Annual Report



2024

 MainStreetBancshares, Inc.

 **MainStreetBancshares, Inc.**

May 2025

Dear Shareholder:

The Washington, D.C. metropolitan area is a great place to do business and we are committed to serving all facets of our community. With nine major universities, six resident fortune 500 companies, record-setting convention and tourism numbers, high median incomes and five major sport franchises, our market is robust. And since our market is home to the nation's Capital, we also keep a close watch on the ever-present political and economic headwaters.

The Company ended the year with total assets of $2.2 billion. Our balance sheet remains strong and well-capitalized, which is a testament to our disciplined financial management. The team maintains effective risk management practices across all areas of our operations, and the Board works closely with management to provide active oversight.

I'm proud to say that our leadership team took quick and decisive action to address two challenges that surfaced during 2024. Those actions included resolving a low volume of nonperforming loans and preserving the net interest margin amidst rising deposit costs.

In addition, the Board made the decision to fully impair the capitalized intangible software assets for Avenu and Venu. The Avenu platform supports our Banking as a Service (BaaS) solution for fintech companies, and Venu is a payments App. The team is carefully evaluating the path forward for each solution.

Our employees are our most valuable assets. To that end, the leadership team is constantly focused on providing training and development opportunities to equip our team with the skills and expertise necessary to meet the evolving needs of our customers.

Management and the Board are grateful for your continued support and confidence. We are committed to delivering long-term value to our shareholders while being a trusted and valued partner to our customers and the communities we serve.

Thank you for your ongoing investment and confidence.

Sincerely,

Jeff W. Dick
Chairman & CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024
OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM   TO

Commission File Number 001-38817

MainStreet Bancshares, Inc.
(Exact name of Registrant as specified in its Charter)

Virginia	**81-2871064**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
10089 Fairfax Boulevard	
Fairfax, VA	**22030**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (703) 481-4567

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	**MNSB**	**The Nasdaq Stock Market LLC**
Depositary Shares (each representing a 1/40th interest in a share of 7.50% Series A Fixed-Rate Non-Cumulative Perpetual Preferred Stock)	**MNSBP**	**The Nasdaq Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. yes ☐ No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ no ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ no ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the Registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the Registrant's executive officers during the relevant recovery period pursuant to section 240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). yes ☐ no ☒

As of June 30, 2024, the last business day of the Registrant's most recently completed second fiscal quarter, the aggregate market value of the shares of common equity held by non-affiliates of the Registrant, based on the closing price of the shares of common stock on The NASDAQ Stock Market, was $134,721,919. The number of shares of Registrant's Common Stock outstanding as of March 10, 2025 was 7,728,106.

DOCUMENTS INCORPORATED BY REFERENCE:

The information required by Part III of this Annual Report on Form 10-K will be found in portions of the Registrant's definitive proxy statement for its 2025 Annual Meeting of Shareholders, to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934, and such information is incorporated herein by this reference.

Auditor Firm ID: 613	Auditor Name: Yount, Hyde & Barbour, P.C.	Auditor Location: Winchester, Virginia, USA

INDEX

PART I

Item 1. Business

As used herein, the "Company," "we," "our," and "us" refer to MainStreet Bancshares, Inc., and the "Bank" refers to MainStreet Bank.

Overview

MainStreet Bancshares, Inc. is a financial holding company that owns 100% of MainStreet Bank and MainStreet Community Capital, LLC. On October 12, 2021, the Company filed an election to be a financial holding company with the Board of Governors of the Federal Reserve System (the "Federal Reserve"). The Company elected financial holding company status in order to engage in a broader range of financial activities than are permitted for bank holding companies generally. We emphasize providing responsive and personalized services to our clients. Due to the consolidation of financial institutions in our primary market area, we believe there is a significant opportunity for a local bank to provide a full range of financial services. By offering highly professional, personalized banking products and service delivery methods and employing advanced banking technologies, we seek to distinguish ourselves from larger, regional banks operating in our market area and are able to compete effectively with other community banks.

MainStreet Bancshares, Inc.

MainStreet Bancshares Inc. is a bank holding company incorporated under the laws of the Commonwealth of Virginia whose principal activity is the ownership and management of MainStreet Bank and MainStreet Community Capital, LLC. The Company is authorized to issue 15,000,000 shares of common stock, par value $4.00 per share. Additionally, the Company is authorized to issue 2,000,000 shares of preferred stock, par value $1.00 per share. There were 7,603,765, shares of common stock outstanding and 28,750 shares of 7.50% Series A Fixed-Rate Non-Cumulative Perpetual Preferred Stock outstanding at December 31, 2024. At that date, there were also outstanding 1,150,000 depositary shares, each representing a 1/40th interest in a share of the Company's Series A Preferred Stock, with a liquidation preference of $1,000 per share (equivalent to $25 per depositary share).

The Company is a registered bank holding company which is governed under the Bank Holding Company Act of 1956, as amended (the "Bank Holding Act"), that has elected to be a financial holding company. As such, is subject to inspection, examination, and supervision by the Federal Reserve.

The Company's executive offices are located at 10089 Fairfax Boulevard, Fairfax, Virginia. Our telephone number is (703) 481-4567, and our internet address is www.mstreetbank.com. The information contained on our website shall not be considered part of this Form 10-K, and the reference to our website does not constitute incorporation by reference of the information contained on the website.

MainStreet Bank

MainStreet Bank is a community commercial bank incorporated in and chartered by the Commonwealth of Virginia. The Bank is a member of the Federal Reserve Bank of Richmond, and its deposits are insured by the FDIC. The Bank opened for business on May 26, 2004, and is headquartered in Fairfax, Virginia. We currently operate six Bank branches; located in Herndon, Fairfax, McLean, Clarendon, and Leesburg, Virginia, and one in Washington D.C.

The Bank is a community bank focused on serving the borrowing, cash management and depository needs of retail customers, small to medium-sized businesses, and professionals. We believe we have a solid franchise that meets the financial needs of our clients and communities by providing an array of personalized products and services delivered by seasoned banking professionals with decisions made at the local level. We believe a significant customer base in our market prefers to do business with a local institution that has a local management team, a local Board of Directors and local founders and that this customer base may not be satisfied with the responsiveness of larger regional banks. By providing quality services, coupled with the opportunities provided by the economies in our market area, we have generated and expect to continue to generate organic growth.

We service Northern Virginia as well as the greater Washington, D.C. metropolitan area. Our goal is to deliver a customized and targeted mix of products and services that meets or exceeds customer expectations. To accomplish this goal, we have deployed a premium operating system that gives customers access to up-to-date banking technology. These systems and our skilled staff have allowed us to compete aggressively with larger financial institutions. We believe the combination of sophisticated technology and personal service sets us apart from our competition. We strive to be the leading community bank in our market.

We offer a full range of banking services to individuals, small to medium-sized businesses and professional service organizations through both traditional and electronic delivery. We were the first community bank in the Washington, D.C. metropolitan area to offer a full online business banking solution, including remote check scanners on a business customer's desktop. We offer mobile banking apps for iPhones, iPads and Android devices that provide for remote deposit of checks. In addition, we were the first bank headquartered in the Commonwealth of Virginia to offer the Certificate of Deposit Account Registry Service ("CDARS"), an innovative deposit insurance solution from the IntraFi Network, LLC ("IntraFi") that provides Federal Deposit Insurance Corporation ("FDIC") insurance on deposits up to $50 million. The Bank also participates in the IntraFi Insured Cash Sweep ("ICS") program, which also functions to provide greater FDIC insurance coverage for participating customers. We believe that enhanced electronic delivery systems and technology increase profitability through greater productivity and cost control, and allow us to offer new and better products and services.

Our products and services include: business and consumer checking, premium interest-bearing checking, business account analysis, savings, certificates of deposit and other depository services, as well as a broad array of commercial, real estate and consumer loans. Internet account access is available for all personal and business accounts, internet bill payment services are available on most accounts, and a robust online cash management system is available for business customers.

Avenu

On October 25, 2021, MainStreet Bancshares, Inc. formally introduced Avenu, a division of MainStreet Bank. Avenu provides an embedded Banking as a Service (BaaS) solution that connects our partners (fintechs, application developers, money movers, and entrepreneurs) directly and seamlessly to our Software as a Service (SaaS) solution. Our transformational subledger combined with our high-touch compliance training goes beyond the industry standards to ensure that our Fintech partners will prosper. This division of MainStreet Bank serves money service businesses, payment processers, and other clients who have a need to embed deposit gathering and payment processing in their mobile Apps. This division provides the Bank with valuable low-cost deposits and additional streams of fee income. Our SaaS software program was deployed in October 2024. The Avenu division is classified within our Financial Technology reportable segment outlined in Note 26. Additional information can be found in our investor presentations filed quarterly.

MainStreet Community Capital, LLC

In September 2021, the Company created a community development entity ("CDE") subsidiary, MainStreet Community Capital, LLC, a Virginia limited liability company, to apply for New Market Tax Credit ("NMTC") allocations from the U.S. Department of Treasury's Community Development Financial Institutions Fund. To promote development in economically distressed areas, the NMTC program was established under the Community Renewal Tax Relief Act of 2000 to provide tax incentives for capital investment in disadvantaged market areas that have not experienced economic expansion. The program establishes a tax credit for investment in a CDE and ongoing compliance with the program is accomplished through a governing board and an advisory board which maintains accountability to residents and businesses in the aforementioned disadvantaged areas. This CDE will be an intermediary vehicle for the provision of loans and investments in Low-Income Communities ("LICs"). In January 2022, the Community Development Financial Institutions Fund ("CDFI") of the United States Department of the Treasury certified MainStreet Community Capital, LLC as a registered CDE. In December 2024, MainStreet Community Capital submitted an application to apply for the 2024 NMTC program allocation. Allocation awards are expected to be announced during the fourth quarter of 2025.

Nasdaq Listing

We were approved to list shares of our common stock on the Nasdaq Capital Market under our current symbol "MNSB" as of April 22, 2019. We were approved to list our depositary shares on the Nasdaq Capital Market under the symbol "MNSBP" as of September 16, 2020. Each depository share represents a 1/40th interest in a share of our 7.50% Series A Fixed-Rate Non-Cumulative Perpetual Preferred stock.

Our Business

As of December 31, 2024, MainStreet Bancshares, Inc. had total consolidated assets of $2.23 billion, total net loans of $1.8 billion, total deposits of $1.9 billion and total stockholders' equity of $208.0 million, and total tangible equity to total tangible assets was 9.33%. For the years ended December 31, 2024 and 2023, our return on average assets was (0.47)% and 1.38%, respectively, and our return on average equity was (4.44)% and 12.66%, respectively.

We are focused on growing business relationships and building core deposits, loans and non-interest income. We believe that we have a solid franchise that meets the financial needs of our clients and communities by providing an array of personalized products and services delivered by seasoned banking professionals with decisions made at the local level. We strive to be the leading community bank in our markets.

We believe that our core lending and deposit business segments continue to perform well. For each of the fiscal years ended December 31, 2024 and December 31, 2023, our net charge-offs to average loans were 0.25% and 0.03%, respectively. As of December 31, 2024, we had $21.7 million in non-performing loans and non-performing assets to total assets was 0.97%.

Management believes that the Company is well positioned to build on its core performance to continue to grow profitably. Although we have successfully attracted new associates, providing depth and talent in key positions, additional employees and infrastructure are expected to be needed to manage the increasing customer relationships that would come with sustained growth.

We are a community-oriented financial institution. Our Bank offers a wide range of commercial and consumer loan and deposit products, as well as mortgage services to individuals, and small and medium sized businesses in our market. We seek to be the provider of choice for financial solutions to customers who value exceptional personalized service, local decision making, and modern banking technology. Our business involves attracting deposits from local businesses and individual customers and using these deposits to originate commercial, mortgage, and consumer loans in our market area. We also invest in securities consisting primarily of obligations of U.S. government sponsored entities, municipal obligations, mortgage-backed securities issued by Fannie Mae, Freddie Mac and Ginnie Mae, and the subordinated debt of other financial institutions. We also invest in NMTC funds that furthers our mission to provide opportunities to areas in need. The Company is the owner and beneficiary of bank owned life insurance (BOLI) policies on certain current and former Bank employees. These policies generate income and can be liquidated, if necessary, with associated tax costs.

The Federal Reserve and the Virginia State Corporation Commission, through its Bureau of Financial Institutions (the "Bureau"), regulate and monitor operations of the Company and the Bank. We are required to file with the FDIC quarterly financial condition and performance reports. The Federal Reserve and the Bureau conduct periodic onsite and offsite examinations. We must comply with a wide variety of reporting requirements and banking regulations. The laws and regulations governing us generally have been promulgated to protect depositors and the federal deposit insurance funds and not to protect shareholders. Additionally, we must bear the cost of compliance with the reporting and regulations; these costs can be significant and may have an effect on our financial performance.

Our Market Area. We consider our primary market area to be the northern Virginia counties of Arlington, Fairfax, Loudoun, and Prince William, and the cities of Fairfax, Alexandria, Falls Church, Manassas and Manassas Park, as well as Washington DC and the greater Washington, DC metropolitan area. Our headquarters is located approximately 15 miles west of Washington, D.C., in Fairfax County, Virginia.

According to the U.S. Census Bureau, the Washington, D.C. Metropolitan Statistical area (MSAs) includes three of the wealthiest counties in the United States, as well as six of the top 20 wealthiest counties. Median household income growth projections range from 7% to over 10% through 2030. Overall, the Washington D.C. MSA ranks ninth out of the largest 25 MSAs ranked by population estimates as of 2023 according to the Census Bureau. We expect our strategies to benefit from the continued growth in population and high income of our market area's residents.

Area	Total Population as of 2025 (Actual)	Population Change 2010-2025		Projected Population Change 2025-2030		Median Household Income 2025	Median Household Income Projected Change 2025-2030		Unemployment Rate as of October 2024		Unemployment Rate as of October 2023	
District of Columbia	685,183	-0.63	%	1.90	%	$106,049	8.29	%	5.3	%	5.0	%
Arlington County	240,077	0.60	%	4.80	%	136,716	7.09	%	2.2	%	2.2	%
Fairfax County	1,141,206	-0.79	%	0.59	%	150,142	9.19	%	2.6	%	2.6	%
Loudoun County	441,547	4.89	%	4.64	%	178,282	9.17	%	2.6	%	2.6	%
Prince William County	496,564	2.98	%	4.24	%	126,144	7.88	%	2.8	%	2.9	%
United States	337,643,652	1.87	%	2.40	%	78,770	8.29	%	3.9	%	3.6	%

Source: U.S. Bureau of Labor Statistics, S&P Global Market Intelligence

The Washington, D.C. MSA is a desirable market for a broad range of companies in a variety of industries, including thirty companies from the 2024 Fortune 500 list, and seven of the United States' largest 100 private companies, according to the 2024 Forbes list of largest private companies by revenue. According to the U.S Bureau of Labor Statistics, the Washington, D.C. MSA has a large and diversified economy. The following table provides an in-depth view of the distribution of employment within the Washington, D.C. MSA.

Washington, D.C. MSA Employment by Sector	Employment Sector by Percent
Mining, Lodging, and Construction	4.9%
Manufacturing	1.7%
Trade, Transportation, and Utilities	12.0%
Information	2.3%
Financial Activities	4.4%
Professional and Business Services	24.0%
Education and Health Services	13.8%
Leisure and Hospitality	9.4%
Other Services	5.8%
Government	21.7%

Source: U.S. Bureau of Labor Statistics, Data as of October 2024
Note: Data is not seasonally adjusted

As the home of the federal government, the broader Washington, D.C. region benefits from consistent population growth and remains well positioned to capitalize on any increase in government spending and infrastructure. Further, as banks in our market have experienced continued consolidation over the last few years, our opportunities to attract talented employees and capitalize on customer dislocation have improved. With its strong demographic characteristics, scale and robust economic activity we believe that the Washington, D.C. metropolitan area represents a strong geographic market for us to realize our continued growth strategies within our core business model.

The Company is active in community development activities that include support for affordable housing for low- or moderate-income (LMI) individuals, including multifamily rental housing, promoting economic development by financing small businesses or farms, revitalizing or stabilizing LMI geographies or designated disaster areas, and targeting support for community services to LMI individuals. The Company also makes qualified investments that target these initiatives within our geographic footprint. In addition, many of our employees and directors are involved in community activities as well as volunteer their time and expertise to local causes.

Competitive Strengths. We continually review our product and service offerings and based on these reviews may selectively add additional products and services to provide further diversification of our revenue sources and to capture our customers' full banking relationships. We believe that the following business strengths have been instrumental to the success of our core operations and will enable us to continue profitable growth and to maximize value to our shareholders, while remaining fundamentally sound.

Community Banking Philosophy. We provide our clients with local decision making and individualized service coupled with products and services offered by our larger institutional competitors. As our business lenders, officers, and directors are based in or reside in the communities we serve, we are able to maintain a high-level of involvement in local organizations and establish a strong understanding of the banking needs of the respective communities. We believe that our customer-centric business philosophy and sales approach enables us to build long-term relationships with desirable customers, which enhances the quality and stability of our funding and lending operations. Our mission and philosophy have positioned us well in the communities across our market area and have enabled us to attract and maintain a very talented and experienced management team.

Disciplined Credit Culture. We achieve our strong credit quality by adherence to sound underwriting and credit administration standards and by maintaining long-term customer relationships. All credit decisions between $250,000 and $750,000 require concurrence of the Chief Lending Officer and the Chief Credit Officer. Approvals of credits in excess of $750,000 require full consensus of the Officer's Loan Committee. We maintain an independent loan review team, and senior management is actively involved with any credits requiring special attention.

Capital Position. The Bank exceeds the regulatory guidelines to be classified as "well capitalized." Our capital position remains strong. At December 31, 2024, the Bank had a tier 1 leverage capital ratio of 12.08%, a common equity tier 1 risk-based capital ratio of 14.64%, a tier 1 risk-based capital ratio of 14.64%, and a total risk-based capital ratio of 15.69%. We believe that our capital position enhances our ability to grow organically because it enables the Bank to continue lending and to remain focused on our customers' needs. For additional information, see Note 16 of Notes to Consolidated Financial Statements.

Technology. We have invested in the technology necessary to meet the developing demands of our commercial and retail customers. We utilize a strong core operating system that enables us to efficiently offer high-end deposit and loan products and have partnered with industry-leading internet banking, cash management, mobile banking, and application-based banking solutions to offer a complete banking experience to all customers, regardless of their preference. We participate in an international and nationwide automated teller machine network in order to offer our customers ATM transactions at over 55,000 locations in the United States, Canada, United Kingdom, and Mexico.

Growth Opportunities. We believe that we can attract new customers and expand our total loans and deposits within our existing market areas through organic growth, online and mobile banking, strategic branching and possible acquisition opportunities. We expect our market will continue to create opportunities to attract new clients and, in some cases, may become the catalyst for mergers and acquisitions. We expect to grow our loan portfolio, open new branches and consider acquisitions only after rigorous due diligence and substantial quantitative analysis regarding the financial and capital impacts of any such transactions. We believe that maintaining our financial discipline will generate long-term shareholder value.

Lending Activities. The Bank's primary market focus is on making loans to small businesses, professionals and other consumers in its local market area, along with various aspects of real estate finance. Owner-occupied and investment commercial real estate loans represent the largest segments of the Bank's loan portfolio. The Bank's primary lending activities are principally directed to its defined market area in Northern Virginia, as well as the greater Washington, D.C. metropolitan area.

We offer a diversified loan portfolio consisting primarily of commercial business and owner-occupied and investment commercial real estate loans with higher risk-adjusted returns, shorter maturities and more sensitivity to interest rate fluctuations, while still providing high quality loan products for single-family and multi-family residential borrowers.

Commercial Business Lending. Commercial loans are written for a variety of business purposes, including government contract receivables, plant and equipment, general working capital, contract administration and acquisition lending. We are also a Preferred Lender for the Small Business Administration (SBA). Our client base is diverse, and we do not have a concentration of commercial business loans in any specific industry segment.

Commercial Real Estate Lending. We finance owner-occupied and investment commercial real estate. Our underwriting policies and processes focus on the client's ability to repay the loan as well as an assessment of the underlying real estate. Risks inherent in managing a commercial real estate portfolio relate to sudden or gradual drops in property values as well as changes in the economic climate. We attempt to mitigate those risks by carefully underwriting loans of this type and by following appropriate loan-to-value standards. Commercial real estate loans represent the largest segment of the Bank's loan portfolio. At December 31, 2024, approximately 19.5% of our loan portfolio related to owner occupied commercial real estate loans, and approximately 30.5% of our loan portfolio related to investment commercial real estate.

Real Estate Construction Lending. This segment of our portfolio is predominately residential in nature and is composed of loans with short durations. We offer real estate construction financing to customers that have in place a permanent loan "take-out," either by the Bank or another institution. Our approach to this type of lending reduces our credit risk, yet offers a competitive product in the marketplace. We also offer construction financing to many local home builders. These loans are also short duration and carefully underwritten with an increased focus on the builder's reputation and ability to deliver high quality homes on time and within budget.

We also stress test the construction lending portfolio based upon the percentage completion method by stressing the as-is and as-completed appraised values. For further details, see stress test methodology in the Management's Discussion and Analysis.

Residential Real Estate Lending. The Bank offers a variety of consumer-oriented residential real estate loans both for purchase and refinancing.

Consumer Installment Lending. We offer consumer loans including term loans, home equity lines of credit, and overdraft protection.

Credit Policies and Administration. The Bank has adopted a comprehensive lending policy, which includes a well-defined risk tolerance and stringent underwriting standards for all types of loans. Management believes that it employs experienced lending officers, secures appropriate collateral and carefully monitors the financial conditions of its borrowers.

In addition to normal repayment risks, all loans in the Bank's portfolio are subject to the state of the economy and the related effects on the borrower and/or the real estate market. Generally, longer-term loans have periodic interest rate adjustments and/or call provisions. Senior management monitors the loan portfolio closely to minimize past due loans and swiftly address potential problem loans. In addition to the internal business processes employed in the credit administration area, the Bank engages an outside or independent credit review firm to review the loan portfolio annually. Results of the credit review are used to validate our internal loan ratings and to review independent commentary on specific loans and loan administration activities.

Lending Limit. As of December 31, 2024, our legal lending limit for loans to one borrower was approximately $46.8 million. The Bank "in-house" lending limit is 50% of the legal lending limit for all relationships unless the loan is owner occupied, 1-4 family/residential or a government contract line of credit. If owner occupied, 1-4 family or a government contractor, the "in-house" lending limit is 90% of the legal lending limit for "Good" rated credits; 85% for "Standard" rated credits and 75% for "Acceptable" rated credits. Our loan policy prescribes a sub-limit to certain borrowers based upon our determination of each borrower's credit quality. We routinely participate loan amounts in excess of our policy limits to other financial institutions.

For additional information, see Note 1 and Note 5 of Notes to Consolidated Financial Statements.

Investments and Funding. The Bank balances its liquidity needs based on loan and deposit growth through the investment portfolio and purchased funds. It is the Bank's goal to provide adequate liquidity to support the loan growth of the Bank. In the event the Bank has excess liquidity, investment securities are used to generate additional income. In the event deposit growth does not fully support the Bank's loan growth, the Bank will utilize deposit listing services, borrowed funds, or incorporate a combination of sales of investment securities, federal funds and other purchased/borrowed funds in order to augment the Bank's funding position.

The current investment policy authorizes the Bank to invest in debt securities issued by the United States Government, agencies of the United States Government, or United States Government-sponsored enterprises. The policy permits investments in mortgage-backed securities, including pass-through securities, issued and guaranteed by Fannie Mae, Freddie Mac and Ginnie Mae. The investment policy also permits investments in federal funds and deposits in other insured institutions. In addition, management is authorized to invest in investment grade state and municipal obligations, private mortgage-backed securities, the subordinated debt of other financial institutions and equity investments in funds designed to help LMI geographies. The Bank does not engage in any hedging or trading activities in its investment portfolio. The Company is also the owner and beneficiary of bank owned life insurance (BOLI) policies on certain current and former Bank employees. These policies generate income and can be liquidated, if necessary, with associated tax costs.

Generally accepted accounting principles require that, at the time of purchase, the Bank designate a security as "held-to-maturity," "available-for-sale," or "trading," depending on our ability and intent to hold such security. Debt securities available-for-sale are reported at fair value, while debt securities held-to-maturity are reported at amortized cost. The Bank does not maintain a trading portfolio. Establishing a trading portfolio would require specific authorization by the Board of Directors.

The investment portfolio is actively managed and consists of investments classified as available-for-sale and held-to-maturity. Under the available-for-sale classification, investment instruments may be sold as deemed appropriate by management. On a monthly basis, the investment portfolio is marked to market as required by ASC 320. Additionally, the investment portfolio is used to balance the Bank's asset and liability position. The Bank invests in fixed rate or floating rate instruments as necessary to reduce interest rate risk exposure.

At December 31, 2024, the held-to-maturity portfolio, which is primarily composed of municipal securities and subordinated debt of other financial institutions, and is carried at amortized cost, totaled $16.1 million. At that date, the available-for-sale portfolio, which is composed of collateralized mortgage-backed securities, subordinated debt of other financial institutions, preferred stock, municipal securities, and U.S. Government agency securities and is carried at fair value, totaled $55.7 million. For additional information, see Note 3 of the Notes to Consolidated Financial Statements.

Subordinated Notes. In April of 2021, the Company completed an issuance and sale of $30 million in fixed-to-floating subordinated notes. The net proceeds were used to fully call subordinated notes issued in 2016 and to support additional growth for other general business purposes. The notes have a maturity date of April 15, 2031 and an annual fixed interest rate of 3.75% until April 15, 2026. After April 15, 2026, the notes will have a floating interest rate based on three-month SOFR rate plus 302 basis points (3.02%) (computed on the basis of a 360-day year of twelve 30-day months) from and including April 15, 2026, to the maturity date or any early redemption date. Interest will be paid semi-annually, in arrears, on July 1 and January 1 of each year during the time that the notes remain outstanding through the fixed interest rate period or earlier redemption date. Interest will be paid quarterly, in arrears, on April 15, July 15, October 15 and January 15 throughout the floating interest rate period or earlier redemption date.

On March 1, 2022, the Company completed the issuance of $43.8 million in aggregate principal amount of fixed-to-floating rate subordinated notes in a private placement transaction to various accredited investors. The net proceeds of the offering have been and will be used to support growth and for other general business purposes. The notes have a maturity date of March 15, 2032, and have an annual fixed interest rate of 4.00% until March 15, 2027. Thereafter, the notes will have a floating interest rate based on three-month SOFR rate plus 233 basis points (2.33%) (computed on the basis of a 360-day year of twelve 30-day months) from and including March 15, 2027, to the maturity date or any early redemption date. Interest will be paid semi-annually, in arrears, on March 15 and September 15 of each year during the time that the notes remain outstanding through the fixed interest rate period or earlier redemption date. Interest will be paid quarterly, in arrears, on March 15, June 15, September 15 and December 15 throughout the floating interest rate period or earlier redemption date.

Deposit Activities. Deposits are the major source of funding for the Bank. The Bank offers a broad array of deposit products that include demand, NOW, money market and savings accounts as well as certificates of deposit. The Bank typically pays a competitive rate on the interest-bearing deposits. As a relationship-oriented organization, we seek generally to obtain deposit relationships with our loan clients.

We offer a full range of consumer and commercial deposit products, including on-line banking with bill pay, cash management, sweep accounts, wire transfer, check imaging, remote deposit capture and courier services.

As the Bank's overall balance sheet positions dictate, we may become more or less competitive in our interest rate structure as our liquidity position changes. Additionally, we may use wholesale deposits through sources such as deposit listing services, school systems, government entities and other sources to augment our funding position.

We can also arrange for FDIC insurance for deposits up to $50 million through CDARS, the Certificate of Deposit Account Registry Service, which provides a convenient method for a depositor to enjoy full FDIC insurance on deposits up to $50 million through a single banking relationship. The Bank also participates in the IntraFi Insured Cash Sweep ("ICS") program, which also functions to provide greater FDIC insurance coverage for participating customers.

For additional information on deposits, see Note 9 of Notes to Consolidated Financial Statements.

Banking-as-a-Service (BaaS). Beginning in 2016, the Board and management identified an opportunity for alternative sources of low-cost deposits and fee income. We determined that Financial Technology ("FinTech") companies were making significant inroads into banking, and we expanded our strategic plan to include banking customers that require BaaS and other payment service solutions.

Consistent with our culture, we worked with a small group of clients in order to understand the risks associated with this business line. We developed an infrastructure to identify, measure, monitor, and control the risks associated with FinTechs, providing BaaS, and payment systems in general. We designed and implemented comprehensive legal, strategic, procedural and policy documents to guide business opportunities.

We have designed Avenu to be a comprehensive solution that provides FinTechs with an array of embedded banking services they may offer to their customers in a scalable cloud-based platform. We guide our FinTech partners through the complex maze of banking regulations by integrating compliance and fraud detection throughout the framework of our solution as well as in-person training for FinTech partners' team members. We have developed a live sandbox for our FinTech partners to provide a proof of concept and allow for quick integration and time to market when they are ready to "go-live."

Our subledger, combined with our high-touch compliance training, goes beyond the industry standards to ensure that our FinTech partners will operate successfully. We believe partnering with FinTechs will provide an opportunity to access untapped markets and will become a fresh source for growth in low-cost deposits and fee income.

We will continue to support the FinTech industry. Consumers in the United States express more confidence banking with FinTechs than traditional banks in many cases. As a business-focused community bank, we see FinTechs as a natural way for us to expand our footprint into consumer banking opportunities.

Competition. We face significant competition for the origination of loans and the attraction of deposits. Our competition for loans comes primarily from financial institutions in our market area and, to a lesser extent, from other financial service providers, such as mortgage companies and mortgage brokers. Competition for loans also comes from the increasing number of non-depository financial service companies entering the mortgage market, such as insurance companies, securities companies and specialty finance companies. Our most direct competition for deposits has historically come from other financial institutions operating in our market area. We also face competition for investors' funds from money market funds, mutual funds and other corporate and government securities.

Board Leadership and Oversight

The Board of Directors combines the position of Chairman of the Board with the position of Chief Executive Officer, coupled with a Lead Independent Director position to further strengthen the Company's corporate governance structure. Terry Saeger serves as Vice Chairman of the Board and Lead Independent Director. The Board of Directors believes this provides an efficient and effective leadership model for the Company.

- Combining the Chairman of the Board and Chief Executive Officer positions promotes clear accountability, effective decision-making, and alignment on corporate strategy. Our Chief Executive Officer, who is a co- founder of the Bank, has always been the CEO and has served as Chairman since 2009. He has extensive knowledge of all aspects of our current business and operations and our prospects which he communicates to the Board. He is particularly focused on the development and execution of our current strategic plans and investments for future growth.
- The Vice Chairman and Lead Independent Director provides a means for our independent Directors to meet and discuss all issues and concerns that arise on an ongoing basis. The Lead Independent Director can independently engage

external resources as needed to follow-up on issues and concerns. The Lead Independent Director also acts as a liaison to the Chairman to follow-up and share concerns raised by the independent Directors.

The Board of Directors also believes administration of its risk oversight function is enhanced by the Board's leadership structure. To assure effective independent oversight, the Board has adopted appropriate governance practices, including:

1. The Lead Independent Director can call for executive sessions of the independent Directors as needed,
2. The independent Compensation Committee conducts performance evaluations of the Chairman of the Board and Chief Executive Officer, and works with management to evaluate risks posed by our compensation programs and limit unnecessary or excessive risks these programs may pose to the Company, and
3. The Nominating Committee is responsible for the selection and nomination of Directors and is made up exclusively of independent Directors.

Risk Management

The Board of Directors is actively involved in oversight of risks that could affect the Company. This oversight is conducted in part through the Audit and Risk Committee of the Board of Directors, but the full Board of Directors has retained responsibility for general oversight of risks. The Chief Risk Officer and Chief Compliance Officer have reporting lines to the Audit and Risk Committee and are free to contact independent Directors whenever they feel the need to do so.

The Board of Directors satisfies this responsibility through full reports by the Audit and Risk Committee regarding its considerations and actions, regular reports directly from officers responsible for oversight of risks within the Company as well as through internal and external audits. The Audit and Risk Committee conducts an annual assessment of its performance and capabilities.

Risks relating to the direct operations of the Bank are further overseen by the Board of Directors of the Bank. The Board of Directors of the Bank also has additional committees that conduct risk oversight separate from the Company. Further, the Board of Directors oversees risks through the establishment of policies and procedures that are designed to guide daily operations in a manner consistent with applicable laws, regulations and risks acceptable to the organization.

Risk is inherent with every business, particularly financial institutions. We face a number of risks, including credit risk, interest rate risk, liquidity risk, operational risk, legal risk, strategic risk and reputation risk. Management is responsible for the day-to-day management of the risks the Company faces, while the Board has responsibility for the oversight of risk management. In its risk oversight role, the Board of Directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed. Senior management meets regularly to discuss strategy and risks facing the Company. Senior management attends the Board meetings and is available to address any questions or concerns raised by the Board on risk management and any other matters. The independent members of the Board provide independent oversight of the Company's management and affairs.

Environmental, Social, and Governance

At MainStreet Bancshares Inc., our overarching focus is to make a positive impact on the communities we serve. The Board and management are aligned regarding the growing importance of Environmental, Social and Governance (ESG) initiatives, and we believe that an emphasis on sustainability can strengthen risk management and enhance value. We are, in many ways, at the beginning of our ESG journey. As we look to the future, we recognize that ESG initiatives require a commitment to the long term, and making an impact requires a willingness to listen to, learn from, and work with stakeholders across our community. Fortunately, this approach is second nature to community banks; the challenge is to harness information. We are undertaking efforts to quantify how we make a tangible difference in the communities where we live, play and work.

Environmental

The Company has a goal of reducing its carbon emissions each year.

MainStreet Bank's origins as a "branch-lite" financial institution mean that we have been and will continue to be part of the transition to a sustainable economy that is kinder to our environment because it is less dependent on carbon fuels. Most banks the Company's size have 20+ branches. The Bank has six locations. The Company has adopted a strategy of Put Our Bank in Your Office®, which also allows customers to conduct business with us without traveling to the Bank. On average, more than 70% of daily transactions are processed by our customers without the need to come to the Bank. These changes were underway at the Bank long before COVID-19 forced behavioral patterns in our society to change. For business operators in particular, our remote banking solutions have reduced the need to make frequent visits to a branch bank to deposit cash and checks. This helps to reduce vehicular traffic in our already crowded market.

The Company has converted all lighting to LED, scheduled HVAC units for maximum efficiency during off-work hours, incorporated mini-split units for specific location heating and cooling, tinted windows to reduce cooling needs and increased the number of indoor plants to improve air quality.

The Company has also added charging stations to accommodate employees who drive electric vehicles and encourages the purchase of hybrid vehicles.

We recognize the growing environmental risks of electronic waste and have procedures in place to reduce our impact in this regard. For example, MainStreet Bank contracts with an asset disposal company to ensure that electronic assets, including monitors, security cameras, and batteries, are disposed of and recycled in an appropriate and environmentally sensitive manner.

We have long allowed and even encouraged our employees to telecommute. Approximately 12% of our employees work remotely full-time. All but our relatively lean team of branch staff are eligible to telecommute, and most do so at least a few days a month. These arrangements give us a broader and more diverse pool of applicants in recruiting, and also serve to reduce our employees' carbon footprint.

In our lending portfolio, we seek opportunities to support energy efficiency and renewable energy.

Social

In 2022, the establishment of MainStreet Community Capital is another business initiative we have taken to support ESG initiatives in our communities. MainStreet Community Capital's focus is to invigorate distressed, low-income communities in the Washington, D.C., metropolitan area by providing capital and other financial services. These investments are intended to spur the creation of quality jobs and services in underserved areas. MainStreet Community Capital has earned its designation as a Community Development Entity (CDE) as defined under the U.S. Treasury Department's Community Development Financial Institution (CDFI) Fund. MainStreet Community Capital has applied to the CDFI Fund for an allocation of the New Markets Tax Credits , and plans to continue to do so annually.

Turning to our staff, as of December 31, 2024, the Company employed 204 full-time employees. None of our employees are represented by a collective bargaining agreement.

The Board and management are focused on maintaining a strong corporate culture. The Company's goal is to always hire the most qualified individuals. The Company is located in a diversely populated geography, and the Company's workforce effectively represents that diversity. We believe that a diverse workforce enhances our ability to serve our customers and our communities by enabling us to better understand their financial needs and to provide necessary and appropriate financial services.

Seventy-three percent of the Company's employees self-identify as either female or ethnically diverse (defined as all Equal Employment Opportunity Commission classifications other than white). The Company is proud to have four veterans on its team as well.

Governance

As indicated in the discussion of Board Leadership and Oversight, the Company believes effective oversight by the Board of Directors is an essential element of a financially sound and well-managed bank. The Board establishes the Company's risk philosophy, ensures that it has an appropriate risk-management framework, determines the overall business strategy, and monitors implementation of strategy.

To maintain the high caliber of our Board, the Company invests regularly in director education. Additionally, our directors establish and adhere to a rigorous Code of Ethics and Business Conduct. We seek highly qualified directors with skills needed for a forward-looking Board. The Company has a technology expert on the Board since 2011, well before it became a recommended practice for community banks.

At the Board level, the Company has seven independent directors, out of a total of nine. The total of nine includes one director who stepped down from management in March 2022 and thus will become an independent director in March 2025. One of the independent directors self-identify as female, one self-identifies as an African-American male, and one self-identifies as a Hispanic male. Four of the independent directors self-identify as white males.

Diversity is one factor taken into account when considering candidates to serve on the Board of Directors. The Board believes that diversity supports its goal of best serving the Company and our shareholders, customers and employees.

The matrix below summarizes the self-identified diversity attributes of our Board members.

Board Size:					
Total Number of Directors			9		
Gender:	**Male**	**Female**		**Non-Binary**	**Gender Undisclosed**
Number of directors based on gender identity	8	1		—	—
Number of directors who identify in any of the categories below:					
African American or Black	1	—		—	—
Alaskan Native or American Indian	—	—		—	—
Asian	—	—		—	—
Hispanic or Latinx	1	—		—	—
Native Hawaiian or Pacific Islander	—	—		—	—
White	6	1		—	—
Two or More Races or Ethnicities	—	—		—	—
LQBTQ+			—		
Undisclosed			—		


2024 MNSB Demographic Profile
Independent Directors
Named Executives
Exec. Vice President
Senr. Vice President
Vice President
Asst. Vice President
Branch
Admin. Support
All Employees
0%
20%
40%
60%
80%
100%
Eth. Diverse Female
Eth. Diverse Male
White Female
White Male

Title	Ethnically Diverse Female	Ethnically Diverse Male	White Female	White Male
Independent Directors	0.0%	29.0%	14.0%	57.0%
Executives	0.0%	33.0%	0.0%	67.0%
Exec. Vice Pres.	0.0%	10.0%	40.0%	50.0%
Senior Vice Pres.	21.0%	22.0%	14.0%	43.0%
Vice Pres.	29.0%	18.0%	28.0%	25.0%
Asst. Vice Pres.	14.0%	29.0%	43.0%	14.0%
Branch	60.0%	10.0%	20.0%	10.0%
Admin. Support	43.0%	15.0%	19.0%	23.0%
All Employees	32.0%	18.0%	23.0%	27.0%

The Company is focused on equal pay for equal work, and on developing all employees to reach their full potential. The Company realizes that hiring a diverse workforce that is representative of the diversity of the local population also allows us to better serve our marketplace.

Employee Age Diversity					
Age Group	20 – 29	30 – 39	40 – 49	50 – 59	60 +
Number of Employees	20	47	53	59	25
Percentage of Total	10%	23%	26%	29%	12%

The age distribution of our employee base is also appropriately diversified.

The age distribution of our employees as denoted by generational categories.

Employees by Generation		
Pre Baby Boomers	0.5	%
Baby Boomers	14.7	%
Generation X	44.1	%
Millennials	37.3	%
Generation Z	3.4	%

The gender distribution of our employee base is diversified.

Employees by Gender		
Female	53.9	%
Male	46.1	%

For the fiscal year ended December 31, 2024, we had 25 promotions. These promotions were distributed as follows:

2024 Promotions Diversity		
	Ethnically Diverse	White
Female	5	6
Male	4	10

The Company celebrates diversity throughout the year and fosters opportunities to learn about different cultures, religious practices, traits and differences. The Company finds that doing so brings out the best in the team as we grow together to exceed customer expectations and create shareholder value.

Supervision, Regulation and Other Factors

General. The U.S. banking industry is highly regulated under federal and state law. Consequently, our growth and earnings performance will be affected not only by management decisions and general and local economic conditions, but also by the statutes administered by, and the regulations and policies of, various governmental regulatory authorities. These regulators include the Federal Reserve, FDIC, the Bureau, CFPB, SEC, Internal Revenue Service, and state taxing authorities. President Trump and Republican members of Congress have proposed significant reductions in financial institution regulation. The effect of these statutes, regulations, and policies and any changes to such statutes, regulations, and policies, if adopted, can be material and cannot be predicted.

The primary goals of the U.S. bank regulatory framework are to maintain a safe and sound banking system, facilitate the conduct of sound monetary policy, and promote fairness and transparency for financial products and services. The system of supervision and regulation applicable to us and the Bank establishes a comprehensive framework for their respective operations and is intended primarily for the protection of the FDIC's Deposit Insurance Fund, the Bank's depositors, and the public, rather than our shareholders or creditors. The descriptions below summarize certain elements of the regulatory framework. The descriptions are not intended to describe all laws and regulations applicable to us and the Bank, and the descriptions are qualified by reference to the full texts of the statutes, regulations, policies, interpretive letters, and other written guidance that are described herein.

Regulation of the Company and Bank. The Company is a bank holding company that has elected status as a financial holding company. As such, the Company is subject to extensive regulation under the Bank Holding Company Act of 1956, as amended ("BHCA"), and to the examination and reporting requirements of the Federal Reserve. The Company is also subject to the rules and regulations of the SEC and state securities administrators under federal and state securities laws.

As a Virginia-chartered commercial bank that is a member of the Federal Reserve System, the Bank is subject to regulation, supervision and examination by the Bureau and the Federal Reserve. State and federal laws also govern the activities in which the Bank engages, the investments that it makes and the aggregate amount of loans that may be granted to one borrower. The Bureau and the Federal Reserve also regulate the branching authority of the Bank. In addition, various consumer and compliance laws and regulations affect the Bank's operations.

The earnings of the Bank, the Company's subsidiary, and therefore the earnings of the Company, are affected by general economic conditions, management policies, changes in state and federal legislation and actions of various regulatory authorities, including those referred to above. The statutes, regulations and policies that govern our operations are under continuous review and are subject to amendment from time to time by Congress, the Virginia legislature and federal and state regulatory agencies. Any such future statutory or regulatory changes could adversely affect our operations and financial condition.

Bank Holding Company Regulation. The Company is subject to regulation under the BHCA and to supervision, examination, and enforcement by the Federal Reserve as well as the Bureau. The BHCA and other federal laws subject bank holding companies to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations. The Federal Reserve's jurisdiction also extends to any company that we directly or indirectly control, such as any nonbank subsidiaries and other companies in which we own a controlling interest.

Financial Services Industry Reform. As final rules and regulations implementing the Dodd-Frank Act have been adopted, and may continue to be adopted and/or modified, this law has changed the bank regulatory framework and has affected the lending, deposit, investment, trading, and operating activities of banks and their holding companies.

A number of the effects of the Dodd-Frank Act are described or otherwise accounted for in various parts of this "Supervision, Regulation and Other Factors" section. In addition to those requirements, the Dodd-Frank Act addresses many investor protection, corporate governance, and executive compensation matters that affect most U.S. publicly traded companies. The Dodd-Frank Act requires certain publicly traded companies to give shareholders a non-binding vote on executive compensation and golden parachute payments; enhances independence requirements for compensation committee members; requires national securities exchanges to require listed companies to adopt incentive-based compensation "clawback" policies for executive officers; requires certain publicly traded companies to disclose the relationship between the executive compensation actually paid by the company and the financial performance of the company; and authorizes the SEC to promulgate rules that would allow shareholders to nominate their own director candidates using a company's proxy materials. While much of the Dodd-Frank Act has been implemented in the form of final rules from the banking agencies, certain aspects of the Dodd-Frank Act remain in proposed form or have not been implemented. Accordingly, it is possible that existing rules may still be modified or repealed or that new rules may be implemented that may impact our operations.

The Economic Growth, Regulatory Relief and Consumer Protection Act ("Economic Growth Act"), which was signed into law in May 2018, provides certain limited amendments to the Dodd-Frank Act, as well as certain targeted modifications to prior financial services reform regulatory requirements. Provisions in the Economic Growth Act generally address access to mortgage credit; consumer access to credit; protections for veterans, consumers, and homeowners; and protections for student borrowers. One of the Economic Growth Act's highlights, with implications for us, was the asset threshold under the Federal Reserve's Small Bank Holding Company and Savings and Loan Holding Company Policy Statement being increased from $1 billion to $3 billion, which benefits bank holding companies by, among various other items, allowing for an 18-month safety and soundness examination cycle as opposed to a 12-month examination cycle, changing to scaled biannual regulatory reporting requirements as opposed to quarterly regulatory reporting requirements, and not subjecting bank holding companies to capital adequacy guidelines on a consolidated basis. Another significant provision was the Economic Growth Act's directive that federal bank regulatory agencies adopt a threshold for a Community Bank Leverage Ratio ("CBLR") framework. The CBLR framework and its implications for us are discussed in more detail below under the heading "- Bank Regulation - Capital Adequacy Requirements."

In March 2023, the CFPB issued a final rule implementing Section 1071 of the Dodd-Frank Act. The final rule requires financial institutions to collect and report data to the CFPB on small business loan applicants, including demographic data, lending decisions, and the price and terms of credit. The purpose of the rule is to increase transparency and combat discrimination in small business lending. For banks with moderate volume lending, the compliance deadline is January 16, 2026.

On October 22, 2024, the CFPB issued its final rule implementing Section 1033 of the Dodd-Frank Act with respect to personal financial data rights, more commonly known as the "Open Banking Rule." The final rule, among other things, requires banks and other financial institutions to make a consumer's data available upon request to the consumer and their authorized third parties in a secure and reliable manner, and establishes obligations for third parties accessing consumers' data, including data security and privacy protections. According to the CFPB, the rule is designed to foster competition and innovation in the financial services industry by making it easier for consumers to switch financial providers and for new companies to offer innovative products and services. The compliance deadline is phased-in based on the asset size of the financial institution. For banks with $1.5 billion to $3 billion in total assets, the compliance deadline is April 1, 2029.

At this time, it is difficult to anticipate the continued impact the above-described legislation may have on our business, our customers, and the financial industry generally. Changes resulting from further implementation of, changes to, or repeal of the Dodd-Frank Act and other regulations may impact the profitability of our business activities; require changes to certain of our business practices; impose upon us more stringent capital, liquidity, and leverage requirements; or otherwise adversely affect our business. These changes may also require us to invest significant management attention and resources to evaluate and make any changes necessary to comply with new statutory and regulatory requirements. Failure to comply with any new requirements may negatively impact our results of operations and financial condition.

Additionally, the future implementation and enforcement of regulations may be affected by the outcome of the 2024 Presidential election, which resulted in significant changes in the leadership of various bank regulatory agencies. In early February 2025, the CFPB's Acting Director issued directives to cease virtually all CFPB activities, including supervision, examinations, rulemaking, enforcement actions, and pending investigations. CFPB staff were instructed to suspend the effective dates of all rules that have been issued, but have not yet gone into effect. Further, the Acting Director announced that the CFPB would not be taking its next draw of unappropriated funding. A new CFPB Director has recently been nominated and is subject to Senate confirmation. The future of the CFPB is uncertain at this time.

Holding Company Capital Requirements. As a bank holding company with less than $3 billion in total consolidated assets, the Company is eligible to be treated as a "small bank holding company" under the Federal Reserve's Small Bank Holding Company and Savings and Loan Holding Company Policy Statement. As a result, the Company's capital adequacy is evaluated at the bank level and on a parent-only basis, and it is not subject to consolidated capital standards for regulatory purposes.

Imposition of Liability for Undercapitalized Subsidiaries. Federal banking regulations require FDIC-insured banks that become undercapitalized to submit a capital restoration plan. The capital restoration plan of a bank controlled by a bank holding company will not be accepted by the regulators unless the bank holding company guarantees the subsidiary's compliance with the capital restoration plan up to a certain specified amount. Any such guarantee from a bank holding company is entitled to a priority of payment in bankruptcy.

The aggregate liability of the holding company of an undercapitalized bank in such a guarantee is limited to the lesser of 5% of the bank's assets at the time it became undercapitalized or the amount necessary to cause the institution to be adequately capitalized. The bank regulatory agencies have greater power in situations where a bank becomes significantly or critically undercapitalized or fails to submit a capital restoration plan. For example, a bank holding company controlling such a bank can be required to obtain prior Federal Reserve approval of proposed dividends, or might be required to divest the bank or other affiliates.

Acquisitions by Bank Holding Companies. We must obtain the prior approval of the Federal Reserve before acquiring more than 5% of the voting stock of any bank or other bank holding company, acquiring all or substantially all of the assets of any bank or bank holding company, or merging or consolidating with any other bank holding company. In evaluating applications with respect to these transactions, the Federal Reserve is required to consider, among other things, the effect of the acquisition on competition; the financial condition, managerial resources, and prospects of the bank holding company and the bank(s) concerned; the convenience and needs of the communities to be served (including the record of performance under the CRA); the effectiveness of the applicant in combating money laundering activities; and the extent to which the proposed acquisition would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. The Federal Reserve can deny an application based on the above criteria or other considerations. In addition, as a condition to receiving regulatory approval, the Federal Reserve can impose conditions on the acquiror or the business to be acquired, which may not be acceptable or, if acceptable, may reduce the benefit of a proposed acquisition.

Control Acquisitions. Subject to various exceptions, the BHCA and the Change in Bank Control Act, together with related regulations, require Federal Reserve approval or non-objection prior to any person or company (or group acting in concert) acquiring "control" of a bank holding company. Although "control" is based on the facts and circumstances surrounding the investment, control is conclusively presumed to exist if a person or company (or group acting in concert) acquires 25% or more of any class of voting securities of the bank holding company. Control of a bank holding company is rebuttably presumed to exist under the Change in Bank Control Act if the acquiring person or entity (or group acting in concert) will own 10% or more of any class of voting securities

15

immediately following the transaction and either no other person will hold a greater percentage of that class of voting securities after the acquisition or the bank holding company has publicly registered securities. The BHCA's definition of "control" can also be triggered when a company acquires 5% or more of any class of voting securities and certain other factors are present or when a company acquires one-third or more of total equity (both voting and non-voting).

Regulatory Restrictions on Dividends; Source of Strength. As a bank holding company, we are subject to certain restrictions on dividends under applicable banking laws and regulations. The Federal Reserve has issued a supervisory letter on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve's view that a bank holding company should pay cash dividends only to the extent that: (1) the holding company's net income for the past four quarters, net of any dividends previously paid during that period, is sufficient to fully fund the dividends; (2) the prospective rate of earnings retention is consistent with the bank holding company's capital needs, asset quality, and overall financial condition; and (3) the bank holding company will continue to meet, and is not in danger of failing to meet, minimum regulatory capital adequacy ratios. Failure to comply with the supervisory letter could result in a supervisory finding that the bank holding company is operating in an unsafe and unsound manner. In the current financial and economic environment, the Federal Reserve has indicated that bank holding companies should carefully review their dividend policy and has discouraged payment ratios that are at maximum allowable levels unless both asset quality and capital are very strong. The Federal Reserve may further restrict the payment of dividends by engaging in supervisory action to restrict dividends or by requiring us to maintain a higher level of capital than would otherwise be required under any applicable minimum capital requirements. Our ability to pay dividends and make other distributions depends in part upon the receipt of dividends from the Bank, which is subject to certain restrictions on dividends as discussed in more detail below.

Under longstanding Federal Reserve policy, which has been codified by the Dodd-Frank Act, we are expected to act as a source of financial strength to, and to commit resources to support, the Bank. This support may be required at times when we may not be inclined to provide it. In addition, any capital loans that we make to the Bank are subordinate in right of payment to deposits and to certain other indebtedness of the Bank. As discussed above, in certain circumstances, we could also be required to guarantee the capital restoration plan of the Bank, if the Bank became undercapitalized for purposes of the FDIC's prompt corrective action regulations. In the event of our bankruptcy, any commitment by us to a federal bank regulatory agency to maintain the capital of the Bank under a capital restoration plan would be assumed by the bankruptcy trustee and entitled to a priority of payment.

Scope of Permissible Activities. In general, the BHCA limits the activities permissible for bank holding companies to the business of banking, managing, or controlling banks, and such other activities as the Federal Reserve has determined to be so closely related to banking as to be properly incidental thereto. Permissible activities for a bank holding company include, among others, operating a mortgage, finance, credit card, or factoring company; performing certain data processing operations; providing investment and financial advice; acting as an insurance agent for certain types of insurance; leasing personal property on a full-payout, nonoperating basis; and providing certain stock brokerage services. A bank holding company may also make an investment of up to 5% of any class of voting securities of any company that is otherwise a non-controlling investment.

The Company has elected status as a financial holding company. As such, it may engage in activities that are financial in nature or incidental to such financial activity, or complementary to a financial activity and which do not pose a substantial risk to the safety and soundness of the Bank or to the financial system generally. These activities include securities dealing, underwriting and market making, insurance underwriting and agency activities, merchant banking, and insurance company portfolio investments. Expanded financial activities of financial holding companies generally are regulated according to the type of such financial activity: banking activities by banking regulators, securities activities by securities regulators, and insurance activities by insurance regulators. A bank holding company, such as the Company may elect to be treated as a financial holding company if all of its depository institution subsidiaries are "well-capitalized" and "well-managed," and have received a rating of not less than "Satisfactory" on their most recent examination under the CRA.

Volcker Rule. Section 13 of the BHCA, commonly known as the "Volcker Rule," has generally prohibited insured depository institutions and their affiliates from sponsoring or acquiring an ownership interest in certain investment funds, including hedge funds and private equity funds. The Volcker Rule also places restrictions on proprietary trading. The Economic Growth Act exempts from the Volcker Rule insured depository institutions with $10 billion or less in total consolidated assets and whose total trading assets and trading liabilities are 5% or less of total consolidated assets. The Federal Reserve has effectively extended the exemption to bank holding companies with $10 billion or less in total consolidated assets. Since we meet the criteria listed above, we are exempt from the Volcker Rule.

Safe and Sound Banking Practices. Bank holding companies are not permitted to engage in unsafe and unsound banking practices. For example, the Federal Reserve's Regulation Y generally requires a bank holding company to provide the Federal Reserve with prior notice of any redemption or repurchase of its own equity securities, if the consideration to be paid, together with the consideration paid for any repurchases or redemptions in the preceding year, is equal to 10% or more of the bank holding company's consolidated net worth. The Federal Reserve may oppose the transaction if it believes that the transaction would constitute an unsafe or unsound practice or would violate any law or regulation. In certain circumstances, the Federal Reserve could take the position that paying a dividend would constitute an unsafe or unsound banking practice. The Federal Reserve has broad authority to prohibit activities of bank holding companies and their nonbanking subsidiaries that represent unsafe and unsound banking practices, result in breaches of fiduciary duty, or which constitute violations of laws or regulations, and can assess civil money penalties or impose enforcement actions for such activities.

Bank Regulation. The Bank is a commercial bank chartered under the laws of the Commonwealth of Virginia and is a member of the Federal Reserve. As such, the Bank is subject to extensive regulation, supervision, and examination by the Bureau and the Federal Reserve. In addition, the Bank's deposits are insured to the maximum extent permitted by law by the FDIC. The bank regulatory agencies have the power to enforce compliance with applicable banking laws and regulations. These requirements and restrictions include requirements to maintain reserves against deposits, restrictions on the nature and amount of loans that may be made and the interest that may be charged thereon, and restrictions relating to investments and other activities of the Bank.

<u>Capital Adequacy Requirements</u>. The Federal Reserve and the Bureau monitor the capital adequacy of the Bank by using a combination of risk-based guidelines and leverage ratios. These agencies consider the Bank's capital levels when taking action on various types of applications and when conducting supervisory activities related to the safety and soundness of the Bank and the banking system.

Under the Basel III capital rules, an institution's assets and off-balance sheet items, such as letters of credit and unfunded loan commitments, are assigned to broad risk categories, each with appropriate risk weights. Regulatory capital, in turn, is classified in one of two tiers. "Tier 1" capital includes two components: common equity Tier 1 capital and additional Tier 1 capital. Common equity Tier 1 capital consists solely of common stock (plus related surplus), retained earnings and limited amounts of minority interests that are in the form of common stock. Additional Tier 1 capital includes other perpetual instruments historically included in Tier 1 capital, such as non-cumulative perpetual preferred stock. "Tier 2" capital includes, among other things, qualifying subordinated debt and allowances for credit losses, subject to limitations. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items. Pursuant to the regulatory capital rules, the Bank has made an election not to include unrealized gains and losses in the investment securities portfolio for purposes of calculating "Tier 1" capital and "Tier 2" capital.

Under the current Basel III regulatory framework, the Bank is required to maintain the following minimum regulatory capital ratios:

- A ratio of common equity Tier 1 capital to total risk-weighted assets of at least 4.5%;

- A ratio of Tier 1 capital to total risk-weighted assets of at least 6%;

- A ratio of Tier 1 capital plus Tier 2 capital to total risk-weighted assets of at least 8%; and

- A leverage ratio (Tier 1 capital to adjusted total assets) of at least 4%.

In addition to these minimum regulatory capital ratios, the Basel III regulations establish a capital conservation buffer ("CCB") with respect to the first three capital ratios listed above. Specifically, banks must hold common equity Tier 1 capital in excess of their minimum risk-based capital ratios by at least 2.5% of risk-weighted assets in order to avoid limits on capital distributions (including dividend payments, discretionary payments on Tier 1 instruments, and stock buybacks) and certain discretionary bonus payments to executive officers. Thus, when including the 2.5% CCB, a bank's minimum ratio of common equity Tier 1 capital to total risk-weighted assets increases to 7%, its minimum ratio of Tier 1 capital to total risk-weighted assets increases to 8.5%, and its minimum ratio of total capital to total risk-weighted assets increases to 10.5%.

These capital requirements are minimum requirements. The Federal Reserve and the Bureau may also set higher capital requirements if warranted by the Bank's risk profile, economic conditions impacting its markets, or other circumstances particular to the Bank. For example, Federal Reserve guidance provides that higher capital may be required to take adequate account of, among other things, interest rate risk and the risks posed by concentrations of credit, nontraditional activities, or securities trading activities. In addition, the Federal Reserve's prompt corrective action regulations discussed below also apply to the Bank. Failure to meet capital guidelines could subject the Bank to a variety of enforcement remedies, including issuance of a capital directive, restrictions on business activities, and other measures under the Federal Reserve's prompt corrective action regulations.

As part of the directive under the Economic Growth Act, in September 2019, the Federal Reserve and other federal bank regulatory agencies approved the CBLR framework. This optional framework became effective January 1, 2020, and is available to the Bank as an alternative to the Basel III risk-based capital framework. The CBLR framework provides a simple measure of capital adequacy for certain community banking organizations. Specifically, depository institutions and depository institution holding companies that have less than $10 billion in total consolidated assets and meet other qualifying criteria, including a Tier I leverage ratio of greater than 9%, are considered qualifying community banking organizations eligible to opt into the CBLR framework and replace the applicable Basel III risk-based capital requirements.

As of December 31, 2024, the Bank qualified for the CBLR framework. Management does not intend to utilize the CBLR framework.

Corrective Measures for Capital Deficiencies. The federal banking regulators are required by the Federal Deposit Insurance Act, as amended ("FDIA"), to take "prompt corrective action" with respect to capital-deficient banks that are FDIC-insured. For this purpose, a bank is placed in one of the following five capital tiers: "well-capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." A bank's capital tier depends upon how its capital levels compare with various relevant capital measures and certain other regulatory factors.

To be well-capitalized, a bank must have a total risk-based capital ratio of at least 10%, a Tier I risk-based capital ratio of at least 8%, a common equity Tier I risk-based capital ratio of at least 6.5%, and a leverage ratio of at least 5%, and must not be subject to any written agreement, order, or directive requiring it to maintain a specific capital level for any capital measure. As of December 31, 2024, the Bank was in compliance with all regulatory capital standards and qualified as "well-capitalized" under the prompt corrective action regulations. See Note 16 of Notes to Consolidated Financial Statements.

Banks that are adequately capitalized, but not well-capitalized, may not accept, renew, or rollover brokered deposits without a waiver from the FDIC and are subject to restrictions on the interest rates that can be paid on deposits. The prompt corrective action regulations also generally prohibit a bank from making any capital distributions (including payment of a dividend) or paying any management fee to its parent holding company if the bank would thereafter be undercapitalized. Undercapitalized banks are also subject to growth limitations, may not accept, renew, or rollover brokered deposits, and are required to submit a capital restoration plan. The Federal Reserve may not accept such a plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the bank's capital. Significantly undercapitalized banks may be subject to requirements and restrictions, including orders to sell sufficient shares or obligations to become adequately capitalized, limitations on asset growth, and cessation of receipt of deposits from correspondent banks. Generally, subject to a narrow exception, the Federal Reserve must appoint a receiver or conservator for an institution that is critically undercapitalized. The capital classification of a bank also affects the bank's ability to engage in certain activities and the deposit insurance premiums paid by the bank.

Bank Mergers. Section 18(c) of the FDIA, known as the "Bank Merger Act," requires the written approval of a bank's primary federal regulator before the bank may acquire through merger or consolidation, purchase or otherwise acquire the assets of, or assume the deposit liabilities of, another bank. The Bank Merger Act prohibits the reviewing agency from approving any proposed merger transaction that would result in certain significant anti-competitive effects. In every proposed merger transaction, the reviewing agency must also consider the financial and managerial resources and prospects of the existing and proposed institutions, the convenience and needs of the community to be served, the bank's CRA performance, and the effectiveness of each insured depository institution involved in the proposed merger transaction in combating money-laundering activities. In addition to Federal Reserve approval, the Bank must also obtain the prior approval of the Bureau before acquiring or merging with another bank. The Bureau will consider similar criteria when reviewing an application.

Branching. Under Virginia law, the Bank is permitted to establish additional branch offices within Virginia, subject to the approval of the Bureau. As a result of the Dodd-Frank Act, the Bank may also establish additional branch offices outside of Virginia, subject to prior regulatory approval, provided that the laws of the state where the branch is to be located would permit a state bank chartered in that state to establish a branch. Any new branch, whether located inside or outside of Virginia, must also be approved by the Federal Reserve, as the Bank's primary federal regulator. The Bank may also establish offices in other states by merging with banks or by purchasing branches of banks in other states, subject to certain restrictions (including obtaining the prior approval of the Bureau and Federal Reserve).

Restrictions on Transactions with Affiliates and Insiders. Federal law strictly limits the ability of banks to engage in transactions with their affiliates, including their parent bank holding companies. Sections 23A and 23B of the Federal Reserve Act, and the Federal Reserve's Regulation W, impose quantitative limits, qualitative standards, and collateral requirements on certain transactions by a bank with, or for the benefit of, its affiliates. Generally, Sections 23A and 23B limit the extent to which the bank or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of such bank's capital stock and surplus, and limit the aggregate of all such transactions with all affiliates to an amount equal to 20% of such capital stock and surplus, and require that all such transactions be on terms substantially the same, or at least as favorable, to the bank or subsidiary as those that would be provided to a non-affiliate. The term "covered transaction" includes the making of loans to the affiliate, purchase of assets from the affiliate, issuance of a guarantee on behalf of the affiliate, and several other types of transactions.

The Dodd-Frank Act expanded the coverage and scope of the limitations on affiliate transactions within a banking organization, including an expansion of what types of transactions are covered transactions to include credit exposures related to derivatives, repurchase agreements, and securities lending arrangements, and an increase in the amount of time for which collateral requirements regarding covered transactions must be satisfied.

Federal law also limits a bank's authority to extend credit to its directors, executive officers, and 10% or greater shareholders, as well as to entities controlled by such persons. Among other things, extensions of credit to insiders are required to be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons. Also, the terms of such extensions of credit may not involve more than the normal risk of repayment or present other unfavorable features and may not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of the bank's capital. Insiders, as well as the bank, may be subject to enforcement actions, including civil money penalties, for loans in violation of applicable restrictions.

Regulatory Restrictions on Bank Dividends. The Bank is subject to certain restrictions on dividends under federal and state laws, regulations, and policies. The board of directors of a Virginia state bank may not declare a dividend in excess of the net undivided profits of the bank without regulatory approval. The Virginia State Corporation Commission may limit or approve payment of dividends by the directors of any bank if it determines that such action is warranted by the bank's financial condition.

Prior Federal Reserve approval is required if cash dividends declared by a bank exceed its net income for the current calendar year, plus retained net income from the two preceding years. In addition, under federal law, the Bank may not pay any dividend to the Company if it is undercapitalized, or the payment of the dividend would cause it to become undercapitalized. The Federal Reserve and the Bureau may further restrict the payment of dividends by engaging in supervisory action to restrict dividends or by requiring the Bank to maintain a higher level of capital than would otherwise be required to be adequately capitalized for regulatory purposes. Under the Basel III regulatory capital framework, the failure to maintain an adequate CCB, as discussed above, may also result in dividend restrictions. Moreover, if, in the opinion of the Federal Reserve and the Bureau, the Bank is engaged in an unsafe or unsound practice (which could include the payment of dividends), they may require, generally after notice and hearing, the Bank to cease such practice. The Federal Reserve has indicated that paying dividends that deplete a depository institution's capital base to an inadequate level would be an unsafe banking practice.

Incentive Compensation Guidance. In 2016, the federal banking agencies issued comprehensive guidance on incentive compensation policies intended to ensure that such policies of banking organizations do not undermine the safety and soundness of those organizations by encouraging excessive risk-taking. The incentive compensation guidance sets expectations for banking organizations concerning their incentive compensation arrangements and related risk-management, control, and governance processes. The incentive compensation guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon three primary principles: balanced risk-taking incentives, compatibility with effective controls and risk management, and strong corporate governance. Any deficiencies in compensation practices that are identified may be incorporated into the organization's supervisory ratings, which can affect its ability to make acquisitions or take other actions. In addition, under the incentive compensation guidance, a banking organization's primary federal regulator may initiate enforcement action if the organization's incentive compensation arrangements pose a risk to the safety and soundness of the organization. Further, the CCB described above would limit discretionary bonus payments to bank executives if the institution's regulatory capital ratios fail to exceed certain thresholds. The scope and content of the U.S. banking regulators' policies on executive compensation are continuing to develop and evolve.

In May 2024, four federal financial agencies re-proposed the regulatory text from the 2016 proposal without change, while seeking public comment on alternative approaches to certain regulatory provisions. The Dodd-Frank Act requires incentive compensation rules to be issued jointly by six federal agencies. The original proposal is still pending.

Deposit Insurance Assessments. FDIC-insured banks are required to pay deposit insurance assessments to the FDIC. The amount of the assessment is based on the size of the bank's assessment base, which is equal to its average consolidated total assets less its average tangible equity, and its risk classification under an FDIC risk-based assessment system. Institutions assigned to higher risk classifications (that is, institutions that pose a higher risk of loss to the Deposit Insurance Fund) pay assessments at higher rates than institutions that pose a lower risk. An institution's risk classification is assigned based on its capital levels and the level of supervisory concern that the institution poses to the regulators. At least semi-annually, the FDIC updates its loss and income projections for the Deposit Insurance Fund and, if needed, increases or decreases assessment rates, following notice-and-comment rulemaking, if required. The FDIC issued a final rule in October 2022 increasing deposit insurance assessments on all financial institutions beginning in the first quarterly assessment period of 2023.

The FDIC can also impose special assessments in certain instances. For example, the Bank may be required to pay higher FDIC insurance premiums if there are bank or financial institution failures or if the FDIC otherwise determines to increase assessment rates in order to replenish the Deposit Insurance Fund.

Concentrated Commercial Real Estate ("CRE") Lending Regulations. The federal banking regulatory agencies have promulgated guidance governing financial institutions with concentrations in CRE lending. The guidance provides that a bank may have a concentration in CRE lending if total reported loans for construction, land development, and other land represent 100% or more of total risk-based capital, or total non-owner occupied CRE loans, excluding owner occupied properties, represent 300% or more of the bank's total risk-based capital and the outstanding balance of the bank's CRE loan portfolio has increased 50% or more during the prior 36 months. If a concentration is present, the bank will be subject to further regulatory scrutiny with respect to its risk management practices for CRE lending. As of December 31, 2024, the Bank's total reported loans for construction, land development, and other land represented more than 100% of the Bank's total risk-based capital, and its total CRE loans, excluding owner occupied properties, represented more than 300% of the Bank's total risk-based capital. As a result, the Bank has a concentration in CRE lending. For information regarding underwriting analysis, risk rating and stress testing of our loan portfolio, including our CRE loans, see Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Community Reinvestment Act. The Community Reinvestment Act of 1977, as amended ("CRA"), and the related regulations are intended to encourage banks to help meet the credit needs of their entire assessment area, including low and moderate income neighborhoods, consistent with the safe and sound operations of such banks. These regulations also provide for regulatory assessment of a bank's CRA performance record when considering applications to establish branches, merger applications, and applications to acquire the assets and assume the liabilities of another bank. The CRA requires federal banking agencies to make public their ratings of banks' performance under the CRA. In the case of a bank holding company transaction, the CRA performance record of the subsidiary banks of the bank holding companies involved in the transaction are reviewed in connection with the filing of an application to acquire ownership or control of shares or assets of a bank or to merge with any other bank holding company. An unsatisfactory CRA record could substantially delay approval or result in denial of an application. The Bank received an "Outstanding" rating in its most recent CRA examination in 2022.

On October 24, 2023, the federal banking agencies adopted a final rule to modernize the CRA regulations. Under the final rule, the federal banking agencies will evaluate bank performance across the varied activities they conduct and communities in which they operate in order to encourage banks to expand access to credit, investment, and banking services in low- and moderate-income communities, the CRA regulations are updated to evaluate lending outside traditional assessment areas generated by the growth of non-branch delivery systems, such as online and mobile banking, branchless banking, and hybrid models, a new metrics-based approach was adopted to evaluate bank retail lending and community development financing, using benchmarks based on peer and demographic data, and CRA evaluations and data collection are tailored according to bank size and type. In addition, the final rule also exempts small and intermediate sized banks from new data requirements that apply to banks with assets of at least $2 billion and limits certain new data requirements to large banks with assets greater than $10 billion. Asset size is determined based on assets being at or above the specified thresholds as of December 31 in both of the prior two calendar years and are indexed for inflation. Most of the rule's requirements will be applicable beginning January 1, 2026. The remaining requirements, including the data reporting requirements, will be applicable on January 1, 2027. We continue to evaluate the new rule and its effects on our operations going forward.

Consumer Laws and Regulations. The Bank is subject to numerous laws and regulations intended to protect consumers in transactions with the Bank. These laws include, among others, laws regarding unfair, deceptive, and abusive acts and practices, and other federal consumer protection statutes. These federal laws include the Electronic Fund Transfer Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, RESPA, the S.A.F.E. Mortgage Licensing Act of 2008, TILA, and the Truth in Savings Act, among others. Many states and local jurisdictions have consumer protection laws analogous, and in addition, to those enacted under federal law. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits, making loans, and conducting other types of transactions. Failure to comply with these laws and regulations could give rise to regulatory sanctions, customer rescission rights, action by state and local attorneys general, and civil or criminal liability.

There has been an enhanced focus by certain bank regulatory agencies with respect to industry practices relating to overdraft fees and non-sufficient funds fees. For example, the CFPB issued a Request for Information in January 2022 seeking public input with respect to financial institution practices relating to, among other areas, credit card fees, overdraft fees and non-sufficient funds fees and stated its intent to reduce these types of fees through crafting rules, issuing industry guidance, and focusing supervision and enforcement resources to achieve this goal. In August 2022, the FDIC issued guidance with respect to banking practices involving charging multiple non-sufficient funds fees on the representment of the same unpaid transaction on a deposit account. In October 2022, the CFPB issued guidance with respect to certain practices relating to overdraft fees, and it included overdraft fees in its fall 2023 rulemaking agenda. In March 2024, the CFPB finalized a rule imposing certain restrictions on credit card late fee practices. This final rule is currently stayed pending litigation over the rule. In December 2024, the CFPB issued a final rule generally requiring financial institutions with over $10 billion in assets to either cap overdraft fees at $5.00 or otherwise follow TILA requirements when providing deposit account overdraft services.

The Dodd-Frank Act created the CFPB, which has broad authority to regulate the offering and provision of consumer financial products. The CFPB has authority to promulgate regulations; issue orders, guidance, interpretations, and policy statements; conduct examinations; and bring enforcement actions regarding consumer financial products and services. In general, banks with assets of $10 billion or less, such as the Bank, will continue to be examined for consumer compliance, and subject to enforcement actions, by their primary federal regulator. However, the CFPB may participate in examinations of these smaller institutions on a "sampling basis" and may refer potential enforcement actions against such institutions to their primary federal regulators. In addition, the Dodd-Frank Act permits states to adopt consumer protection laws and regulations that are stricter than those regulations promulgated by the CFPB, and state attorneys general are permitted to enforce certain consumer protection rules adopted by the CFPB against certain institutions. As previously referenced in "Bank Holding Company Regulation – Financial Services Industry Reform", the future of the CFPB is presently uncertain.

Mortgage Lending Rules. The Dodd-Frank Act authorized the CFPB to establish certain minimum standards for the origination of residential mortgages, including a determination of the borrower's ability to repay. Under the Dodd-Frank Act, financial institutions may not make a residential mortgage loan unless they make a "reasonable and good faith determination" that the consumer has a "reasonable ability" to repay the loan. The Dodd-Frank Act allows borrowers to raise certain defenses to foreclosure but provides a presumption or rebuttable presumption of compliance for loans that are "qualified mortgages." The CFPB has also issued regulations that, among other things, specify the types of income and assets that may be considered in the ability-to-repay determination, the permissible sources for income verification, and the required methods of calculating the loan's monthly payments. These regulations extend the requirement that creditors verify and document a borrower's income and assets to include a requirement to verify all information that creditors rely on in determining repayment ability. The rules also define "qualified mortgages" based on adherence to certain underwriting standards and certain restrictions on loan terms. Points and fees are subject to a relatively stringent cap, and the terms include a wide array of payments that may be made while closing a loan. Certain loans, including interest-only loans and negative amortization loans, cannot be "qualified mortgages." Also, the Dodd-Frank Act and the CFPB's final rule on loan originator compensation prohibit certain compensation payments to loan originators and the steering of consumers to loans not in their interest, particularly if the loans will result in greater compensation for a loan originator. The Dodd-Frank Act and the CFPB's implementing regulations, including the TILA-RESPA integrated disclosure rules, also impose disclosure requirements with respect to the origination and sale of residential mortgages.

Anti-Money Laundering and OFAC. Under federal law, financial institutions are required to maintain anti-money laundering programs that include established internal policies, procedures, and controls; a designated compliance officer; an ongoing employee training program; testing of the program by an independent audit function; and a customer due diligence program. Financial institutions are also prohibited from entering into specified financial transactions and account relationships and must meet enhanced standards for due diligence and customer identification, especially in their dealings with foreign financial institutions and foreign customers. Financial institutions must take reasonable steps to conduct enhanced scrutiny of account relationships to guard against money laundering and to report any suspicious transactions, and law enforcement authorities have been granted increased access to financial information maintained by financial institutions.

OFAC administers laws and Executive Orders that prohibit U.S. entities from engaging in transactions with certain prohibited parties. OFAC publishes lists of persons and organizations suspected of aiding, harboring, or engaging in terrorist acts, known as Specially Designated Nationals and Blocked Persons. Generally, if a bank identifies a transaction, account, or wire transfer relating to a person or entity on an OFAC list, it must freeze the account or block the transaction, file a suspicious activity report, and notify the appropriate authorities.

Bank regulators routinely examine institutions for compliance with these obligations, and they must consider an institution's compliance in connection with the regulatory review of applications, including applications for bank mergers and acquisitions. Failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing and comply with OFAC sanctions, or to comply with relevant laws and regulations, could have serious legal, reputational, and financial consequences for the institution.

Privacy. Federal laws and regulations limit the ability of banks and other financial institutions to disclose non-public information about consumers to non-affiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a non-affiliated third party. These regulations affect how consumer information is transmitted through financial services companies and conveyed to outside vendors. In addition, consumers may also prevent disclosure of certain information among affiliated companies that is assembled or used to determine eligibility for a product or service, such as that shown on consumer credit reports and asset and income information from applications. Consumers also have the option to direct banks and other financial institutions not to share information about transactions and experiences with affiliated companies for the purpose of marketing products or services. In addition to applicable federal privacy regulations, the Bank is subject to certain state privacy laws.

Federal laws and regulations also include certain information security guidelines that require a bank, under the supervision and ongoing oversight of its board of directors or an appropriate committee of the board, to develop, implement, and maintain a comprehensive written information security program designed to ensure the security and confidentiality of customer information, to protect against anticipated threats or hazards to the security or integrity of such information, and to protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any customer. Federal banking regulators regularly issue guidance regarding cybersecurity intended to enhance cybersecurity risk management. A financial institution is expected to implement multiple lines of defense against cyber-attacks. Under Federal guidance, banks are required to provide notice to affected customers of a data breach under certain circumstances, and the agencies recently adopted a rule requiring notice to the primary federal regulator within certain timeframes for certain data security incidents.

Enforcement Powers. The bank regulatory agencies have broad enforcement powers, including the power to terminate deposit insurance and impose substantial fines and other civil and criminal penalties. Failure to comply with applicable laws, regulations, and supervisory agreements, breaches of fiduciary duty, or the maintenance of unsafe and unsound conditions or practices, could subject us or our subsidiaries, including the Bank, as well as their respective officers, directors, and other institution-affiliated parties, to administrative sanctions, enforcement actions, and potentially substantial civil money penalties.

FDIC Conservatorship or Receivership. The bank regulatory agencies may appoint the FDIC as conservator or receiver for a bank (or the FDIC may appoint itself, under certain circumstances) if any one or more of a number of circumstances exist, including, without limitation, the Bank becoming critically undercapitalized under prompt corrective action.

Effect of Governmental Monetary Policies. The commercial banking business is affected not only by general economic conditions but also by U.S. fiscal policy and the monetary policies of the Federal Reserve. Some of the instruments of monetary policy available to the Federal Reserve include changes in the discount rate on member bank borrowings, the fluctuating availability of borrowings at the "discount window," open market operations, and the imposition of, and changes in reserve requirements against member banks' deposits and certain borrowings by banks and their affiliates and assets of foreign branches. These policies have a significant influence on the overall growth of bank loans, investments, and deposits, and the interest rates charged on loans or paid on deposits. We cannot predict the nature of future fiscal and monetary policies or the effect of these policies on our operations and activities, financial condition, results of operations, growth plans, or prospects.

Federal Securities Laws. The Company's common stock and depositary shares (each representing a 1/40th interest in a share of 7.50% Series A Fixed-Rate Non-Cumulative Perpetual Preferred Stock) are registered under Section 12(b) of the Exchange Act, and the Company is subject to the periodic reporting and other requirements of the SEC under Section 12(b) of the Exchange Act and SEC regulations.

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and amendments to those reports, are available at no cost on our website, www.mstreetbank.com, as soon as reasonably practicable after we file, or furnish, such documents with the SEC. The information contained on our website is not part of this Annual Report on Form 10-K, nor incorporated by reference into this or any other SEC filing. Our SEC filings are also available at no cost through the SEC's website at www.sec.gov.

Item 1A. Risk Factors

This section highlights material risks that the Company currently faces. Any of the risks described below, along with management's discussion and analysis and the consolidated financial statements and footnotes, could materially adversely affect our business, financial condition, and results of operations. Additional risks of which management currently is not aware or which management currently considers to not be material may also adversely affect our business, financial condition and results of operations. There is no assurance that this section describes all potential risks to which the Company may be exposed.

Risks Related to Our Business

Credit and Lending Risks

Our business, like that of most banking organizations, is highly susceptible to credit risk.

As a lender, the Bank is exposed to the risk that borrowers will be unable to repay their loans according to terms of the loan agreements and that the collateral securing payment of the loans (if any) may not be sufficient to assure repayment. Credit losses could have a material adverse effect on our business, financial condition, and results of operations.

We have exposure to risks associated with commercial and residential real estate.

A substantial portion of our loan portfolio consists of commercial and residential real estate-related loans, including construction and residential and commercial mortgage loans. As of December 31, 2024, we had approximately $357.7 million of owner-occupied and $560.1 million of investment commercial real estate loans outstanding, which represented approximately 19.5% and 30.5%, respectively, of our loan portfolio as of December 31, 2024. As of that same date, we had approximately $393.4 million of construction real estate loans and $439.5 million of residential real estate loans, which represented 21.4% and 23.9% respectively.

The adverse consequences from real estate-related credit risks tend to be cyclical and are often driven by local and national economic developments that are not controllable or entirely foreseeable by us or our borrowers. As a result:

• we have a greater risk of loan defaults and losses in the event of economic weaknesses associated with commercial and residential real estate in our market area and nationally, which may have a negative effect on the ability of our borrowers to timely repay their loans or the value of collateral securing those loans; and

- loan concentrations and the associated risks related to commercial and residential real estate may pose additional regulatory credit risk concerns, including interest rate risk due to maturity considerations, liquidity risk due to funding considerations and risks to earnings and capital.

During the ordinary course of our business, we may foreclose on and take title to properties securing certain loans, in which event we become exposed to the costs and risks inherent in the ownership of commercial and residential real estate, which could have an adverse effect on our business, financial condition and results of operations. The amount that we, as a mortgagee, may realize after a default is dependent upon factors outside of our control, including:

- general or local economic conditions;

- environmental clean-up liabilities;

- neighborhood values;

- interest rates;

- real estate tax rates;

- operating expenses of the foreclosed properties;

- supply of and demand for rental units or properties;

- ability to obtain and maintain adequate occupancy of the properties;

- zoning laws;

- governmental rules, regulations and fiscal policies; and

- extreme weather conditions or other natural or man-made disasters.

Certain expenditures associated with the ownership of real estate, principally real estate taxes and maintenance costs, may also adversely affect our operating expenses.

In recent years commercial real estate markets both nationally and locally have been adversely affected by the COVID-19 pandemic. Remote employee work opportunities during the pandemic have impacted, and may continue to impact, the occupancy of commercial properties. Weakness in our commercial real estate market could result in an increased delinquency rate and losses from these loans. We believe that the resilience of our market and borrowers provides an ability to adjust to and withstand such risks. However, increased losses from this portfolio could have an adverse effect on our business, financial condition and results of operations.

Commercial and industrial loans may expose us to greater financial and credit risk than other loans.

Commercial and industrial loans can involve a greater degree of financial and credit risk than other loans, including less collateral at liquidation. Any significant failure to pay on time by these customers would hurt our earnings. The increased financial and credit risks associated with these types of loans result from several factors, including the concentration of principal in a limited number of loans and borrowers, the size of loan balances, the effects of general economic conditions on income-producing properties and the increased difficulty of evaluating and monitoring these types of loans and factors outside the borrowers' control such as adverse financial conditions and governmental regulations. In addition, when underwriting a commercial or industrial loan, we may take a security interest in commercial real estate, and, in some instances upon a default by the borrower, we may foreclose on and take title to the property, which may lead to additional risks for us under applicable environmental laws described below.

The small-to-midsized businesses that we lend to may have fewer resources to weather adverse business developments, which may impair a borrower's ability to repay a loan, and such impairment could have a material adverse effect on our business, financial condition and results of operations.

We focus our business development and marketing strategy primarily on small-to-midsized businesses. These businesses frequently have smaller market shares than their competition, may be more vulnerable to economic downturns, often need additional capital to expand or compete and may experience volatility in operating results, any of which may impair a borrower's ability to repay a loan. In addition, the success of a small-to-midsized business often depends on the management skills, talents and efforts of one or two people or a small group of people, and the death, disability or resignation of one or more of these people could have an adverse impact on the business and its ability to repay its loan. If general economic conditions negatively impact the markets in which we operate and small-to-midsized businesses are adversely affected or our borrowers are otherwise harmed by adverse business developments, this, in turn, could have a material adverse effect on our business, financial condition and results of operations.

The borrowing needs of our customers may increase, especially during a challenging economic environment, which could result in increased borrowing against our contractual obligations to extend credit.

A commitment to extend credit is a formal agreement to lend funds to a customer as long as there is no violation of any condition established under the agreement. The actual borrowing needs of our customers under these credit commitments have historically been lower than the contractual amount of the commitments. A significant portion of these commitments expire without being drawn upon. Because of the credit profile of our customers, we typically have a substantial amount of total unfunded credit commitments, which is not reflected on our balance sheet. As of December 31, 2024, we had $232.6 million in unfunded credit commitments to our customers. Actual borrowing needs of our customers may exceed our expectations, especially during a challenging economic environment when our customers may be more dependent on our credit commitments due to the lack of available credit elsewhere, the increasing costs of credit, or the limited availability of financings from venture firms. This could adversely affect our liquidity, which could impair our ability to fund operations and meet obligations as they become due and could have a material adverse effect on our business, financial condition and results of operations.

Our allowance for credit losses may not be adequate to cover actual future losses.

Our success depends significantly on the quality of our assets, particularly loans. Like all financial institutions, we are exposed to the risk that our borrowers may not repay their loans according to their terms, and the collateral securing the payment of these loans may be insufficient to fully compensate us for the outstanding balance of the loan plus the costs to dispose of the collateral.

We maintain an allowance for credit losses ("ACL"), which includes the allowance for credit losses on loans, at a level we believe is adequate to absorb expected losses in our loan portfolio as of the corresponding balance sheet date. The process to determine the ACL uses models and assumptions that require us to make difficult and complex judgments that are often interrelated. This includes forecasting how borrowers will perform in changing and unprecedented economic conditions. The ability of our borrowers to repay their obligations will likely be impacted by changes in future economic conditions, which in turn could impact the accuracy of our loss forecasts and allowance estimates. There is also the possibility that we have failed or will fail to accurately identify the appropriate economic indicators, to accurately estimate the timing of future changes in economic conditions, or to estimate accurately the impacts of future changes in economic conditions to our borrowers, which similarly could impact the accuracy of our loss forecasts and allowance estimates.

If the models, estimates, and assumptions we use to establish reserves or the judgments we make in extending credit to our borrowers prove inaccurate in predicting future events, we may suffer unexpected losses. The ACL is our best estimate of expected credit losses; however, there is no guarantee that it will be sufficient to address credit losses, particularly if the economic outlook deteriorates significantly and quickly. In such an event, we may increase our ACL, which would reduce our earnings. Additionally, to the extent that economic conditions worsen, impacting our consumer and commercial borrowers or underlying collateral, and credit losses are worse than expected, as may be caused by persistent inflation, an economic recession or otherwise, we may increase our provision for credit losses, which could have an adverse effect on our results of operations and could negatively impact our financial condition.

Continuing deterioration in economic conditions, including inflation, a possible recession, higher interest rates, unresolved or new adverse effects of a pandemic, and unanticipated problem loans, may necessitate an increase in our allowance for credit losses. In addition, bank regulatory authorities may require an increase to the allowance for credit losses to cover future charge-offs, based on their judgments which may differ from ours.

We may be required to increase our provisions for credit losses and to charge off loans in the future, which increases in provision and charges could materially adversely affect us.

There is no precise method of predicting the timing of loan losses. We can give no assurance that our allowance for credit losses is or will be sufficient to absorb actual loan losses. We maintain an allowance for credit losses on loans, which is a reserve established through a provision for credit losses charged to expense, that represents management's estimable and observable losses within the existing portfolio of loans. The level of the allowance reflects management's evaluation of, among other factors, the status of specific individually evaluated loans, trends in historical loss experience, delinquency trends, credit concentrations and economic conditions within our market area. The determination of the appropriate level of the allowance for credit losses inherently involves a high degree of subjectivity and judgment and requires us to make significant estimates of current and expected future credit risks and future trends, any or all of which may undergo subsequent material changes. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require us to increase our allowance for credit losses. Increases in nonperforming loans have a significant impact on our allowance for credit losses.

In addition, bank regulatory agencies periodically review our allowance for credit losses and may require us to increase the provision for credit losses or to recognize further loan charge-offs, based on judgments that differ from those of management. If loan charge-offs in future periods exceed our allowance for credit losses, we will need to record additional provisions to increase our allowance for credit losses. Furthermore, growth in our loan portfolio would generally lead to an increase in the provision for credit losses. Generally, increases in our allowance for credit losses will result in a decrease in net income and stockholders' equity, and may have a material adverse effect on our financial condition, results of operations and cash flows. Material additions to our allowance could also materially decrease our net income and, possibly, capital, and may have an adverse effect on our business.

Our credit standards and judgments and our ongoing process of credit assessment might not protect us from significant credit losses.

We extend credit to a variety of customers based on internally established standards, judgments and procedures. We manage credit risk through a program of underwriting standards, the review of certain credit decisions and an on-going process of assessment of the quality of the credit already extended. We avoid highly leveraged transactions as well as excessive industry and other concentrations. Our credit administration function employs risk management techniques to ensure that loans adhere to corporate policy and problem loans are promptly identified. While these procedures are designed to provide us with the information needed to implement policy adjustments where necessary, and to take proactive corrective actions, there can be no assurance that such measures will be effective in avoiding undue credit risk.

We are subject to environmental liability risk associated with our lending activities.

In the course of our business, we may purchase real estate, or we may foreclose on and take title to real estate. Although we exercise prudent due diligence when making loans, we could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination or may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. Any significant environmental liabilities could cause an adverse effect on our business, financial condition and results of operations.

Climate change could have a material negative impact on us.

Climate change could negatively impact our business, as well as the operations and activities of our customers. Climate change could present both immediate and long-term risks to our operations, and these risks could increase over time. Climate change could present multi-faceted risks, including operational risks from the physical effects of environmental events on our facilities and other assets, as well as those of our customers; potential credit risk from borrowers with significant exposure to environmental risk; and potential reputational risk from shareholder and public comments and concerns about our practices related to climate change and our relationships with customers and vendors who operate in environmentally sensitive industries. Our business, reputation and ability to attract and retain employees could also be harmed if our responses to climate change are negatively perceived.

Interest Rate Risks

Changes in interest rates may negatively affect our earnings, income and financial condition as well as the value of our assets.

Our earnings and cash flows depend substantially upon our net interest income. Net interest income is the difference between interest income earned on interest-earning assets, such as loans and investment securities, and interest expense paid on interest-bearing liabilities, such as deposits and borrowed funds. Interest rates are sensitive to many factors that are beyond our control, including general economic conditions, competition and policies of various governmental and regulatory agencies and, in particular, the policies of the Federal Reserve.

In an attempt to help the overall economy and in response to inflationary pressures, throughout 2022 and 2023 the Federal Reserve increased its targeted Fed Funds rate. More recently, the Federal Reserve began decreasing the federal funds rate. At this time there is considerable uncertainty regarding future interest rate levels.

Changes in monetary policy, including rapid changes in interest rates, not only could influence the interest we receive on loans and investment securities and the amount of interest we pay on deposits and borrowings, but such changes could also affect: (1) our ability to originate loans and obtain deposits; (2) the fair value of our financial assets and liabilities, including our securities portfolio; and (3) the average duration of our interest-earning assets. Interest-earning assets may be more responsive to changes in interest rates than interest-bearing liabilities, or vice versa (repricing risk), individual interest rates or rate indices underlying various interest-earning assets and interest-bearing liabilities may not change in the same degree over a given time period (basis risk), and interest rate relationships may change across the spectrum of interest-earning asset and interest-bearing liability maturities (yield curve risk), including a prolonged flat or inverted yield curve environment. Higher interest payment obligations could also adversely affect certain borrowers, particularly our floating-rate borrowers. Substantial and prolonged increases in market interest rates could have a material adverse effect on our financial condition, results of operation, and liquidity.

We have implemented strategies to lessen the potential effects of interest rate changes on our financial condition and results of operations. However, such strategies may only mitigate these effects and not always be successful.

Liquidity Risk

Liquidity risk could impair our ability to fund operations, meet our obligations as they become due, and jeopardize our financial condition.

Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a substantial negative effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities, or on terms that are acceptable to us, could be impaired by factors that affect us specifically or the financial services industry or the economy in general. Factors that could detrimentally affect our access to liquidity sources include, among other things, a decrease in the level of our business activity as a result of a downturn in the markets in which our loans are concentrated and an adverse regulatory action against us. Our ability to borrow could also be impaired by factors that are not specific to us, such as a disruption in the financial markets or negative views and expectations about the prospects for the financial services industry.

Among other sources of funds, we rely heavily on deposits for funds to make loans and provide for our other liquidity needs. However, our loan demand has historically exceeded the rate at which we have been able to build core deposits for which there is substantial competition from a variety of different competitors, so we have relied on interest-sensitive deposits, including wholesale deposits, as sources of funds. Those deposits may not be as stable as other types of deposits and, in the future, depositors may not renew those deposits when they mature, or we may have to pay a higher rate of interest to attract or retain them or to replace them with other deposits or with funds from other sources. Not being able to attract deposits, or to retain or replace them as they mature, would adversely affect our liquidity. Paying higher deposit rates to attract, retain or replace those deposits could have a negative effect on our interest margin and operating results. A failure to maintain adequate liquidity could have a material adverse effect on our business, financial condition and results of operation.

Operational Risks

New lines of business, products, product enhancements, or services may subject us to additional risks.

General. From time to time, we implement new lines of business, or offer new products and product enhancements as well as new services within our existing lines of business and we will continue to do so in the future. There are risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In implementing, developing, or marketing new lines of business, products, product enhancements or services, we may invest significant time and resources, although we may not assign the appropriate level of resources or expertise necessary to make these new lines of business, products, product enhancements or services successful or to realize their expected benefits. Further, initial timetables for the introduction and development of new lines of business, products, product enhancements or services may not be achieved, and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also impact the ultimate implementation of a new line of business or offerings of new products, product enhancements or services. Furthermore, any new line of business, product, product enhancement or service could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or offerings of new products, product enhancements or services could have an adverse impact on our business, financial condition or results of operations.

Payments Services. In 2016, we added a new funding source by way of facilitating payment services. We are continuing to identify and solicit new customers in need of these specialized services. The primary reasons for expanding into payment services are to secure an additional source of low-cost deposits and to capture additional fee income. A bank's risks when dealing with a processor account are similar to risks from other activities in which customers conduct transactions through the bank on behalf of the customers' clients. It is necessary for a bank to implement an adequate processor approval, monitoring and auditing program that extends beyond credit risk management and is conducted on an ongoing basis. When a bank is not able to identify and understand the nature and source of transactions processed through accounts, the bank's risks and the likelihood of suspicious activity can increase. Without these precautions, a bank could be vulnerable to processing illicit or sanctioned transactions.

BAAS Software Solutions. Developing and deploying a software program has added, and may contain to add, additional risk, including financial, cybersecurity, compliance and reputational concerns.

In 2021, the Company began development of a proprietary BAAS solution, Avenu, to provide an embedded banking solution that connects our partners (fintech, application developers, money movers, and entrepreneurs) directly and seamlessly to our Software as a Service (SAAS). At the end of 2024, management reviewed the Avenu platform's performance. Delays in bringing Avenu to market and subsequent changes in revenue generation potential necessitated a review for impairment and a resulting charge to earnings of the full value of its capitalized intangible software. For additional information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

We face risks related to our operational, technological, and organizational infrastructure.

Our ability to grow and compete is dependent on the Company's ability to build or acquire the necessary operational and technological infrastructure and to manage the cost of that infrastructure as we expand. In our case, operational risk can manifest itself in many ways, such as errors related to failed or inadequate processes, faulty or disabled computer systems, fraud by employees or outside persons and exposure to external events. As discussed below, we are dependent on our operational infrastructure to help manage these risks. In addition, we are heavily dependent on the strength and capability of our technology systems that the Company uses both to interface with customers and to manage internal financial and other systems. Our ability to develop and deliver new products that meet the needs of our existing customers and attract new ones depends on the functionality of our technology systems. Additionally, our ability to run our business in compliance with applicable laws and regulations is dependent on these infrastructures.

We continuously monitor our operational and technological capabilities and make modifications and improvements as circumstances warrant. In some instances, the Company may build and maintain these capabilities itself. We outsource many of these functions to third parties. These third parties may experience errors or disruptions that could adversely impact the Company and over which it may have limited control. We also face risk from the integration of new infrastructure platforms and/or new third-party providers of such platforms into the Company's existing businesses.

Many of our larger competitors have substantially greater resources to invest in technological improvements. As a result, they may be able to offer additional or superior technologies compared to those that we will be able to provide, which could put us at a competitive disadvantage. Accordingly, we may lose customers seeking new technology-driven products and services to the extent we are unable to compete effectively.

A failure or a breach of our operational systems or infrastructure, or those of third party service providers, could disrupt our business, result in the unauthorized disclosure of confidential or proprietary information, damage our reputation, and cause financial losses.

Operations Risk. Our business is dependent on our ability to process, store and transmit, on a daily basis, numerous transactions. These transactions, as well as the information technology services we provide to clients, often must adhere to client-specific guidelines, as well as legal and regulatory standards. Developing and maintaining our operational systems and infrastructure is challenging, particularly as a result of rapidly evolving legal and regulatory requirements and technological shifts. Our financial, accounting, data processing or other operating systems and facilities may fail to operate properly or become disabled as a result of events that are wholly or partially beyond the Company's control, such as a spike in transaction volume, cyber-attack or other unforeseen catastrophic events, which may adversely affect our ability to process these transactions or provide services.

In addition, our operations rely on the secure processing, storage and transmission of confidential, proprietary and other information on our computer systems, networks. and cloud infrastructure. Although we take protective measures to maintain the confidentiality, integrity, and availability of our and our clients' information across all geographic and product lines, and endeavor to modify these protective measures as circumstances warrant, the nature of the threats continues to evolve. As a result, our computer systems, software, and networks may be vulnerable to unauthorized access, loss or destruction of data (including confidential and proprietary client information), account takeovers, unavailability of service, computer viruses or other malicious code, cyber-attacks and other events that could have an adverse security impact. Despite the defensive measures we take to manage our internal technological and operational infrastructure, these threats may originate externally from third parties such as foreign governments, organized crime and other hackers, and outsource or infrastructure-support providers and application developers or may originate internally from within our organization. Given the increasingly high volume of our transactions, certain errors may be repeated or compounded before they can be discovered and rectified.

We also face the risk of operational disruption, failure, termination or capacity constraints of any of the third parties that facilitate our business activities, including exchanges, clearing agents, clearing houses or other financial intermediaries. Such parties could also be the source of an attack on, or breach of, our operational systems, data or infrastructure. In addition, as interconnectivity with our clients grows, we increasingly face the risk of operational failure with respect to our clients' systems.

Vendor Support Risk. As discussed below, we rely on external vendors to support our operations. We also rely on vendors to provide part of the services we deliver to customers. While we have a vendor management program policy in place and believe we have selected our vendors appropriately, we cannot directly control their employees or their operating environments. A breach or failure of a chosen vendor could have a material adverse impact on our operating environment and may expose the Company's or our customers' data which could result in operational, compliance and/or reputational risks. Replacing a chosen vendor could also result in a significant delay and expense.

Internet Risk. Our services and technology solutions rely on internet communications. Computers connected to the internet are vulnerable to many types of threats by cyber criminals. Although none of these types of attacks have had a material impact on our business to date, we anticipate that the efforts to attack our systems, and those of our customers and vendors, will grow in complexity and volume. As such, we have developed an incident response plan to coordinate the efforts following the identification of an attack.

Failure to maintain a secure computing environment, stay up to date on security vulnerabilities or deploy adequate technologies to protect against attacks, may subject our information and systems to security breaches that could compromise confidential information and damage our reputation and business. We rely on industry-standard encryption and authentication security systems to provide the security required to protect our data. Periodically our systems are subjected to scans, exploitations and audits by a qualified independent third party to evaluate the effectiveness of our security controls and system configurations.

Cyber criminals may attempt to trick employees, customers or vendors through phishing schemes or other methods to disclose sensitive information. Employees receive annual security training and are periodically assessed through simulated attack tools to assist with behavior shaping and coaching against social engineering threats.

If one or more of these events occurs, it could potentially jeopardize the confidential, proprietary and other information processed and stored in, and transmitted through, the Company's computer systems and networks, or otherwise cause interruptions or malfunctions in our, as well as our clients' or other third parties' operations, which could result in damage to our reputation, substantial costs, regulatory penalties and/or client dissatisfaction or loss.

Potential costs of a cyber incident may include, but would not be limited to, remediation costs, increased protection costs, lost revenue from the unauthorized use of proprietary information or the loss of current and/or future customers, and litigation.

Insurance Risk. We maintain an insurance policy through the Company's blanket bond at the maximum of currently available limits. However, we cannot assure you that this policy would be sufficient to cover all financial losses, damages, and penalties, including lost revenues, should the Company experience any one or more of our or a third party's systems failing or experiencing attack.

A cyber-attack or other security incident, including one that results in the theft, loss, manipulation, or misuse of information (including personal information), or the disabling of systems and access to information critical to business operations, may result in increased costs, reductions in revenue, reputational damage, legal exposure and business disruptions.

A "deep fake" incident, which involves synthetic media that is created using artificial intelligence to create realistic images, videos, or audio recordings of people that appear to be real but are not. This technology has the potential to be used for malicious purposes, such as spreading misinformation or impersonating individuals. Deep fakes could have a material impact on the Company in a number of ways, including:

- Loss of reputation - deep fakes could be used to damage a company's reputation by creating false or misleading content that is attributed to the company,
- Financial losses - deep fakes could be used to manipulate the stock market by creating false or misleading information about a company's financial performance, and
- Legal liability - deep fakes could expose companies to legal liability for defamation, copyright infringement, or other claims.

Our ability to provide our products and services, many of which are internet-based, and communicate with our customers, depends upon the management and safeguarding of information systems and infrastructure, networks, software, data, technology, methodologies and business secrets, including those of our service providers. Our products and services involve the collection, authentication, management, usage, storage, transmission and eventual destruction of sensitive and confidential information, including personal information, regarding our customers and their accounts, our employees, our partners and other third parties with which we do business. We also have arrangements in place with third parties through which we share and receive information about their customers who are or may become our customers. The financial services industry, including the Company, is particularly at risk because of the use of and reliance on digital banking products and other digital services, including mobile banking products, such as mobile payments, and other internet- and cloud-based products and applications, and the development of additional remote connectivity solutions, which increase cybersecurity risks and exposure.

Technologies, systems, networks, and other devices of the Bank as well as those of our employees, service providers, partners and other third parties with whom we interact, have been and may continue to be the subject of cyber-attacks and other security incidents, including computer viruses, hacking, malware, ransomware, supply chain attacks, vulnerabilities, credential stuffing, or phishing or other forms of social engineering. Such cyber-attacks and other security incidents are designed to lead to various harmful outcomes, such as unauthorized transactions in the Bank's accounts, unauthorized or unintended access to or release, gathering, monitoring, disclosure, loss, destruction, corruption, disablement, encryption, misuse, modification or other processing of confidential or sensitive information (including personal information), intellectual property, software, methodologies or business secrets, disruption, sabotage or degradation of service, systems or networks, or other damage. These threats may derive from, among other things, error, fraud or malice on the part of our employees, insiders, or third parties or may result from accidental technological failure or design flaws. Any of these parties may also attempt to fraudulently induce employees, service providers, customers, partners or other third-party users of our systems or networks to disclose confidential or sensitive information (including personal information) in order to gain access to our systems, networks or data or that of our customers, partners, or third parties with whom we interact, or to unlawfully obtain monetary benefit through misdirected or otherwise improper payment. For instance, any party that obtains our confidential or sensitive information (including personal information) through a cyber-attack or other security incident may use this information for ransom, to be paid by us or a third party, as part of a fraudulent activity that is part of a broader criminal activity, or for other illicit purposes.

Cyber and information security risks for financial institutions like us continue to increase due to the proliferation of new technologies, the industry-wide shift to reliance upon the internet to conduct financial transactions, and the increased sophistication and activities of malicious actors, organized crime, perpetrators of fraud, hackers, terrorists, activists, extremist parties, formal and informal instrumentalities of foreign governments, state-sponsored actors and other external parties. In addition, our customers access our products and services using personal devices that are necessarily external to our security control systems. There has also been a significant proliferation of consumer information available on the internet resulting from breaches of third-party entities, including personal information, log-in credentials and authentication data. This threat could include the risk of unauthorized account access, data loss and fraud. The use of artificial intelligence, "bots" or other automation software can increase the velocity and efficacy of these types of attacks. We will likely face an increasing number of attempted cyber-attacks as we expand our mobile and other internet-based products and services, as well as our usage of mobile and cloud technologies and as we provide more of these services to a greater number of banking customers.

The methods and techniques employed by malicious actors change frequently, are increasingly sophisticated and often are not fully recognized or understood until after they have occurred, and some techniques could occur and persist for an extended period of time before being detected and remediated. We may also be unable to hire, develop and retain talent that keeps pace with the rapidly changing cyber threat landscape, and which are capable of preventing, detecting, mitigating or remediating these risks. Although we seek to maintain a robust suite of authentication and layered information security controls, any one or combination of these controls could fail to prevent, detect, mitigate or remediate these risks in a timely manner.

A disruption or breach, including as a result of a cyber-attack or media reports of perceived security vulnerabilities at the Bank or at our service providers, could result in legal and financial exposure, regulatory intervention, litigation, remediation costs, card reissuance, supervisory liability, damage to our reputation or loss of confidence in the security of our systems, products and services that could adversely affect our business. There can be no assurance that unauthorized access or cyber incidents will not occur or that we will not suffer material losses in the future. If future attacks are successful or if customers are unable to access their accounts online for other reasons, it could adversely impact our ability to service customer accounts or loans, complete financial transactions for our customers or otherwise operate any of our businesses or services. In addition, a breach or attack affecting one of our service providers or other third parties with which we interact could harm our business even if we do not control the service that is attacked.

Further, our ability to monitor our service providers' cybersecurity practices is limited. Although the agreements that we have in place with our service providers generally include requirements relating to cybersecurity and data privacy, we cannot guarantee that such agreements will prevent a cyber incident impacting our systems or information or enable us to obtain adequate or any reimbursement from our service providers in the event we should suffer any such incidents.

In addition, the increasing prevalence and the evolution of cyber-attacks and other efforts to breach or disrupt our systems or networks or those of our customers, service providers, partners or other third parties with which we interact has led, and will likely continue to lead, to increased costs to us with respect to preventing, detecting, mitigating and remediating these risks, as well as any related attempted fraud. In order to address ongoing and future risks, we must expend resources to support protective security measures, investigate and remediate any vulnerabilities of our information systems and infrastructure and invest in new technology designed to mitigate security risks. Further, high profile cyber incidents at the Bank or other financial institutions could lead to a general loss of customer confidence in financial institutions that could negatively affect us, including harming the market perception of the effectiveness of our security measures or the global financial system in general, which could result in reduced use of our financial products. We have insurance against some cyber risks and attacks; nonetheless, our insurance coverage may not be sufficient to offset the impact of a material loss event (including if our insurer denies coverage as to any particular claim in the future), and such insurance may increase in cost or cease to be available on commercially reasonable terms, or at all, in the future.

We rely on third party service providers to provide key components of our business infrastructure, and a failure of these parties to perform for any reason could disrupt our operations.

Third parties provide key components of our business infrastructure such as data processing, internet connections, network access, cloud computing access, core application processing, statement production and account analysis. Our business depends on the successful and uninterrupted functioning of our information technology and telecommunications systems and third-party servicers. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-

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party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. Replacing vendors or addressing other issues with our third-party service providers could entail significant delay and expense. If we are unable to efficiently replace ineffective service providers, or if we experience a significant, sustained or repeated system failure or service denial, it could compromise our ability to operate effectively, damage our reputation, result in a loss of customer business, and subject us to additional regulatory scrutiny and possible financial liability, any of which could have an adverse effect on our business, financial condition and results of operations.

Reputational risk and social factors may impact our results.

Our ability to originate and maintain accounts is highly dependent upon consumer and other external perceptions, whether or not true, of our business practices and/or our financial health. Adverse perceptions could damage our reputation in both the customer and funding markets, leading to difficulties in generating and maintaining accounts as well as in financing them. Adverse developments with respect to the consumer or other external perceptions regarding the practices of our competitors, or our industry as a whole, may also adversely impact our reputation. In addition, adverse reputational impacts on third parties with whom we have important relationships may also adversely impact our reputation. Adverse impacts on our reputation, or the reputation of our industry, may also result in greater regulatory and/or legislative scrutiny, which may lead to laws or regulations that may change or constrain the manner in which the Company engages with its customers and the products the Company offers. Adverse reputational impacts or events may also increase our litigation risk. We carefully monitor internal and external developments for areas of potential reputational risk and have established governance structures to assist in evaluating such risks in our business practices and decisions.

We could be subject to losses, regulatory action, or reputational harm due to fraudulent and negligent acts on the part of loan applicants, our employees, and vendors.

In deciding whether to extend credit or enter into other transactions with clients and counterparties, and the terms of any such transaction, we may rely on information furnished by or on behalf of clients and counterparties, including financial statements, property appraisals, title information, employment and income documentation, account information and other financial information. We may also rely on representations of clients and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. Any such misrepresentation or incorrect or incomplete information, whether fraudulent or inadvertent, may not be detected prior to funding. In addition, one or more of our employees or vendors could cause a significant operational breakdown or failure, either as a result of human error or where an individual purposefully sabotages or fraudulently manipulates our loan documentation, operations or systems. Whether a misrepresentation is made by the applicant or another third party, we generally bear the risk of loss associated with the misrepresentation. A loan subject to a material misrepresentation is typically unsellable or subject to repurchase if it is sold prior to detection of the misrepresentation. The sources of the misrepresentations may also be difficult to locate, and we may be unable to recover any of the monetary losses we may suffer as a result of the misrepresentations. Any of these developments could have an adverse effect on our business, financial condition and results of operations.

We are subject to claims and litigation pertaining to intellectual property.

Banking and other financial services companies, such as ours, rely on technology companies to provide information technology products and services necessary to support their day-to-day operations. Technology companies frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. Competitors of our vendors, or other individuals or companies, may from time to time claim to hold intellectual property sold to us by our vendors. Such claims may increase in the future as the financial services sector becomes more reliant on information technology vendors. The plaintiffs in these actions frequently seek injunctions and substantial damages.

Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, we may have to engage in protracted litigation. Such litigation is often expensive, time-consuming, disruptive to our operations and distracting to management. If we are found to infringe one or more patents or other intellectual property rights, we may be required to pay substantial damages or royalties to a third party. In certain cases, we may consider entering into licensing agreements for disputed intellectual property, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase our operating expenses. If legal matters related to intellectual property claims were resolved against us or settled, we could be required to make payments in amounts that could have an adverse effect on our business, financial condition and results of operations. As described below these competitors include banks, other financial institution and non-banks offering services and products previously only provided by banks.

The decreased soundness of other financial institutions could adversely affect us.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. We have exposure to many different industries and counterparties, and we routinely execute transactions with counterparties in the financial industry. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led in the past to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. Many of these transactions expose us to credit risk in the event of default of our counterparty or client. In addition, our credit risk may be exacerbated when the collateral that we hold cannot be realized upon or is liquidated at prices insufficient to recover the full amount of the loan. We cannot assure you that any such losses would not materially and adversely affect our business, financial condition or results of operations.

COVID-19 and its variants have not been completely eliminated.

The Company has resumed pre-COVID-19 pandemic business activities, and our employees have returned to the office. The Bank's branch offices are open and operating during normal business hours. To protect the health of its customers and employees, the Company continues to take precautions. Those actions have not impaired our ability to conduct business and fully serve our customers. While the adverse impacts of the COVID-19 pandemic have dissipated, COVID-19 and its variants have not been completely eliminated. New variants could adversely disrupt our future operations.

The re-emergence of widespread health emergencies or pandemics, such as coronavirus, could lead to quarantines, business shutdowns, increases in unemployment, labor shortages, disruptions to supply chains, and overall economic instability. Events such as these may become more common in the future and could cause significant damage such as disrupt power and communication services, impact the stability of our facilities and result in additional expenses, impair the ability of our borrowers to repay their loans, reduce the value of collateral securing the repayment of our loans, which could result in the loss of revenue. While we have established and regularly test disaster recovery procedures, the occurrence of any such event could have a material adverse effect on our business, operations and financial condition.

Strategic Risks

Strong competition within our market area could reduce our profits and slow growth.

We face strong competition in making loans, attracting deposits and hiring and retaining experienced employees from various competitors, many of which are larger and have greater financial resources than the Company. Price competition for loans and deposits may result in our charging lower interest rates on loans and paying higher interest rates on deposits, thereby reducing our net interest income. Price competition also may limit our ability to originate loans and adversely affect our growth and profitability. Competition makes it more difficult and costly to attract and retain qualified employees.

Our financial performance will be negatively affected if we are unable to execute our growth strategy.

Our stated growth strategy is to grow organically and supplement that growth with select acquisitions, if available. Our success depends primarily on generating loans and deposits of acceptable risk and expense. There can be no assurance that we will be successful in continuing our organic, or internal, growth strategy. Our ability to identify appropriate markets for expansion, recruit and retain qualified personnel, and fund growth at reasonable cost, depends upon prevailing economic conditions, maintenance of sufficient capital, competitive factors, changes in banking laws, and other factors.

We cannot be certain as to our ability to manage increased levels of assets and liabilities without increased expenses and higher levels of nonperforming assets. We may be required to make additional investments in equipment and personnel to manage higher asset levels and loan balances, which may adversely affect earnings, shareholder returns, and our efficiency ratio. Increases in operating expenses or nonperforming assets may decrease our earnings and the value of the Company's capital stock.

We may face increasing deposit-pricing pressures, which may, among other things, reduce our profitability.

Deposit pricing pressures may result from competition as well as changes to the interest rate environment. Current economic conditions have intensified competition for deposits. The competition has had an impact on interest rates paid to attract deposits as well as fees charged on deposit products. In addition to the competitive pressures from other depository institutions, we face heightened competition from non-depository financial products such as securities and other alternative investments.

Furthermore, technology and other market changes have made it more convenient for bank customers to transfer funds for investing purposes. Bank customers also have greater access to deposit vehicles that facilitate spreading deposit balances among different depository institutions to maximize FDIC insurance coverage. In addition to competitive forces, we also are at risk from market forces as they affect interest rates. It is not uncommon when interest rates transition from a low interest rate environment to a rising rate environment, for deposit and other funding costs to rise in advance of yields on earning assets. In order to keep deposits required for funding purposes, it may be necessary to raise deposit rates without commensurate increases in asset pricing in the short term.

Prior to 2022, it had been the policy of the Federal Reserve to maintain interest rates at historically low levels through its targeted federal funds rate and the purchase of mortgage-backed securities. As a result, market rates on the loans we originated and the yields on securities we purchased during that period have been at historically low levels. As discussed above, rates are fluctuating, and due to a number of factors including changes in monetary policies of the Federal Reserve, will likely continue to fluctuate.

External and Market-Related Risks

Changes in general business, economic and political conditions, especially in our market area, could adversely affect our growth and earnings.

Our success depends, to a certain extent, upon general business economic and political conditions, local and national, as well as governmental monetary policies. Conditions such as inflation, recession, unemployment, changes in interest rates, money supply and other factors beyond our control may adversely affect our asset quality, deposit levels and loan demand and, therefore our growth and earnings. In addition, there are continuing concerns related to, among other things, the level of U.S. government debt and fiscal actions that may be taken to address that debt, a potential resurgence of economic and political tensions with or between other countries may have a destabilizing effect on financial markets and economic activity. Economic pressure on consumers, businesses and overall economic uncertainty may result in changes in spending, borrowing, and saving habits. These economic conditions and other negative developments in the domestic or international credit markets and economies may significantly affect the markets in which we do business. Adverse changes in the economy may also have a negative effect on the ability of our borrowers to make timely repayments of their loans, which would have an adverse impact on our earnings.

Inflationary pressures and rising prices may affect our results of operations and financial condition.

Inflation began to rise sharply at the beginning of 2022 and remained at an elevated level through the present time. Small to medium-sized businesses may be impacted more during periods of high inflation as they are not able to leverage economies of scale to mitigate cost pressures compared to larger businesses. Consequently, the ability of our business customers to repay their loans may deteriorate, and in some cases this deterioration may occur quickly, which would adversely impact our results of operations and financial condition. Furthermore, a prolonged period of inflation could cause wages and other costs to the Company to increase, which could adversely affect our results of operations and financial condition.

If we do not adjust to rapid changes in the financial services industry, our financial performance may suffer.

We face substantial competition for customer relationships, as well as other sources of funding in the communities we serve. Competing providers include other banks, savings institutions and trust companies, insurance companies, mortgage banking operations, credit unions, finance companies, title companies, money market funds and other financial and nonfinancial companies which offer products functionally equivalent to those available at the Bank. Many competing providers have greater financial resources than we do and offer services within and outside the market areas we serve. In addition to this challenge of attracting and retaining customers for traditional banking services, our competitors include securities dealers, brokers, mortgage bankers, investment advisors and finance and insurance companies who seek to offer one-stop financial services to their customers that may include services that financial institutions have not been able or allowed to offer to their customers in the past. The increasingly competitive environment is primarily a result of changes in regulation, changes in technology and product delivery systems and the accelerating pace of consolidation among financial service providers. If we are unable to adjust both to increased competition for traditional banking services and changing customer needs and preferences, our financial performance and your investment in our capital stock could be adversely affected.

The results of mainstream media and social media contagion and speculation resulting from externalities could have a broad impact on the banking system and have an adverse effect on us.

The results of poorly executed decisions in a financial institution of significant size can negatively impact other financial institutions, despite the quality of leadership and decision making of the other financial institutions or their ability to effectively identify, measure, manage and control risk.

Misinformed or inaccurate reporting regarding an incident or incidents can impact the broader banking industry. Any adverse financial market or economic condition could be reported in a way to exert downward pressure on the price of financial institution securities and could negatively impact credit availability for certain issuers without regard to their underlying financial strength.

This contagion risk can also occur when a perceived lack of trust in the banking system spreads throughout the industry based upon the results of a few poorly managed larger financial institutions.

Our stock price and our required liquidity may be negatively impacted by unrelated bank failures and negative customer confidence in financial institutions.

On March 9, 2023, Silvergate Bank, La Jolla, California, announced its decision to voluntarily liquidate its assets and wind down operations; on March 10, 2023, Silicon Valley Bank, Santa Clara, California, was closed by the California Department of Financial Protection and Innovation (the "DFPI"); on March 12, 2023, Signature Bank, New York, New York was closed by the New York State

Department of Financial Services; and on May 1, 2023, First Republic Bank, San Francisco, California, was closed by the DFPI. In each case the FDIC was appointed receiver for the failed institution. These banks had elevated levels of uninsured deposits, which may be less likely to remain at a bank over time and are a less stable funding source than insured deposits. These failures led to volatility and declines in the market for bank securities and less confidence in financial institutions.

These events have led to a greater focus by institutions, investors and regulators on the on-balance sheet liquidity of and funding sources for financial institutions, the composition of their deposits, including the amount of uninsured deposits, the amount of accumulated other comprehensive loss, capital levels and interest rate risk management. If we are unable to adequately manage our liquidity, we may experience an adverse effect on our financial condition and results of operations.

Additional required capital may not be available.

We are required by federal regulatory authorities to maintain adequate levels of capital to support our operations. In addition, we may elect to raise additional capital to support our business or to finance acquisitions, if any, or we may otherwise elect or be required to raise additional capital. Our ability to raise additional capital, if needed, will depend on conditions in the capital markets, economic conditions and a number of other factors, many of which are outside of our control, and on our financial performance. Accordingly, there can be no assurance that we can raise additional capital if needed or on terms acceptable to us. If we cannot raise additional capital when needed, it may have a material adverse effect on our financial condition, results of operations and prospects.

Compliance, Legislative, and Regulatory Risks

We operate in a highly regulated environment, and we may be adversely affected by changes in laws and regulations.

We are subject to extensive regulation, supervision and examination by the Federal Reserve, our primary federal regulator, the Virginia Bureau of Financial Institutions, our chartering authority and the FDIC, as insurer of our deposits. Such regulation and supervision govern the activities in which we may engage, and are intended primarily for the protection of the insurance fund and the depositors and borrowers of the Bank rather than for holders of our capital stock. Various consumers and compliance laws also affect our operations.

Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for credit losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations. The earnings of the Bank, and therefore the earnings of the Company, are affected by changes in federal and state legislation and actions of various regulatory authorities.

We may be affected by possible regulatory reform and legislation.

Legislative and regulatory initiatives introduced in Congress and state legislatures, as well as by regulatory agencies, may include proposals to expand or contract the powers of financial institutions, or proposals to substantially change the overall financial institution regulatory system. Such legislation could change banking statutes and the operating environment of the Company in substantial and unpredictable ways. If enacted, such legislation could increase or decrease our cost of doing business, limit or expand permissible activities, or affect the balance among competing financial institutions. The Company cannot predict the effect that any such legislation and/or implementing regulations, if adopted, may have on the Company. A change in statutes, regulations and/or regulatory policies applicable to us, if material, could have an adverse effect on our business, financial condition, results of operations and prospects.

We may be adversely affected by changes in federal and state tax laws and regulations.

We are subject to federal and applicable state tax laws and regulations. Such tax requirements are often complex and require interpretation. Material changes in these laws and regulations could negatively impact our business, financial condition, results of operations and prospects. In the normal course of business, we are routinely subject to examinations and challenges from federal and applicable state tax authorities regarding our tax obligations. Federal and state taxation authorities may challenge tax positions of financial institutions, including us. These positions may relate to tax compliance, sales and use, franchise, gross receipts, payroll, property and income taxation issues, including tax base, apportionment and available tax credits. The challenges made by tax authorities may adjust the timing or amount of taxable income or deductions or the allocation of income. Any such challenges not resolved in our favor could have a material adverse effect.

Our participation in the New Markets Tax Credit ("NMTC") Program entails certain risks.

Our Bank is a participant as an investor and lender in the NMTC Program which provides a tax incentive for private investment into projects and businesses located in low-income communities. NMTCs are allocated by the Community Development Financial Institutions Fund to qualified community development interests. Refer to Note 3 for additional information regarding the current investments in the NMTC Program.

NMTCs are subject to recapture for seven years after an equity investment is made in a CDE if:

- The CDE ceases to be certified; or

- "Substantially all" of the equity investment proceeds are no longer used for qualified businesses; or

- The CDE redeems the investment.

Risks Associated with Our Common Stock

The market price for the Company's common stock price may be volatile.

The market price of our common stock may be highly volatile, which may make it difficult for you to resell your shares at the volume, prices and times desired. There are many factors that may impact the market price and trading volume of our common stock, including, without limitation:

- actual or anticipated fluctuations in our operating results, financial condition or asset quality;

- operating results that vary from the expectations of management, securities analysts and investors;

- changes in expectations as to our future financial performance;

- operating and stock price performance of companies that investors deem comparable to us;

- future issuances of our common stock or other securities;

- changes in general economic or business conditions;

- changes in the credit, mortgage and housing markets, the markets for securities relating to mortgages or housing, and developments with respect to financial institutions generally;

- proposed or adopted changes in laws, regulations or policies affecting us;

- significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving our competitors or us; and

- other economic, competitive, governmental, regulatory and technological factors affecting our operations, pricing, products and services.

The Company depends on the Bank for dividends, distributions and other payments.

There can be no assurance of whether or when we may pay dividends in the future. Cash available to pay dividends to our shareholders is derived primarily, if not entirely, from dividends paid to us from the Bank. The ability of the Bank to pay dividends to us as well as our ability to pay dividends to our shareholders is limited by regulatory and legal restrictions and the need to maintain sufficient consolidated capital. We may also decide to limit the payment of dividends even when we have the legal ability to pay them in order to retain capital for use in our business. Further, any lenders making loans to us may impose financial covenants that may be more restrictive than regulatory requirements with respect to the payment of dividends.

We are prohibited from paying dividends on our common stock if the required payments on our subordinated debentures have not been made. Additionally, dividends on our common stock could be adversely impacted if dividend payments on our preferred stock have not been made.

Although we have paid cash dividends on shares of our common stock in the past, we may not pay cash dividends on shares of our common stock in the future.

Holders of shares of our common stock are only entitled to receive such dividends as our Board of Directors may declare out of funds legally available for such purpose. We have a history of paying dividends to our shareholders. However, future cash dividends will depend upon our results of operations, financial condition, cash requirements, the need to maintain adequate capital levels, the need to comply with safe and sound banking practices as well as meet regulatory expectations, and other factors, including the ability of the Bank to make distributions to us, which ability may be restricted by statutory, contractual or other constraints. There can be no assurance that we will continue to pay dividends even if the necessary financial and regulatory conditions are met and if sufficient cash is available for distribution.

Our common stock is subordinate to our existing and future preferred stock and to our subordinated notes.

The Company has outstanding preferred stock that is senior to the common stock and could adversely affect the ability of the Company to declare or pay dividends or distributions of common stock. In addition, the terms of the Company's outstanding fixed-to-floating rate subordinated notes prohibit it from declaring or paying any dividends, or purchasing, acquiring, or making a liquidation payment with respect to, its capital stock, during an event of default under the subordinated note purchase agreement. Furthermore, if the Company experiences a material deterioration in its financial condition, liquidity, capital, results of operations or risk profile, the Company's regulators may not permit it to make future payments on its preferred stock, thereby preventing the payment of dividends on the common stock.

General Risk Factors

We will depend on our management team to implement our business strategy and execute successful operations, and we could be harmed by the loss of their services.

We are dependent upon the services of the members of our senior management team who direct our strategy and operations. Members of our senior management team, as well as commercial lending specialists who possess expertise in our markets and key business relationships, could be difficult to replace. The loss of these persons, or our inability to hire additional qualified personnel, could impact our ability to implement our business strategy and could have a material adverse effect on our results of operations and our ability to compete in our markets.

We may not be able to attract and retain skilled people.

Our success depends, in large part, on our ability to attract and retain key people. Competition for the best people in most activities in which we engage can be intense, and we may not be able to retain or hire the people we want or need. In order to attract and retain qualified employees, we must compensate our employees at market levels. If we are unable to continue to attract and retain qualified employees, or do so at rates necessary to maintain our competitive position, our performance, including our competitive position, could suffer, and, in turn, adversely affect our business, financial condition and results of operations. The number of experienced banking professionals in our markets may not be the same as in certain other markets.

We may be subject to increased litigation which could result in legal liability and damage to our reputation.

We may be named from time to time as a defendant in litigation relating to our business and activities. Litigation may include claims for substantial compensatory or punitive damages or claims for indeterminate amounts of damages. We are also involved from time to time in other reviews, investigations and proceedings (both formal and informal) by governmental and self- regulatory agencies regarding our business. These matters also could result in adverse judgments, settlements, fines, penalties, injunctions or other relief.

In addition, in recent years, a number of judicial decisions have upheld the right of borrowers to sue lending institutions on the basis of various evolving legal theories, collectively termed "lender liability." Generally, lender liability is founded on the premise that a lender has either violated a duty, whether implied or contractual, of good faith and fair dealing owed to the borrower or has assumed a degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or its other creditors or shareholders.

Substantial legal liability or significant regulatory action against the Company could materially adversely affect its business, financial condition or results of operations, or cause significant harm to our reputation.

Our reported financial results depend on management's selection of accounting methods and certain assumptions and estimates.

Our accounting policies and assumptions are fundamental to the Company's reported financial condition and results of operations. Management must exercise judgment in selecting and applying many of these accounting policies and methods so that they comply with generally accepted accounting principles and reflect management's judgment of the most appropriate manner to report our financial condition and results. In some cases, management must select the accounting policy or method to apply from two or more alternatives, any of which may be reasonable under the circumstances, yet may result in the Company's reporting materially different results than would have been reported under an alternative method.

The obligations associated with being a public company require significant resources and management attention.

As a public company, we face increased legal, accounting, administrative and other costs and expenses that we have not previously incurred, particularly after we are no longer an emerging growth company. We are subject to the reporting requirements of the Exchange Act, which requires that we file annual, quarterly and current reports with respect to our business and financial condition and proxy and other information statements, and the applicable rules and regulations implemented by the SEC, the Sarbanes-Oxley Act, the Dodd-Frank Act, the PCAOB and the Nasdaq Stock Market, each of which imposes additional reporting and other obligations on public companies.

As a public company, we are required to:

- prepare and distribute periodic reports, proxy statements and other shareholder communications in compliance with the federal securities laws and rules;

- expand the roles and duties of our board of directors and committees thereof;

- institute more comprehensive financial reporting and disclosure compliance procedures;

- involve and retain to a greater degree outside counsel and accountants in the activities listed above;

- enhance our investor relations function;

- establish new internal policies, including those relating to trading in our securities and disclosure controls and procedures;

- retain additional personnel;

- comply with Nasdaq Stock Market listing standards; and

- comply with applicable requirements of the Sarbanes-Oxley Act.

We expect these rules and regulations and changes in laws, regulations and standards relating to corporate governance and public disclosure, which have created uncertainty for public companies, to increase legal and financial compliance costs and make some activities more time consuming and costly. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Our investment in compliance with existing and evolving regulatory requirements will result in increased administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities, which could have an adverse effect on our business, financial condition and results of operations. These increased costs could require us to divert a significant amount of money that we could otherwise use to expand our business and achieve our strategic objectives.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

The Company recognizes the critical importance of identifying, assessing and managing material risks from cybersecurity threats and is committed to implementing and maintaining a comprehensive information security program to manage such risks and safeguard its systems and data.

The Company's Board of Directors has ultimate oversight of cybersecurity-related risks and it is assisted in this role by the Technology Committee and the Audit & Risk Committee. Processes for identifying, assessing, and managing cybersecurity-related risks are integrated into the Company's overall enterprise risk management process, which is overseen by the Audit & Risk Committee. The Audit & Risk Committee is responsible for monitoring risks that are being taken by the Company, understanding the enterprise-wide effect of those risks and reporting such risks to the Board. In fulfilling this role, the Technology Committee has primary oversight responsibility over management's efforts to manage and mitigate cybersecurity-related risk and reviews and approves the Company's cybersecurity strategy for protecting the Company's information assets and technology platforms. The Audit & Risk Committee oversees the Company's outsourced Internal Audit Department, which conducts reviews and assessments related to information security. Management provides periodic reports to the Technology Committee and the Audit & Risk Committee, both of which provide reports of their meetings to the full Board. These reports to the Board and its Committees address the threat environment, vulnerability assessments, specific cyber incidents and management's efforts to monitor, detect and prevent cyber threats.

The Company's information security program is primarily administered at the management level by the Information Security Department, which is led by the Company's Chief Information Officer (CIO), and is supported by Chief Information Security Officer

(CISO), and the Information Technology Department, which is led by the Company's Chief Technology Officer (CTO). The Company's Information Security Department is responsible for day-to-day management of the Company's information security program, including data loss prevention, access control, threat monitoring, incident response and employee education and training. The Information Security Department also maintains policies related to cybersecurity and data security that provide the required governance for the information security program. Additionally, the Company's Information Technology Department maintains policies that govern technical aspects of the Company's information security program. Each policy is reviewed and approved by the Board at least annually. The Information Security team maintains and runs the Company's security operations center and is responsible for cybersecurity event management and maintaining security tooling. The Company also maintains an Information Technology Management Committee, which is comprised of representatives from the Information Security, Information Technology, Enterprise Risk, Operations, and members of executive management. This committee meets at least quarterly to discuss and review the Company's information security program and receives qualitative and quantitative update reports from the Information Security Department, Internal Audit Department, and Information Technology Department.

The Company engages third party assessors, consultants and auditors in connection with its information security program, including to conduct external penetration testing, independent audits and risk assessments. The Company also utilizes third party service providers in the ordinary course of business. The Information Security Department performs information security assessments for third party service providers that store or process Company confidential data. These information security assessments include a review of any systems and organization control reports, proof of the vendor's independent testing of their data protection controls, as well as a review of any exceptions noted and assessment of management responses, results of vulnerability and penetration testing, incident response processes and third party data protection controls (which can include, but is not limited to: access reviews and controls, backups, monitoring, encryption standards and disaster recovery). The review of these areas is taken into account in order to provide an overall information security conclusion and risk rating for the vendor.

As a regulated financial institution, the Company is also subject to financial privacy laws and its cybersecurity practices are subject to oversight by the federal banking agencies. For additional information, see Item 1A – Risk Factors.

Although the Company has not, as of the date of this Annual Report on Form 10-K, experienced a cybersecurity threat or incident that materially affected its business strategy, results of operations or financial condition, there can be no guarantee that the Company will not experience such an incident in the future.

Item 2. Properties

As of December 31, 2024, the net book value of our office properties was $11.0 million, and the net book value of our furniture, fixtures and equipment was $1.5 million. The following table sets forth information regarding our offices.

Location	Leased or Owned	Year Acquired or Leased	Net Book Value of Real Property
			(In thousands)
Headquarters:			
10089 Fairfax Blvd.			
Fairfax, VA 22030	Owned	2010	$7,063
Other Properties:			
Herndon Branch			
727 Elden Street	Leased	2004	—
Herndon, VA 20170			
Operations Center			
22980 Shaw Road	Leased	2021	—
Sterling, VA, 20166			
Middleburg Office			
10 N. Pendleton Street	Leased	2024	—
Building A, Suite 100			
Middleburg, VA 20118			
McLean Branch			
1354 Old Chain Bridge Road	Owned	2014	1,271
McLean, VA 22101			
Clarendon Branch			
1000 N. Highland Street	Owned	2009	464
Arlington, VA 22201			
Leesburg Branch			
307 E. Market Street	Owned	2017	2,189
Leesburg, VA 20176			
Washington D.C. Branch			
1130 Connecticut Avenue, N.W.	Leased	2019	—
Washington , D.C. 20036			

We believe that current facilities are adequate to meet our present and foreseeable needs, subject to possible future expansion. See Note 7 of Notes to the December 31, 2024, Consolidated Financial Statements, for additional disclosures related to the Company's properties.

Item 3. Legal Proceedings

From time to time, we are a party to various litigation matters incidental to our ordinary conduct of our business. Management believes that none of these legal proceedings, individually or in the aggregate, will have a material adverse impact on the results of operations or financial condition of the Company.

Item 4. Mine Safety Disclosures

Not Applicable

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Common Stock

Our common stock is traded on the Nasdaq Capital Market under the symbol "MNSB." At December 31, 2024, the Company had approximately 228 shareholders of record. This total does not reflect shares held in nominee or "street name" accounts through various firms.

Dividends

Holders of our common stock are only entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available for dividends. As the Company is a financial holding company and does not engage directly in business activities of a material nature, its ability to pay dividends on its common stock will depend, in large part, upon the receipt of dividends from the Bank. Any future determination relating to our dividend policy will be made by the Board of Directors and will depend on a number of factors, including general and economic conditions, industry standards, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, our ability to service debt obligations senior to our common stock, banking regulations, contractual, legal, tax and regulatory restrictions, and limitations on the payment of dividends by the Company to its shareholders or by the Bank, and such other factors as the Board of Directors may deem relevant. During the fiscal year ended December 31, 2024, the Company declared and paid four cash dividends.

Holders of the common stock are subject to priority dividend rights of any holders of preferred stock then outstanding. There were 28,750 shares of preferred stock outstanding at December 31, 2024.

A discussion of applicable regulatory restrictions on dividends by the Company and the Bank is provided in Item 1 ("Business") under "Dividends, Capital Distributions, and Other Payments."

Securities Authorized For Issuance Under Equity Compensation Plans

The following table provides information concerning securities authorized for issuance under equity compensation plans, the weighted average price of such securities and the number of securities remaining available for future issuance, as of December 31, 2024.

Equity Compensation Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights (1)	Number of securities remaining and available for future issuance (2)
Plans approved by shareholders	237,717	$ —	570,462
Plans not approved by shareholders	—	—	—
Total	237,717	$ —	570,462

(1) Restricted stock shares were not included when calculating the weighted-average exercise price.
(2) Remaining shares available for issuance include 570,462 shares under the 2019 Equity Incentive Plan ("2019 Plan"). Shares remaining to be issued subsequent to December 31, 2024 under the 2019 Plan can be issued either as a restricted stock grant or upon grant and exercise of stock options.

Unregistered Sales and Issuer Repurchases of Common Stock

Unregistered Sales of Common Stock

Set forth below is information concerning sales of common stock by the Company during the past 3 years that were not registered under the Securities Act.

In 2019, the Board of Directors of the Bank and the Bank's shareholders approved the MainStreet Bank 2019 Equity Incentive Plan (the "2019 Plan"), to provide officers, other selected employees and directors with additional incentives to promote growth and performance. The terms and conditions of the 2019 Plan were subsequently converted into and deemed to be the terms and conditions of a substantially identical Company incentive compensation plan. To date, a total of 605,553 shares of restricted common stock have been awarded under the 2019 Plan and 26,015 shares have been forfeited, for a net of 579,538 shares of restricted common stock issued and outstanding under the 2019 Plan. As of December 31, 2023, a total of 485,872 shares of restricted common stock had been awarded under the 2019 Plan and 24,269 shares had been forfeited, for a net of 461,603 shares of restricted common stock issued and outstanding under the 2019 Plan. During 2024, (108,518) shares of restricted common stock vested from shares issued under both the 2019 Plan and the Bank's 2016 Equity Incentive Plan ("2016 Plan"). See Note 18 of Notes to Consolidated Financial Statements. In August 2019, the Company registered with the SEC, on Form S-8, the shares of common stock that would then be issuable under the 2019 Plan. As a result of the stockholders' approval of the 2019 Plan, no additional awards were made under the 2016 Plan. All awards that were then outstanding under the 2016 Plan remained outstanding in accordance with their terms. At the Annual Meeting of shareholders held on May 15, 2024, the Company's common shareholders approved a proposal to increase the number of shares of authorized common stock from 650,000 to 1,150,000 shares.

Repurchases of Common Stock

On May 18, 2022, the Company announced that the Board of Directors had authorized a plan to repurchase up to $7.5 million of the Company's outstanding common stock in open market transactions or privately negotiated transactions, including pursuant to a trading plan in accordance with Rule 10b-18 under the Securities Exchange Act of 1934. The new stock repurchase program replaces the Company's previous program. During the year ended December 31, 2024, the Company repurchased 166,000 shares under this plan.

The Company did not repurchase common stock during the fourth quarter of 2024.

(Dollars in thousands, except for per share amounts)	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet be Purchased Under the Plans or Programs
October 1, 2024 - October 31, 2024	—	$ —	—	$ 3,538
November 1, 2024 - November 30, 2024	—	$ —	—	$ 3,538
December 1, 2024 - December 31, 2024	—	$ —	—	$ 3,538
Total	—		—	$ 3,538

Preferred Stock and Depositary Shares

On September 15, 2020, the Company closed its underwritten public offering of 1,000,000 depositary shares, each representing 1/40th of a share of 7.50% Series A Fixed-Rate Non-Cumulative Perpetual Preferred Stock, par value $1.00 per share (the "Series A Preferred Stock"). On September 25, 2020, the Company completed the sale of an additional 150,000 depositary shares pursuant to the underwriters' full exercise of their over-allotment option to purchase additional depositary shares.

Trading the depositary shares on the Nasdaq Capital Market commenced on September 16, 2020, under the symbol "MNSBP."

The Board of Directors declared a quarterly cash dividend on the outstanding shares of the Series A Preferred Stock each quarter in agreement with the depositary share offering. Each declared cash dividend equated to approximately $0.47 per depositary share, or $18.75 per share of Series A Preferred Stock outstanding.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The purpose of this discussion is to focus on significant changes in the financial condition and results of operations of the Company during the years ended December 31, 2024 and 2023. The following discussion supplements and provides information about the major components of the results of operations, financial condition, liquidity and capital resources of the Company. This discussion and analysis should be read in conjunction with the accompanying consolidated financial statements.

Forward-Looking Statements

This Annual Report on Form 10-K contains certain forward-looking statements and information relating to the Company within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs of management as well as assumptions made by and information currently available to management. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimate," and "intend" or future or conditional verbs such as "will," "should," "could," or "may" and similar expressions or the negative thereof. Important factors that could cause actual results to differ materially from those in the forward–looking statements included herein include, but are not limited to:

- general economic conditions, either nationally or in our market area, that are worse than expected;

- competition among depository and other financial institutions, particularly intensified competition for deposits;

- inflation and an interest rate environment that may reduce our margins or reduce the fair value of financial instruments;

- adverse changes in the securities markets;

- changes in laws or government regulations or policies affecting financial institutions, including changes in regulatory structure and in regulatory fees and capital requirements;

- our ability to enter new markets successfully and capitalize on growth opportunities;

- our ability to successfully integrate acquired entities;

- changes in consumer spending, borrowing and savings habits;

- changes in accounting policies and practices;

- changes in our organization, compensation and benefit plans;

- our ability to attract and retain key employees;

- changes in our financial condition or results of operations that reduce capital;

- changes in the financial condition or future prospects of issuers of securities that we own;

- the concentration of our business in the Northern Virginia as well as the greater Washington, DC metropolitan area and the effect of changes in the economic, political and environmental conditions on this market;

- adequacy of our allowance for credit losses;

- deterioration of our asset quality;

- cyber threats, attacks or events;

- reliance on third parties for key services;

- future performance of our loan portfolio with respect to recently originated loans;

- additional risks related to new lines of business, products, product enhancements or services;

- results of examination of us by our regulators, including the possibility that our regulators may require us to increase our allowance for credit losses or to write-down assets or take other supervisory action;

- the effectiveness of our internal controls over financial reporting and our ability to remediate any future material weakness in our internal controls over financial reporting;

- liquidity, interest rate and operational risks associated with our business;

- a work stoppage, forced quarantine, or other interruption or the unavailability of key employees;

- volatility in the financial institution industry, including failures and/or rumors of possible failures of other financial institutions and actions by regulatory authorities in response thereto;

- litigation or governmental actions;

- impairment of a material asset; and

- other factors beyond our knowledge or control.

Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. We caution readers not to place undue reliance on forward-looking statements. The Company disclaims any obligation to revise or update any forward-looking statements contained in this Form 10-K to reflect future events or developments. Additional information on risk factors that may affect forward-looking statements is included under "Risk Factors" in this Form 10-K.

Critical Accounting Policies

The discussion of the critical accounting policies and analysis set forth below is intended to supplement and highlight information contained in the accompanying Consolidated Financial Statements and the selected financial data presented elsewhere in this Form 10-K.

The accounting and financial reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. Accordingly, the financial statements require certain estimates, judgments, and assumptions, which are believed to be reasonable, based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the periods presented. Critical accounting policies comprise those that management believes are the most critical to aid in fully understanding and evaluating our reported financial results. These policies require numerous estimates or economic assumptions that may prove inaccurate or may be subject to variations which may significantly affect our reported results and financial condition for the current period or in future periods.

The accounting principles followed by the Company and the methods of applying these principles conform with accounting principles generally accepted in the United States of America and with general practices within the banking industry. The Company's critical accounting policies relate to (1) the allowance for credit losses, (2) fair value of financial instruments, and (3) derivative financial instruments. These critical accounting policies require the use of estimates, assumptions and judgments which are based on information available as of the date of the financial statements. Accordingly, as this information changes, future financial statements could reflect the use of different estimates, assumptions and judgments. Certain determinations inherently have a greater reliance on the use of estimates, assumptions and judgments and, as such, have a greater possibility of producing results that could be materially different than originally reported.

Allowance for Credit Losses: On January 1, 2023, the Company adopted ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASC 326). This standard replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss ("CECL") methodology. CECL requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts and generally applies to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities, and some off-balance sheet credit exposures such as unfunded commitments to extend credit. Financial assets measured at amortized cost will be presented at the net amount expected to be collected by using an allowance for credit losses. See Note 1. Organization, Basis of Presentation, and Impact of Recently Issued Accounting Pronouncements for a more detailed description of methodology and impact of adoption.

Fair Value of Financial Instruments: A portion of the Company's assets and liabilities are carried at fair value, with changes in fair value recorded either in earnings or accumulated other comprehensive income (loss). These include investment securities available-for-sale and interest rate loan swaps on qualifying commercial loans. Periodically, the estimation of fair value also affects investment securities held-to-maturity when it is determined that the Company should record an allowance for credit losses on a security. Fair value determination is also relevant for certain other assets such as other real estate owned, which is recorded at the lower of the recorded balance or fair value, less estimated costs to sell. The determination of fair value also impacts certain other assets that are periodically evaluated for impairment using fair value estimates, including individually evaluated loans.

Fair value is generally based upon quoted market prices, when available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use observable market-based parameters as inputs. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Company's creditworthiness, among other things, as well as other unobservable parameters. Any such valuation adjustments are applied consistently over time. While management believes the Company's valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

See Note 20, Fair Value Presentation, in Notes to Consolidated Financial Statements for a detailed discussion of determining fair value, including pricing validation processes.

Derivative Financial Instruments: The Bank recognizes derivative financial instruments at fair value as either other assets or other liabilities in the consolidated statement of financial condition. The Bank's derivative financial instruments include interest rate swaps with certain qualifying commercial loan customers and dealer counterparties. Because the interest rate swaps with loan customers and dealer counterparties are not designated as hedging instruments, adjustments to reflect unrealized gains and losses resulting from changes in fair value of these instruments are reported as non-interest income or non-interest expense, as applicable. The Bank's interest rate swaps with loan customers and dealer counterparties are described more fully in Note 19 in the December 31, 2024, Consolidated Financial Statements.

Selected Financial Data

The following table sets forth summarized historical consolidated financial information for each of the periods indicated. This information should be read together with the accompanying consolidated financial statements included in this Form 10-K. The historical information indicated as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023, and 2022, has been derived from the Company's audited consolidated financial statements for the years ended December 31, 2024, 2023, and 2022. Historical results set forth below and elsewhere in this Form 10-K are not necessarily indicative of future performance.

	At December 31,	
	2024	2023
	(In thousands)	
Selected Financial Condition Data:		
Total assets	$ 2,228,098	$ 2,035,432
Total cash and cash equivalents	207,708	114,513
Total investment securities	71,825	77,203
Loans receivable, net	1,810,556	1,705,137
Bank-owned life insurance	39,507	38,318
Premises and equipment, net	13,287	13,944
Computer software, net of amortization	—	14,657
Total deposits	1,907,794	1,686,127
Federal funds purchased	—	15,000
Subordinated debt	73,039	72,642
Allowance for credit losses on off-balance sheet credit exposure	287	1,009
Total stockholders' equity	207,991	221,517

	For the year ended December 31,		
	2024	2023	2022
	(In thousands)		
Selected Operating Data:			
Interest income	$ 134,615	$ 124,421	$ 84,018
Interest expense	72,041	47,679	13,369
Net interest income	62,574	76,742	70,649
Provision for credit losses	6,763	1,642	2,398
Net interest income after provision for credit losses	55,811	75,100	68,251
Total non-interest income	3,252	3,340	4,661
Total non-interest expenses	72,967	45,616	39,524
Income (loss) before income taxes	(13,904)	32,824	33,388
Income tax expense (benefit)	(3,924)	6,239	6,714
Net income (loss)	(9,980)	26,585	26,674
Less: Preferred stock dividends	2,156	2,156	2,156
Net income (loss) available to common shareholders	$ (12,136)	$ 24,429	$ 24,518
Basic and diluted earnings (loss) per common share	$ (1.60)	$ 3.25	$ 3.26

	At or For the Years Ended December 31,		
	2024	2023	2022
Performance Ratios:			
Return on average assets	(0.47)%	1.38%	1.53%
Return on average equity	(4.44)%	12.66%	13.98%
Interest rate spread (1)	2.01%	3.05%	3.71%
Net interest margin (1)	3.13%	4.15%	4.23%
Efficiency ratio (2)	110.85%	56.69%	52.19%
Non-interest expense to average assets	3.42%	2.34%	2.24%
Average interest-earning assets to average interest-bearing liabilities	131.19%	143.43%	164.68%
Per share Data and Shares Outstanding:			
Earnings (loss) per common share (basic and diluted)	$ (1.60)	$ 3.25	$ 3.26
Book value per common share	$ 23.77	$ 25.81	$ 22.98
Dividends per common share	$ 0.40	$ 0.40	$ 0.25
Tangible book value per common share (1)	$ 23.77	$ 23.86	$ 21.75
Market value per common share	$ 18.10	$ 24.81	$ 27.49
Weighted average common shares (basic and diluted)	7,606,391	7,522,913	7,529,382
Common shares outstanding at end of period	7,603,765	7,527,415	7,442,743
Capital Ratios (Bank):			
Common equity tier 1(CET1) capital to risk-weighted assets	14.64%	16.22%	15.47%
Total risk-based capital to risk-weighted assets	15.69%	17.18%	16.27%
Tier 1 capital to risk-weighted assets	14.64%	16.22%	15.47%
Tier 1 capital to average assets	12.08%	14.66%	15.05%
Asset Quality Ratios:			
Allowance for credit losses on loans as a percentage of total loans	1.06%	0.96%	0.88%
Allowance for credit losses on loans as a percentage of non-performing loans	89.84%	16.44X	N/A
Net charge-offs to average outstanding loans during the period	0.25%	0.03%	0.00%
Non-performing loans as a percentage of total loans	1.18%	0.06%	0.00%
Non-performing assets as a percentage of total assets	0.97%	0.05%	0.00%
Other Data:			
Common equity / total assets	8.11%	9.54%	8.88%
Tangible equity / tangible assets (1)	9.33%	10.24%	9.87%
Average tangible equity to average tangible assets	9.80%	10.31%	10.66%
Number of offices	6	6	6
Number of full-time equivalent employees	204	186	168

(1) Non-GAAP; refer to Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" section "Non-GAAP Measures" of this Form 10-K.

(2) Efficiency ratio is calculated as non-interest expense as a percentage of net interest income and non-interest income.

Analysis of Results of Operations for the Years Ended December 31, 2024, 2023, and 2022

Net Income

The following table sets forth the principal components of net income (loss) for the periods indicated.

	For the Year Ended December 31,					
	2024	2023	% Change	2023	2022	% Change
	(In thousands)			(In thousands)		
Interest income	$ 134,615	$ 124,421	8.19%	$ 124,421	$ 84,018	48.09%
Interest expense	72,041	47,679	51.10%	47,679	13,369	256.64%
Net interest income	62,574	76,742	(18.46)%	76,742	70,649	8.62%
Provision for credit losses	6,763	1,642	311.88%	1,642	2,398	(31.53)%
Net interest income after provision	55,811	75,100	(25.68)%	75,100	68,251	10.04%
Non-interest income	3,252	3,340	(2.63)%	3,340	4,661	(28.34)%
Non-interest expense	72,967	45,616	59.96%	45,616	39,524	15.41%
Net income (loss) before income taxes	(13,904)	32,824	(142.36)%	32,824	33,388	(1.69)%
Income tax expense (benefit)	(3,924)	6,239	(162.89)%	6,239	6,714	(7.07)%
Net income (loss)	(9,980)	26,585	(137.54)%	26,585	26,674	(0.33)%
Less: Preferred stock dividends	2,156	2,156	0.00%	2,156	2,156	0.00%
Net income (loss) available to common shareholders	$ (12,136)	$ 24,429	(149.68)%	$ 24,429	$ 24,518	(0.36)%

Net loss for the year ended December 31, 2024, was $10.0 million, a decrease of $36.6 million, or 137.5% compared to net income of $26.6 million earned during the year ended December 31, 2023. The decrease in net income was due to increases in interest expense of $24.4 million and an increase of non-interest expenses of $27.4 million compared to the same period in the prior year.

Net Interest Income and Net Interest Margin

Net interest income is the principal component of the Company's income stream and represents the difference, or spread, between interest and fee income generated from earning assets and the interest expense paid on deposits and borrowed funds. Net interest margin, stated as a percentage, is the yield obtained by dividing the difference between interest income generated on earning assets and the interest expense paid on all funding sources by average earning assets. Fluctuations in interest rates as well as changes in the volume and mix of earning assets and interest-bearing liabilities can impact net interest income and net interest margin.

Net interest income before provision for credit losses totaled $62.6 million for the year ended December 31, 2024, compared to $76.7 million for the year ended December 31, 2023. The decrease in net interest income was driven by an increase in deposit interest expense discussed below, for the year ended December 31, 2024.

The net interest margin was 3.13% for the year ended December 31, 2024, compared to 4.15% for the year ended December 31, 2023, on a fully tax equivalent basis. The decrease in net interest margin primarily resulted from an increase of interest expense on our interest bearing liabilities that outpaced the increase in interest income. The primary drivers of increased interest expense came from demand, money market, and time deposits. The federal funds target rate remaining high in 2024 impacted our maturing wholesale deposits that had to reprice in a higher interest rate environment, which increased margin pressure on our loan portfolio and other interest earning assets. Management made efforts to replace these deposits with callable wholesale deposits, allowing more optionality for future rate movements.

The yield for the year ended December 31, 2024 for the loan portfolio was 7.02% compared to 7.02% for the year ended December 31, 2023. The unchanging yield primarily reflects the maturity of lower yielding loans and higher yields on new and variable rate loans based on higher interest rates during the year. The Federal Reserve maintained its targeted benchmark interest rate at the range of 525 - 550 basis points through September 2024. The ranged was lowered to 425 - 450 by December 2024. Maintaining higher rates in 2024 with a slight rate decrease in the last quarter of 2024 impacted yields obtained on new loans throughout the year.

For the year ended December 31, 2024, the yield on the taxable investment securities portfolio was 3.08% compared to 3.20% for the year ended December 31, 2023. For the year ended December 31, 2024, the yield on the tax-exempt investment securities portfolio was 3.80% compared to 3.57% for the year ended December 31, 2023. The increase in yield on the tax-exempt investment securities was primarily due to rates on variable securities remaining high with the current rate environment and lower yields on investment securities maturing during the period.

The rate paid on interest bearing deposits increased to 4.70% during the year ended December 31, 2024, from 3.57% during the year ended December 31, 2023. This increase was a result of higher rates paid on all outstanding deposits in conjunction with the higher rate environment throughout the year.

The rate paid on FHLB borrowings and federal funds purchased for the year ended December 31, 2024 was 5.61% and 5.78%, respectively, compared to the prior year of 4.90% for FHLB borrowings and 5.36% for federal funds purchased. This increase was a result of higher rates paid on all outstanding borrowings in conjunction with the higher rate environment throughout the year.

Discussion of net interest income and net interest margin for the year ended December 31, 2022 has been omitted as such discussion was provided in Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," under the heading "Net Interest Income and Net Interest Margin" in the Company's Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 23, 2023, and is incorporated herein by reference.

The following table sets forth the major components of net interest income and the related yields and rates for the year ended December 31, 2024, compared to the years ended December 31, 2023 and December 31, 2022.

Average Balances, Net Interest Income, Yields Earned and Rates Paid

The following table shows for the periods indicated the total dollar amount of interest from average interest-earning assets and the resulting yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. All average balances are based on daily balances.

| | **For the Year Ended December 31,** | | | | | | | | |
| | **2024** | | | **2023** | | | **2022** | | |
	Average Balance	**Interest Income/ Expense (5)**	**Yield/ Cost (5)**	**Average Balance**	**Interest Income/ Expense (5)**	**Yield/ Cost (5)**	**Average Balance**	**Interest Income/ Expense (5)**	**Yield/ Cost (5)**
					(Dollars in thousands)				
Interest-earning assets:									
Loans (1)	$1,782,061	$ 125,177	7.02%	$1,659,179	$ 116,482	7.02%	$1,442,716	$ 79,045	5.48%
Investment securities									
Taxable	54,935	1,693	3.08%	57,386	1,836	3.20%	72,809	1,603	2.20%
Tax-exempt	36,379	1,384	3.80%	37,810	1,348	3.57%	38,528	1,339	3.48%
Federal funds and interest-bearing deposits	137,073	6,652	4.85%	103,840	5,038	4.85%	122,596	2,312	1.89%
Total interest-earning assets	$2,010,448	$ 134,906	6.71%	$1,858,215	$ 124,704	6.71%	$1,676,649	$ 84,299	5.03%
Non-interest-earning assets	126,138			96,972			82,213		
Total assets	$2,136,586			$1,955,187			$1,758,862		
Interest-bearing liabilities:									
Interest-bearing demand deposits	$ 181,109	$ 8,661	4.78%	$ 83,087	$ 1,786	2.15%	$ 85,566	$ 494	0.58%
Money market deposits	464,400	21,386	4.61%	365,815	13,631	3.73%	137,066	1,380	1.01%
Savings and NOW deposits	54,385	754	1.39%	49,565	546	1.10%	63,401	203	0.32%
Time deposits	748,938	37,364	4.99%	702,034	26,905	3.83%	642,918	8,009	1.25%
Total interest-bearing deposits	$1,448,832	$ 68,165	4.70%	$1,200,501	$ 42,868	3.57%	$ 928,951	$ 10,086	1.09%
Federal funds purchased	9,941	575	5.78%	5,583	299	5.36%	2	—	1.59%

Federal Home Loan Bank advances	820	46	5.61%	24,959	1,224	4.90%	23,986	347	1.45%
Subordinated debt	72,852	3,255	4.47%	72,455	3,288	4.54%	65,176	2,936	4.50%
Total interest-bearing liabilities	$1,532,445	$ 72,041	4.70%	$1,303,498	$ 47,679	3.66%	$1,018,115	$ 13,369	1.31%
Non-interest-bearing liabilities:									
Demand deposits and other liabilities	379,510			441,768			549,908		
Total liabilities	$1,911,955			$1,745,266			$1,568,023		
Stockholders' Equity	224,631			209,921			190,839		
Total liabilities and Stockholders' equity	$2,136,586			$1,955,187			$1,758,862		
Net interest income		$ 62,865			$ 77,025			$ 70,930	
Interest rate spread (2)			2.01%			3.05%			3.71%
Net interest-earning assets (3)	$ 478,003			$ 566,146			$ 658,534		
Net interest margin (4)			3.13%			4.15%			4.23%
Average interest-earning assets to average interest-bearing liabilities	131.19%			143.43%			164.68%		

(1) Includes loans classified as non-accrual.

(2) Interest rate spread represents the difference between the average yield on average interest–earning assets and the average cost of average interest-bearing liabilities.

(3) Net interest earning assets represent total average interest–earning assets less total average interest–bearing liabilities.

(4) Net interest margin represents net interest income divided by total average interest-earning assets.

(5) Income and yields for all periods are reported on a tax-equivalent basis using the federal statutory rate of 21%. Non-GAAP; refer to Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" section "Non-GAAP Measures" of this Form 10-K.

Rate/ Volume Analysis

The following table presents the effects of changing rates and volumes on net interest income for the periods indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately, based on the changes due to rate and the changes due to volume.

	For the Twelve Months Ended December 31, 2024 and 2023			For the Twelve Months Ended December 31, 2023 and 2022		
	Increase (Decrease) Due to		Total Increase (Decrease)	Increase (Decrease) Due to		Total Increase (Decrease)
	Volume	Rate		Volume	Rate	
	(In thousands)			(In thousands)		
Interest-earning assets:						
Loans	$ 8,695	$ —	$ 8,695	$ 13,071	$ 24,366	$ 37,437
Investment securities	(98)	(9)	(107)	(129)	371	242
Federal funds and interest-bearing deposits	1,614	—	1,614	(402)	3,128	2,726
Total interest-bearing assets	$ 10,211	$ (9)	$ 10,202	$ 12,540	$ 27,865	$ 40,405
Interest-bearing liabilities:						
Interest-bearing demand deposits	$ 3,375	$ 3,500	$ 6,875	$ (18)	$ 1,310	$ 1,292
Money market deposit accounts	4,135	3,620	7,755	5,061	7,190	12,251
Savings and NOW deposits	56	152	208	(53)	396	343
Time deposits	1,873	8,586	10,459	828	18,068	18,896
Total deposits	$ 9,439	$ 15,858	$ 25,297	$ 5,818	$ 26,964	$ 32,782
Federal funds purchased	251	25	276	299	—	299
Federal Home Loan Bank advances	(1,333)	155	(1,178)	15	862	877
Subordinated debt	18	(51)	(33)	326	26	352
Total interest-bearing liabilities	8,375	15,987	24,362	6,458	27,852	34,310
Change in net interest income	$ 1,836	$ (15,996)	$ (14,160)	$ 6,082	$ 13	$ 6,095

Provision for Credit Losses

We establish a provision for credit losses, which is charged to operations, in order to maintain the allowance for credit losses at a level we consider necessary to absorb expected credit losses that are both probable and reasonably estimated at the balance sheet date. In determining the level of the allowance for credit and off-balance sheet losses, we consider past and current loss experience, evaluations of real estate collateral, current and future economic conditions, volume and type of lending, adverse situations that may affect a borrower's ability to repay a loan and the levels of non-performing loans. The amount of the allowance is based on estimates, and actual losses may vary from such estimates as more information becomes available or economic conditions change.

This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as circumstances change as more information becomes available. The allowance for credit losses on loans is assessed on a monthly basis and provisions are made for credit losses on loans as required in order to maintain the allowance at the required level determined by our analysis. The allowance for off-balance sheet credit is assessed quarterly and provisions are made to maintain the allowance at the required level determined by our analysis.

The provision for credit losses on loans increased to a credit loss provision of $7.5 million for the year ended December 31, 2024, compared to the prior year which ended at credit loss provision of $1.9 million. The provision for credit losses on off-balance sheet exposure was a net recovery of $722,000 compared to the prior year which ended with a net recovery of $301,000. The increase in provision for credit losses on loans was primarily driven by loan growth and charge offs taken in 2024 as well as increasing qualitative factors within our model assumptions for increased levels of past dues, higher levels of nonperforming loans as of December 31, 2024 compared to December 31, 2023, and potential weaknesses in underlying collateral for certain asset classes. The recovery of credit losses for off-balance sheet exposure was driven by fluctuations in our revolving credit line utilization rates as of December 31, 2024. Loan originations decreased $73.6 million, which totaled $447.6 million for the year ended December 31, 2023 compared to loan originations of $374.0 million for the year ended December 31, 2024. Non-performing loans were $1.0 million at December 31, 2023 and $21.7 million at December 31, 2024.

During the year ended December 31, 2024, classified loans increased $36.2 million for a balance of $57.4 million. During the year ended December 31, 2024, criticized loans increased $66.3 million to $85.3 million. During the year ended December 31, 2024, watch list loans increased $63.9 million to $122.6 million. Management does not believe any significant loss exposure currently exists in these loans. During the year ended December 31, 2024, there was $4.6 million in charge-offs recorded and recoveries of $28,000 were received. During the year ended December 31, 2023, there was $468,000 in charge-offs recorded and recoveries received of $22,000.

Discussion of provision for loan losses for the year ended December 31, 2022 has been omitted as such discussion was provided in Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," under the heading "Provision for Loan Losses" in the Company's Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 23, 2023, and is incorporated herein by reference.

Non-Interest Income

Our primary sources of non-interest income are service charges on deposit accounts, such as interchange fees and statement fees, income earned on bank owned life insurance, fees earned from executing interest rate swaps on commercial loans, and gains realized on the sale of the guaranteed portion of Small Business Administration ("SBA") loans.

The following table presents, for the periods indicated, the major categories of non-interest income:

	For the Year Ended December 31,		
	2024	2023	% Change
	(In thousands)		
Non-interest income			
Deposit account service charges	$ 1,996	$ 2,149	(7.12)%
Bank owned life insurance income	1,189	1,069	11.23%
Net loss on securities called or matured	(48)	—	(100.00)%
Other fee income	115	122	(5.74)%
Total non-interest income	$ 3,252	$ 3,340	(2.63)%

Non-interest income decreased $0.1 million, or 2.6%, to $3.3 million for the year ended December 31, 2024 from $3.3 million for the year ended December 31, 2023. The decrease in non-interest income was primarily due to a decrease in deposit account service charges and other fee income for the year ended December 31, 2024. The Company did not recognize any fees on interest rate swaps for commercial loans for the year ended December 31, 2024 or December 31, 2023. The Company also recognized $251,000 in planned operating losses in other fee income related to two New Market Tax Credit investments during the year ended December 31, 2023. Bank owned life insurance income increased $120,000 for the year ended December 31, 2024, compared to the year ended December 31, 2023, due to the high rate environment throughout 2024. The deposit service fees decreased $153,000 for the year ended December 31, 2024, as compared to the same period in 2023, due to a decrease in customer activity.

Discussion of non-interest income for the year ended December 31, 2022 has been omitted as such discussion was provided in Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," under the heading "Non-Interest Income" in the Company's Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 23, 2023, and is incorporated herein by reference.

Non-Interest Expense

Generally, non-interest expense is composed of all employee expenses and costs associated with operating our facilities, obtaining and retaining customer relationships and providing bank services. The largest component of non-interest expense is salaries and employee benefits. Non-interest expense also includes operational expenses, such as occupancy and equipment expenses, professional fees, advertising expenses and other general and administrative expenses, including FDIC assessments, communications, travel, meals, training, supplies and postage. The following table presents, for the periods indicated, the major categories of non-interest expense:

		For the Year Ended December 31,		
		2024	2023	% Change
		(In thousands)		
Non-interest expense				
Salaries and employee benefits	$	30,475 $	28,267	7.81%
Furniture and equipment expenses		3,636	2,787	30.46%
Advertising and marketing		2,199	2,343	(6.15)%
Occupancy expenses		1,614	1,684	(4.16)%
Outside services		3,627	2,044	77.45%
Franchise tax		2,226	1,835	21.31%
FDIC insurance		1,342	1,131	18.66%
Data processing		1,354	1,328	1.96%
Administrative expenses		929	922	0.76%
Computer software intangible impairment		19,721	—	100.00%
Other operating expenses		5,844	3,275	78.44%
Total non-interest expense	$	72,967 $	45,616	59.96%

Non-interest expense increased $27.4 million or 60.0% to $73.0 million for the year ended December 31, 2024 from $45.6 million for the year ended December 31, 2023 primarily as a result of the impairment of the computer software intangible of $19.7 million, increases in salary and employee benefits of $2.2 million, outside services of $1.6 million, and furniture and equipment expenses of $849,000. Management performed an impairment analysis on the computer software intangible asset during the three months ended December 31, 2024 and determined that the intangible had become fully impaired, which led to a charge of $19.7 million to the income statement. Salaries and employee benefits expense increased by $2.2 million to $30.5 million for the year ended December 31, 2024 from $28.3 million for the year ended December 31, 2023 primarily as a result of increasing our personnel team members by 18 employees. Outside services increased $1.6 million, or 77.4%, to $3.6 million for the year ended December 31, 2024 from $2.0 million for the year ended December 31, 2023. Furniture and equipment expenses increased $849,000, or 30%, to $3.6 million for the year ended December 31, 2024 from $2.8 million for the year ended December 31, 2023. Many of the non-interest expense categories remain consistent for the year ended December 31, 2024 compared to the year ended December 31, 2023 as management continues to exercise judicious expense controls.

Discussion of non-interest expense for the year ended December 31, 2022 has been omitted as such discussion was provided in Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," under the heading "Non-Interest Expense" in the Company's Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 23, 2023, and is incorporated herein by reference.

Income Tax Expense

Income tax expense decreased $10.2 million or 162.9%, to a tax benefit of $3.9 million for the year ended December 31, 2024 from a tax expense of $6.2 million for the year ended December 31, 2023. The decrease in federal income tax expense for the year ended December 31, 2024 compared to the same period a year earlier was driven by a net loss recorded for the year ended December 31, 2024 due to the decline in net interest income given the impact of the highly competitive deposit interest rate environment and the impairment of the computer software intangible asset. For the year ended December 31, 2024, the Bank had an effective tax benefit rate of 28.2%, compared to effective federal tax rate of 19.0% for the year ended December 31, 2023.

Discussion of income tax expense for the year ended December 31, 2022 has been omitted as such discussion was provided in Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," under the heading "Income Tax Expense" in the Company's Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 23, 2023, and is incorporated herein by reference.

Avenu, a division of MainStreet Bank

Analysis of Results of Operations for the Year Ended December 31, 2024

Net Income

Refer to Note 26 for detailed segment reporting tables for the Financial Technology division of MainStreet Bank for the periods indicated. All amounts set forth are included in the Results of Operations for the Year Ended December 31, 2024 and 2023 for MainStreet Bancshares, Inc. unless indicated otherwise.

Comparison of Statements of Financial Condition at December 31, 2024 and at December 31, 2023

Total Assets

Total assets increased $192.7 million, or 9.5%, to $2.2 billion at December 31, 2024 from $2.0 billion at December 31, 2023. The increase was primarily the result of increases of $107.9 million in gross loans receivable, $93.2 million in cash and cash equivalents, $8.4 million in other assets, and $6.3 million in restricted securities. These increases were offset by a decrease in available-for-sale and held-to-maturity securities of $5.4 million and a decrease of $19.7 million in computer software, due to the impairment charges taken on the computer software intangible asset.

Investment Securities

We use our securities portfolio to provide a source of liquidity, provide an appropriate return on funds invested, manage interest rate risk, meet collateral requirements, assist in achieving Community Reinvestment Act (CRA) objectives, and meet regulatory capital and liquidity requirements. Our investment policy is established and reviewed annually by the Board of Directors. We are permitted under federal law to invest in various types of liquid assets, including United States Government obligations, securities of various federal agencies and of state and municipal governments, mortgage-backed securities, time deposits of federally insured institutions, subordinated debt of other financial institutions, equity securities, certain bankers' acceptances and federal funds.

Our investment objectives are to maintain high asset quality, to provide and maintain liquidity, to establish an acceptable level of interest rate and credit risk, to provide an alternate source of low-risk investments when demand for loans is weak and to generate a favorable return. The Board of Directors has the overall responsibility for the investment portfolio, including approval of our investment policy. The Board of Directors is also responsible for implementation of the investment policy and monitoring investment performance. The Board of Directors reviews the status of the investment portfolio on a quarterly basis, or more frequently if warranted.

Generally accepted accounting principles require that, at the time of purchase, we designate a security as held-to-maturity, available-for-sale, or trading, depending on our ability and intent to hold such security. Debt securities available-for-sale are reported at fair value, while debt securities held-to-maturity are reported at amortized cost. We do not maintain a trading portfolio. Establishing a trading portfolio would require specific authorization by the Board of Directors.

The total investment securities portfolio, including both investment securities available-for-sale and investment securities held-to-maturity, was $71.8 million at December 31, 2024, a decrease of $5.4 million compared with December 31, 2023. At December 31, 2024, the investment securities portfolio includes $55.7 million of investment securities available-for-sale and $16.1 million of investment securities held-to-maturity compared to $59.9 million of investment securities available-for-sale and $17.3 million of investment securities held-to-maturity at December 31, 2023.

The Company did not sell any securities within the investment portfolio during the year ended December 31, 2024 or 2023.

For available-for-sale securities, management evaluates all investments in an unrealized loss position on a quarterly basis, and more frequently when economic or market conditions warrant such evaluation. If the Company has the intent to sell the security, or it is more likely than not that the Company will be required to sell the security, the security is written down to fair value, and the entire loss is recorded in earnings.

Portfolio Maturities and Yields. The composition and maturities of the investment securities portfolio at December 31, 2024, are summarized in the following table. Maturities are based on the final contractual payment date, and do not reflect the effect of scheduled principal repayments, prepayments, or early redemptions that may occur. Adjustable-rate mortgage-backed securities are included in the period in which interest rates are next scheduled to adjust. The Company does invest in both taxable and non-taxable municipal securities. No material changes occurred in the non-taxable security portfolio for the year ended December 31, 2024.

	One Year or Less		More than One Year through Five Years		More than Five Years through Ten Years		More than Ten Years		Total		
	Amortized Cost	Weighted Average Yield (1)	Amortized Cost	Weighted Average Yield (1)	Amortized Cost	Weighted Average Yield (1)	Amortized Cost	Weighted Average Yield (1)	Amortized Cost	Fair Value	Weighted Average Yield (1)
					(Dollars in thousands)						
Securities available-for-sale:											
Collateralized Mortgage Securities	$ —	—	$ —	—	$ 630	2.70%	$ 20,668	1.75%	$ 21,298	$17,193	1.78%
Subordinated Debt	—	—	—	—	8,971	3.74%	—	—	8,971	7,907	3.74%
Preferred Stock	—	—	—	—	—	—	453	8.25%	453	453	8.25%
Municipal Securities											
Taxable	1,000	3.42%	—	—	1,425	1.55%	8,198	2.45%	10,623	8,201	2.42%
Tax-exempt	—	—	—	—	3,404	4.52%	18,620	3.39%	22,024	19,621	3.57%
U.S. Government Agencies	—	—	—	—	—	—	2,392	6.81%	2,392	2,372	6.81%
Total	$ 1,000	3.42%	$ —	—	$ 14,430	3.66%	$ 50,331	2.77%	$ 65,761	$55,747	2.98%
Securities held-to-maturity:											
Municipal Securities											
Tax-exempt	$ 370	3.16%	$ 3,517	4.12%	$ 3,945	4.22%	$ 5,746	4.15%	$ 13,578	$13,379	4.14%
Subordinated Debt	—	—	500	9.10%	2,000	5.38%	—	—	2,500	2,486	6.12%
Total	$ 370	3.16%	$ 4,017	4.74%	$ 5,945	4.61%	$ 5,746	4.15%	$ 16,078	$15,865	4.44%

(1) Weighted average yields are reported on a taxable equivalent basis using the statutory federal corporate tax rate of 21%. Weighted average yield is calculated as the tax-equivalent yield on a pro rata basis for each security based on its relative amortized cost.

Loan Portfolio

Our primary source of income is derived from interest earned on loans. Our loan portfolio consists of loans secured by real estate as well as commercial business loans and consumer loans, substantially all of which are secured by corresponding deposits at the Bank. Our loan customers primarily consist of small- to medium-sized businesses, professionals, real estate investors, small residential builders and individuals. Our owner occupied and investment commercial real estate loans, residential construction loans and commercial business loans provide us with higher risk-adjusted returns, shorter maturities and more sensitivity to interest rate fluctuations, and are complemented by our relatively lower risk residential real estate loans to individuals. Our lending activities are principally directed to our market area consisting of the Washington, D.C. and Northern Virginia metropolitan areas.

Loan Portfolio Maturities and Yields. The following table summarizes the scheduled repayments of our loan portfolio at December 31, 2024. Demand loans, having no stated repayment schedule or maturity, and overdraft loans are reported as being due in one year or less. Maturities are based on the final contractual payment date and do not reflect the impact of prepayments and scheduled principal amortization.

	\	\	As of December 31, 2024			
	Single-Family	Multi-Family	Farmland	Owner Occupied	Non-owner Occupied	
			(In thousands)			
Amounts due in:						
One year or less	$ 23,947	$ 57,804	$ —	$ 1,836	$ 113,413	
After one year through two years	16,175	466	—	30,179	49,342	
After two years through three years	12,853	36,397	—	16,123	64,707	
After three years through five years	40,634	77,686	—	87,978	119,955	
After five years through ten years	98,987	61,254	71	213,346	193,094	
After ten years through fifteen years	887	1,277	169	7,118	19,545	
After fifteen years	10,874	—	—	1,144	—	
Total	$ 204,357	$ 234,884	$ 240	$ 357,724	$ 560,056	

	Construction and Land Development	Commercial and Industrial	Consumer	Total Loan Portfolio Maturities
		(In thousands)		
Amounts due in:				
One year or less	$ 153,695	$ 27,918	$ 667	$ 379,280
After one year through two years	37,603	5,924	483	140,172
After two years through three years	17,641	5,092	134	152,947
After three years through five years	100,708	12,977	184	440,122
After five years through ten years	43,835	16,947	106	627,640
After ten years through fifteen years	39,903	8,081	—	76,980
After fifteen years	—	5,839	—	17,857
Total	$ 393,385	$ 82,778	$ 1,574	$ 1,834,998

The following table sets forth our fixed and adjustable-rate loans at December 31, 2024, that are contractually due after December 31, 2024.

	Due After December 31, 2024		
	Fixed Rates	Adjustable Rates	Total
	(In thousands)		
Residential real estate:			
Single family	$ 103,983	$ 100,374	$ 204,357
Multifamily	134,676	100,208	234,884
Farmland	240	—	240
Commercial real estate:			
Owner occupied	161,055	196,669	357,724
Non-owner occupied	217,037	343,019	560,056
Construction and land development	94,806	298,579	393,385
Commercial – non-real estate:			
Commercial and industrial	47,476	35,302	82,778
Consumer – non-real estate:			
Unsecured	343	—	343
Secured	1,151	80	1,231
Totals	$ 760,767	$ 1,074,231	$ 1,834,998

The following table shows our loan originations, participations, purchases, sales and repayment activities for the periods indicated.

	Years Ended December 31,	
	2024	2023
	(In thousands)	
Total loans at beginning of year:	$ 1,727,091	$ 1,599,592
Loans originated:		
Real estate loans:		
Residential real estate:		
Single family	28,067	63,096
Multifamily	15,032	43,884
Farmland	106	—
Commercial real estate:		
Owner occupied	39,131	70,900
Non-owner occupied	104,372	56,385
Construction and land development	158,831	189,132
Commercial – non-real estate:		
Commercial and industrial	27,957	23,879
Consumer – non-real estate:		
Unsecured	343	271
Secured	209	81
Total loans originated:	374,048	447,628
Loan principal repayments:		
Principal repayments	266,141	320,129
Net loan activity	107,907	127,499
Total loans at the end of year	$ 1,834,998	$ 1,727,091

Loans, net of unearned income, totaled $1.8 billion at December 31, 2024, an increase of $107.9 million from December 31, 2023. The increase in total loans was primarily driven by growth in the overall loan portfolio, with increases in commercial real estate for owner occupied and non-owner occupied segments as well as in commercial and industrial credits. Owner occupied loans had a balance of $357.7 million at December 31, 2024 compared to $282.1 million at December 31, 2023, for a net increase of $75.7 million. Non-owner occupied loans had a balance of $560.1 million at December 31, 2024 compared to $461.8 million at December 31, 2023, for a net increase of $98.3 million. Commercial and industrial loans had a balance of $82.8 million at December 31, 2024 compared to $75.4 million at December 31, 2023, for a net increase of $7.4 million.

A significant portion of the loan portfolio consists of commercial, construction and commercial real estate loans, primarily made in the Washington, D.C. metropolitan area and secured by real estate or other collateral in that market. Although these loans are made to a diversified pool of unrelated borrowers across numerous businesses, adverse developments in the Washington, D.C. metropolitan real estate market could have an adverse impact on this portfolio of loans and the Company's income and financial position. While our basic market area is the Washington, D.C. metropolitan area, the Bank has made loans outside that market area where the applicant is an existing customer, and the nature and quality of such loans was consistent with the Company's lending policies.

The Company has a limited amount of credit exposure to government contractors in the Washington, D.C. metropolitan area. Below is a schedule that outlines the credit exposure to businesses with government contracts by structure type as of December 31, 2024. The line of credit balances consist of asset based lines of credits on billed receivables, which are receivables for work that has been completed and invoiced to the government or the prime contractor. Ongoing monitoring of the lines of credit include receiving borrowing base certificates monthly on the billed receivables amount. Since December 31, 2024, we have strengthened the monitoring of these lines of credit to fully verify the billed receivables amount each time funds are advanced. Term debt is secured by a combination of business assets and additional real estate collateral.

Government Contracting Credit Exposures as of December 31, 2024
(Dollars in thousands)

	Principal Balance	Line/Term Commitment	Availability	Number of Relationships	Number of Relationships with Balances
Line of Credit	$ 16,733	$ 76,038	$ 59,305	30	13
Term Debt Exposure	1,445	1,445	—	2	2
Total Exposure	$ 18,178	$ 77,483	$ 59,305	32	15

The federal banking Agencies issued guidance in 2006 which addresses institutions' with increased concentrations of commercial real estate (CRE) loans. The guidance does not establish specific CRE lending limits; rather, it promotes sound risk management practices and appropriate levels of capital that will enable institutions to continue to pursue CRE lending in a safe and sound manner. In developing this guidance, the Agencies recognized that different types of CRE lending present different levels of risk, and that consideration should be given to the lower risk profiles and historically superior performance of certain types of CRE, such as well-structured multifamily housing finance, when compared to others, such as speculative office space construction. As discussed under "CRE Concentration Assessments," institutions are encouraged to segment their CRE portfolios to acknowledge these distinctions for risk management purposes. The guidance focuses on those CRE loans for which the cash flow from the real estate is the primary source of repayment rather than loans to a borrower for which real estate collateral is taken as a secondary source of repayment or through an abundance of caution. Thus, for the purposes of the guidance, CRE loans include those loans with risk profiles sensitive to the condition of the general CRE market (for example, market demand, changes in capitalization rates, vacancy rates, or rents). CRE loans are land development and construction loans (including 1- to 4-family residential and commercial construction loans) and other land loans. CRE loans also include loans secured by multifamily property, and nonfarm nonresidential property where the primary source of repayment is derived from rental income associated with the property (that is, loans for which 50 percent or more of the source of repayment comes from third party, nonaffiliated, rental income) or the proceeds of the sale, refinancing, or permanent financing of the property. Excluded from the scope of this Guidance are loans secured by nonfarm nonresidential properties where the primary source of repayment is the cash flow from the ongoing operations and activities conducted by the party, or affiliate of the party, who owns the property.

As part of their ongoing supervisory monitoring processes, the Agencies use certain criteria to identify institutions that are potentially exposed to significant CRE concentration risk. An institution that has experienced rapid growth in CRE lending, has notable exposure to a specific type of CRE, or is approaching or exceeds the following supervisory criteria may be identified for further supervisory analysis of the level and nature of its CRE concentration risk:

1. Total reported loans for construction, land development, and other land represent 100 percent or more of the institution's total risk-based capital; or

2. Total commercial real estate loans as defined in this guidance represent 300 percent or more of the institution's total risk-based capital, and the outstanding balance of the institution's commercial real estate loan portfolio has increased by 50 percent or more during the prior 36 months.

The Agencies use the criteria as a preliminary step to identify institutions that may have CRE concentration risk. Because regulatory reports capture a broad range of CRE loans with varying risk characteristics, the supervisory monitoring criteria do not constitute limits on an institution's lending activity but rather serve as high-level indicators to identify institutions potentially exposed to CRE concentration risk.

The Company holds a concentration in commercial real estate loans. The Board has set a risk tolerance level of 150% and 375% of consolidated risk-based capital for construction, land development and other land loans and commercial real estate loans. As of December 31, 2024, construction, land development and other land loans represented 131.9% of consolidated risk-based capital. Total commercial real estate loans as defined by the Agency guidance represented 393.8% of consolidated risk-based capital. During the prior 36 months, the Company has experienced an increase in its commercial real estate portfolio by 72%. The Company has temporarily exceeded the target level for the commercial real estate segment and is working quickly to bring this segment back within the Board tolerance level.

The management team has extensive experience in underwriting commercial real estate loans and has implemented and continues to maintain heightened risk management procedures and strong underwriting criteria with respect to its commercial real estate portfolio. The Board of Directors has established internal maximum limits on CRE as an asset class overall as well as sub limits within CRE by property class, to better manage and control the exposure to property classes during periods of changing economic conditions. The Board of Directors also has minimum targets for regulatory capital ratios that are in excess of well capitalized ratios.

Our risk management process begins with a robust underwriting program. The underwriting and risk rating of all loans is completed by an underwriting team that is independent of the originating lender(s). The underwriting analysis of commercial real estate loans includes pre-origination stress testing utilizing the portfolio stress testing methods to fully understand the potential exposure before we originate the credit. Once originated, each loan receives ongoing quarterly stress tests to evaluate the risk profile over the life of the credit.

We stress test earning assets on a quarterly basis and measure the results against the Bank's risk-based capital. For commercial loans, residential real estate loans, owner-occupied commercial real estate loans and consumer installment loans, we multiply the total outstanding amount for each loan category by our highest quarter historical loss for that category as a surrogate in order to calculate a stressed loss.

For our non-owner occupied commercial real estate loans, we use three separate methodologies in our stress test. If a property fails more than one of the three tests, we extend the test with the highest exposure value and add an additional 10% for selling costs.

- An immediate and sustained 3.0% increase in interest rates,

- An immediate and sustained 5.0% increase in vacancy rates, and

- An immediate and sustained 2.0% change in the capitalization rate, or "cap rate."

We stress test the construction lending portfolio by applying exponential discounting (using a "k factor" of 2) to each project based upon its percentage of completion. The project is stressed using the as-is and as-complete appraised values and assumes 10% selling costs.

For all other loans, we utilize the Bank's historic loss rates or if not available, the average loss rates of UBPR Group 4 banks, for bank owned life insurance we utilize default rates from S&P Global ratings, and for securities we obtain an independent fair market value and if it is less than the book value, we subtract the fair market value from the book value to determine the stress loss. The following table shows the Company's earning assets and the results of the stress test performed for the periods indicated.

| | December 31, 2024 | | |
| | Outstanding Balance | Stress Test Results (1) | Stressed Loss Percent |
	(Dollars in thousands)		
Earning Asset Component			
Construction	$ 393,385	$ (5,625)	(1.43)%
Non-Owner Occupied CRE	794,940	(10,793)	(1.36)%
All Other Loans	646,673	(20,766)	(3.21)%
HTM Securities	$ 16,078	(169)	(1.05)%
AFS Securities	65,761	(7,711)	(11.73)%
Swap Portfolio	—	—	—
Bank Owned Life Insurance	39,507	(39)	(0.10)%
Total	$ 1,956,344	$ (45,103)	(2.31)%

(1) Net tax effective loss at the statutory rate of 21%

| | December 31, 2023 | | |
| | Outstanding Balance | Stress Test Results (1) | Stressed Loss Percent |
	(Dollars in thousands)		
Earning Asset Component			

Construction	$ 429,637	$ (4,606)	(1.07)%
Non-Owner Occupied CRE	732,815	(7,635)	(1.04)%
All Other Loans	564,639	(11,994)	(2.12)%
HTM Securities	$ 17,275	(88)	(0.51)%
AFS Securities	69,665	(7,478)	(10.73)%
Swap Portfolio	—	—	—
Bank Owned Life Insurance	38,318	(39)	(0.10)%
Total	$ 1,852,349	$ (31,840)	(1.72)%

(1) Net tax effective loss at the statutory rate of 21%

The total estimated stress test loss is deducted from capital and we recalculate the capital ratios. As shown in the tables below, as of December 31, 2024, and 2023 the post-stress capital ratios well exceed our Board target ratios as well as Agency minimums (with buffer).

December 31, 2024 Bank Capital Adequacy Ratios Pre- and Post-Stress (Tax-Effective)

	Well Capitalized with Buffer	Bank Minimum Target	As of December 31, 2024	Post Stress, Low Estimate	Post Stress, High Estimate
Leverage Ratio	5.00%	7.50%	12.08%	10.62%	10.44%
Total Risk-Based Capital	10.00%	11.50%	15.69%	13.92%	13.71%
Tier 1 Risk-Based Capital	8.00%	9.50%	14.64%	12.87%	12.66%
Common Equity Tier 1 Risk-Based Capital	6.50%	8.00%	14.64%	12.47%	12.26%

December 31, 2023 Bank Capital Adequacy Ratios Pre- and Post-Stress (Tax-Effective)

	Well Capitalized with Buffer	Bank Minimum Target	As of December 31, 2023	Post Stress, Low Estimate	Post Stress, High Estimate
Leverage Ratio	5.00%	7.50%	14.66%	13.74%	13.59%
Total Risk-Based Capital	10.00%	11.50%	17.18%	16.17%	16.00%
Tier 1 Risk-Based Capital	8.00%	9.50%	16.22%	15.20%	15.04%
Common Equity Tier 1 Risk-Based Capital	6.50%	8.00%	16.22%	14.79%	14.62%

The Company employs an external loan review firm to conduct ongoing reviews of the loan portfolio. During the year ended December 31, 2024, the independent external loan review firm reviewed approximately 70% of the entire portfolio by outstanding dollar balance. The external review did not identify any material underwriting or ongoing portfolio management concerns.

The following two tables break down the December 31, 2024 and December 31, 2023 non-owner occupied CRE portfolio balances by showing the current balance in each sub-category and location. The tables also display very favorable weighted average interest rates and weighted average loan-to-values for both periods. The weighted average occupancy percentages are also broadly favorable for both periods.

December 31, 2024
(Dollars in thousands)

Non-Owner Occupied CRE (2)	DC	MD	VA	Other	Total	Weighted Average Rate	Weighted Average Loan-to-Value (1)	Weighted Average Occupancy %
			Location					
Multifamily	$224,848	$ 3,025	$ 7,011	$ —	$ 234,884	6.06%	66%	73%
Office:								
Mixed use	11,766	2,676	3,581	—	18,023	9.97%	68%	35%
Medical	—	22,169	15,395	431	37,995	5.61%	63%	69%
Office	—	1,892	2,778	—	4,670	5.57%	59%	94%
Office to Residential Conversion	—	—	32,136	—	32,136	9.50%	52%	85%
Hospitality	28,797	75,504	98,352	—	202,653	5.93%	64%	-- (3)
Retail/Commercial	79,770	41,892	107,605	9,156	238,423	6.13%	60%	75%
Industrial	—	14,801	5,521	5,834	26,156	6.29%	59%	87%
Total Non-Owner Occupied CRE	$345,181	$161,959	$272,379	$15,421	$ 794,940	6.19%	62%	67%
Construction and Land Development								
Multifamily	$ 91,424	$ —	$ 13,386	$15,000	$ 119,810	7.32%	64%	N/A
1-4 family	71,234	—	63,430	—	134,664	8.32%	57%	N/A
Retail/Commercial	19,534	—	—	—	19,534	7.15%	63%	N/A
Industrial	37,467	—	980	—	38,447	5.85%	57%	N/A
Mixed use	12,705	—	—	—	12,705	7.95%	58%	N/A
Other	247	21,135	23,815	23,028	68,225	7.90%	37%	N/A
Total Construction and Land Development	232,611	21,135	101,611	38,028	393,385	7.73%	56%	N/A
Total Construction, Land Development, and Non-Owner Occupied CRE	$577,792	$183,094	$373,990	$53,449	$1,188,325	6.73%	60%	N/A

(1) Loan-to-value is based on maximum potential outstanding at time of origination
(2) Non-owner occupied includes multifamily call code 1D
(3) Hospitality occupancy rates rely on individual STR data

December 31, 2023
(Dollars in thousands)

Non-Owner Occupied CRE (2)	Location					Weighted Average Rate	Weighted Average Loan-to-Value (1)	Weighted Average Occupancy %
	DC	MD	VA	Other	Total			
Multifamily	$246,153	$ 7,357	$ 17,530	$ —	$ 271,040	6.27%	64%	81%
Office:								
Mixed use	9,445	2,729	4,395	—	16,569	6.65%	36%	87%
Medical	—	22,428	15,297	499	38,224	5.61%	43%	69%
Office	—	1,892	6,386	—	8,278	6.64%	43%	87%
Office to Residential Conversion	—	—	21,550	—	21,550	9.50%	48%	85%
Hospitality	—	60,530	73,677	—	134,207	6.77%	60%	-- (3)
Retail/Commercial	60,133	42,084	94,400	11,977	208,594	6.06%	44%	80%
Industrial	753	14,007	7,809	6,015	28,584	7.29%	63%	96%
Other	—	—	—	5,769	5,769	6.00%	60%	0%
Total Non-Owner Occupied CRE	$316,484	$151,027	$241,044	$24,260	$ 732,815	6.46%	57%	71%
Construction and Land Development								
Multifamily	$103,608	$ —	$ 11,060	$14,563	$ 129,231	8.44%	62%	N/A
1-4 family	95,764	—	54,947	—	150,711	8.99%	63%	N/A
Office	1,328	—	—	—	1,328	5%	79%	N/A
Retail/Commercial	17,798	—	—	—	17,798	9.13%	72%	N/A
Raw land	—	3,690	15,457	8,000	27,147	8.00%	36%	N/A
Hospitality	—	7,070	—	—	7,070	9.50%	63%	N/A
Industrial	25,110	—	1,477	7,458	34,045	7.27%	51%	N/A
Mixed use	9,511	—	15,730	—	25,241	9.17%	68%	N/A
Other	1,757	23,081	12,228	—	37,066	9.00%	54%	N/A
Total Construction and Land Development	254,876	33,841	110,899	30,021	429,637	8.66%	60%	N/A
Total Construction, Land Development, and Non-Owner Occupied CRE	$571,360	$184,868	$351,943	$54,281	$1,162,452	7.39%	60%	N/A

(1) Loan-to-value is based on maximum potential outstanding at time of origination
(2) Non-owner occupied includes multifamily call code 1D
(3) Hospitality occupancy rates rely on individual STR data

The Company also underwrites and originates owner-occupied commercial real estate loans. These loans are typically term loans made to support properties that rely upon the operations of the business occupying the property for repayment. The Agencies specifically excluded owner-occupied commercial real estate from their concentration guidance, as the primary source of repayment is the cash flow from the ongoing operations and activities conducted by the party, or affiliate of the party, who owns the property.

The following two tables depict a well-diversified portfolio of owner-occupied commercial real estate as of December 31, 2024 and December 31, 2023. The properties are distributed nicely among the Company's footprint. This loan segment continues to perform very well and is supported by strong loan-to-values (LTVs). The following table sets forth our owner-occupied CRE portfolio by the business industry groups that occupy the properties for the periods indicated.

December 31, 2024
(Dollars in thousands)

Owner Occupied CRE	DC	MD	Location VA	Other	Total	Weighted Average Rate	Weighted Average Loan-to-Value (1)
Accommodation and food services	$ 18,669	$ 2,921	$ 10,775	$ 10,853	$ 43,218	5.89%	72%
Administrative and support	—	4,500	4,716	—	9,216	5.53%	56%
Arts and recreation	—	—	36,517	—	36,517	5.73%	62%
Construction services	14,947	4,003	15,688	37	34,675	5.39%	76%
Education services	27,856	—	5,660	—	33,516	5.98%	59%
Health care	4,697	17,488	15,275	135	37,595	6.92%	65%
Information	—	—	4,365	—	4,365	4.36%	50%
Manufacturing	—	—	4,701	—	4,701	4.02%	53%
Religious and other	6,027	16,646	66,173	931	89,777	6.18%	69%
Professional, scientific, tech services	2,845	—	5,577	—	8,422	6.31%	73%
Real estate and rental leasing	738	3,701	3,705	—	8,144	6.27%	70%
Retail trade	866	10,564	25,439	2,604	39,473	5.85%	69%
Wholesale trade	—	165	915	7,025	8,105	5.94%	73%
Total Owner Occupied CRE	$ 76,645	$ 59,988	$ 199,506	$ 21,585	$ 357,724	5.95%	68%

(1) Loan-to-value is based on maximum potential outstanding at time of origination

December 31, 2023
(Dollars in thousands)

Owner Occupied CRE	DC	MD	Location VA	Other	Total	Weighted Average Rate	Weighted Average Loan-to-Value (1)
Accommodation and food services	$ 17,925	$ 2,995	$ 12,186	$ 5,605	$ 38,711	5.68%	69%
Administrative and support	—	4,500	4,557	—	9,057	5.49%	56%
Arts and recreation	—	—	37,127	—	37,127	6.14%	62%
Construction services	5,173	4,035	16,278	—	25,486	5.23%	73%
Education services	29,169	—	5,581	—	34,750	5.86%	61%
Health care	4,810	993	16,836	139	22,778	5.43%	76%
Manufacturing	—	—	6,218	—	6,218	5.33%	91%
Religious and other	6,141	8,047	32,305	946	47,439	5.78%	66%
Professional, scientific, tech services	2,908	—	10,474	—	13,382	5.06%	75%
Real estate and rental leasing	—	2,281	1,168	—	3,449	6.55%	62%
Retail trade	894	6,692	25,249	2,670	35,505	5.83%	69%
Wholesale trade	—	184	837	7,129	8,150	5.98%	73%
Total Owner Occupied CRE	$ 67,020	$ 29,727	$ 168,816	$ 16,489	$ 282,052	5.73%	68%

(1)Loan-to-value is based on maximum potential outstanding at time of origination

The risk profile of real estate properties within our market can vary depending upon location. Therefore, we have disaggregated our stress testing of construction projects further by segmenting the loans into two groupings, those inside a 15-mile radius of Washington, D.C. and those outside that radius. For example, during the 2009 recession, the peak-to-trough drop in property values inside the beltway was less than 10% (CoreLogic, 2019). The Board determined that loans made inside a 15-mile radius of Washington, D.C. carry less geographic risk than those made outside of that radius.

The graphic below is a geopoint map that depicts all construction loans, non-owner occupied CRE loans, and owner-occupied CRE loans, with a majority of all loan types concentrated within a 15-mile radius of Washington, D.C.



Asset Quality

The Company's asset quality remained strong during the year ended December 31, 2024. Nonperforming assets, which includes nonaccrual loans, accruing loans 90 days past due, and other real estate owned totaled $21.7 million at December 31, 2024, and $1.0 million at December 31, 2023.

A loan's past due status is based on the contractual due date of the most delinquent payment due. All loans which are 30 or more days past due at the end of the month are reported to the Board of Directors. Commercial loans are generally placed on nonaccrual status when the collection of principal or interest is 90 days or more past due, or earlier, if collection is uncertain based on an evaluation of the net realizable value of the collateral and the financial strength of the borrower. Consumer loans are generally placed on nonaccrual status when the collection of principal or interest is 120 days or more past due, or earlier, if collection is uncertain based on an evaluation of the net realizable value of the collateral and the financial strength of the borrower. Loans greater than 90 days past due may remain on accrual status if management determines it has adequate collateral to cover the principal and interest. For those loans that are carried on nonaccrual status, payments are first applied to principal outstanding. A loan may be returned to accrual status if the borrower has demonstrated a sustained period of repayment performance in accordance with the contractual terms of the loan and there is reasonable assurance the borrower will continue to make payments as agreed.

The Company may identify loans for potential restructure primarily through direct communication with the borrower and evaluation of the borrower's financial statements, revenue projections, tax returns, and credit reports. Even if the borrower is not presently in default, management will consider the likelihood that cash flow shortages, adverse economic conditions and negative trends may result in a payment default in the near future.

As a percentage of total assets, nonperforming assets were 0.97% at December 31, 2024, compared with 0.05% at December 31, 2023. As of December 31, 2024, the Company had $21.7 million in loans on nonaccrual status. During the last quarter of the year ended December 31, 2024, nonperforming assets trended positively with loans on nonaccrual status decreasing by $6.7 million or 23.5%.

See Note 1, Organization, Basis of Presentation, and Impact of Recently Issued Accounting Pronouncements and Note 5, Allowance for Credit Losses, in Notes to Consolidated Financial Statements for further information on the Company's credit grade categories, which are derived from standard regulatory rating definitions.

The following table summarizes asset quality information at December 31, 2024, and December 31, 2023.

	December 31, 2024	December 31, 2023
	(Dollars in thousands)	
Non-accrual loans:		
Residential real estate		
Single family	$ 1,162	$ 851
Commercial real estate		
Non-owner occupied	11,160	—
Construction & Land Development	4,235	—
Commercial non-real estate		
Commercial and industrial	5,093	149
Total non-accrual loans	21,650	1,000
Loans greater than 90 days past due and still accruing:		
Consumer non real estate - secured	—	4
Total non-performing loans	21,650	1,004
Total non-performing assets	$ 21,650	$ 1,004
Ratios:		
Total non-performing loans to gross loans receivable	1.18%	0.06%
Total non-performing loans to total assets	0.97%	0.05%
Total non-accrual loans to gross loans receivable	1.18%	0.05%

Interest income that would have been recorded for the years ended December 31, 2024 and 2023 had non-accruing loans been current according to their original terms was $1.9 million and $133,092, respectively.

Occasionally, the Company modifies loans by providing principal forgiveness on certain of its real estate loans. When principal forgiveness is provided, the amortized cost basis of the asset is written off against the allowance for credit losses. The amount of the principal forgiveness is deemed to be uncollectible; therefore, that portion of the loan is written off, resulting in a reduction of the amortized cost basis and a corresponding adjustment to the allowance for credit losses.

In some cases, the Company will modify a certain loan by providing multiple types of concessions. Typically, one type of concession, such as a term extension, is granted initially. If the borrower continues to experience financial difficulty, another concession, such as principal forgiveness, may be granted.

The Company further describes loans that were modified during the year ended December 31, 2024 in Note 5 of Notes to Consolidated Financial Statements.

Analysis and Determination of the Allowance for Credit Loss on Loans. The allowance for credit losses on loans is maintained at a level which, in management's judgment, is adequate to absorb probable and estimable future credit losses in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectability of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific individually evaluated loans, and current and future economic conditions. Allowances for individually evaluated loans are generally determined based on collateral values. Because of uncertainties associated with regional economic conditions, collateral values, and future cash flows on individually evaluated loans, it is reasonably possible that management's estimate of probable credit losses inherent in the loan portfolio and the related allowance may change materially in the near-term. The allowance is increased by a provision for credit losses on loans which is charged to expense and reduced by full and partial charge-offs, net of recoveries. Changes in the allowance relating to individually evaluated loans are charged or credited to the provision for credit losses on loans. Management's periodic evaluation of the adequacy of the allowance is based on various factors, including, but not limited to, management's ongoing review and grading of loans, facts and issues related to specific loans, historical loan losses on loan pools, the fair value of the underlying collateral, current and future economic conditions and other qualitative and quantitative factors which could affect potential credit losses. An integral part of their examination process, the Federal Reserve Board will periodically review our allowance for credit losses, and as a result of such reviews, we may have to adjust our allowance for credit losses.

On January 1, 2023, the Company adopted ASU 2016-13 Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, as amended, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (CECL) methodology. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities. It also applies to off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments) and net investments in leases recognized by the lessor in accordance with Topic 842 on leases. In addition, ASC 326 made changes to the accounting for available-for-sale debt securities. One such change is to require credit losses to be presented as an allowance rather than as a write-down on available-for-sale debt securities management does not intend to sell or believes that is not more likely than not they will be required to sell.

The Company adopted ASC 326 and all the subsequent amendments there to effective January 1, 2023 using the modified retrospective method for all financial assets measured at amortized cost, and off-balance-sheet credit exposures. Results for reporting periods beginning after January 1, 2023 are presented under ASC 326 while prior periods amounts continue to be reported in accordance with previously applicable GAAP. The Company recorded a net decrease to retained earnings of $1.7 million, net of taxes, as of January 1, 2023 for the cumulative effect of adopting ASC 326. The transition adjustment includes an increase in allowance for credit losses of $2.2 million and an increase in net deferred tax assets of $506,000.

See Note 1, Organization, Basis of Presentation, and Impact of Recently Issued Accounting Pronouncements and Note 5, Allowance for Credit Losses, in Notes to Consolidated Financial Statements for further information on the Company's adoption of ASC 326. The following table sets forth activity in our allowance for credit losses on loans for the periods indicated.

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
	(Dollars in thousands)	
Balance at beginning of year	$ 16,506	$ 14,114
Current expected credit losses, nonrecurring adoption	—	895
Charge-offs:		
Residential real estate	(132)	—
Commercial real estate	(740)	—
Construction	(3,684)	—
Commercial and industrial	(4)	(462)
Consumer	(9)	(6)
Total charge-offs	(4,569)	(468)
Recoveries:		
Residential real estate	—	7
Commercial and industrial	19	—
Consumer	9	15
Total recoveries	28	22
Net charge-offs	(4,541)	(446)
Provision for credit losses - loans	7,485	1,943
Balance at end of period	$ 19,450	$ 16,506
Ratios:		
Net charge offs to average loans outstanding	0.25%	0.03%
Allowance for credit losses on loans to non-performing loans at end of period	89.84%	16.44X
Allowance for credit losses on loans to gross loans at end of period	1.06%	0.96%

The following table summarizes our net charge-off activity by loan segment for the periods indicated.

	At December 31,											
	2024				2023				2022			
(Dollars in thousands)	Charge-offs	Recoveries	Net charge-offs	Net charge-offs to average loans	Charge-offs	Recoveries	Net charge-offs	Net charge-offs to average loans	Charge-offs	Recoveries	Net charge-offs	Net charge-offs to average loans
Real Estate:												
Residential	$ (132)	$ —	$ (132)	0.0%	$ —	$ 7	$ 7	0.0%	$ —	$ —	$ —	0.0%
Commercial	(740)	—	(740)	(0.1)%	—	—	—	0.0%	—	—	—	0.0%
Construction	(3,684)	—	(3,684)	(0.9)%	—	—	—	0.0%	—	—	—	0.0%
Commercial and industrial	(4)	19	15	0.0%	(462)	—	(462)	(0.5)%	—	—	—	0.0%
Consumer	(9)	9	—	0.0%	(6)	15	9	0.1%	(19)	—	(19)	(0.1)%
Total	$ (4,569)	$ 28	$ (4,541)	(0.3)%	$ (468)	$ 22	$ (446)	(0.0)%	$ (19)	$ —	$ (19)	(0.0)%

At December 31, 2024, our allowance for credit losses on loans represented 1.06% of total loans and we had $21.7 million in non-performing loans. The allowance for credit losses on loans increased to $19.5 million at December 31, 2024 from $16.5 million at December 31, 2023 as a direct result of loan growth and charge offs taken in 2024 as well as increasing qualitative factors within our model assumptions for increased levels of past dues and potential weaknesses in underlying collateral for certain asset classes. There were $4.5 million in net loan charge-offs and $446,000 in net loan charge-offs during the years ended December 31, 2024 and December 31, 2023, respectively.

Allocation of Allowance for Credit Losses on Loans. The following table sets forth the allowance for credit losses on loans allocated by loan category and the percent of the allowance in each category to the total allocated allowance on credit losses for loans at the dates indicated. The allowance for credit losses on loans allocated to each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance to absorb losses in other categories.

| | At December 31, | | | | | |
| | 2024 | | | 2023 | | |
(Dollars in thousands)	Allowance for Credit Losses - Loans	Percent of Allowance in Each Category to Total Allocated Allowance	Percent of Loans in Each Category to Total Loans	Allowance for Credit Losses - Loans	Percent of Allowance in Each Category to Total Allocated Allowance	Percent of Loans in Each Category to Total Loans
Residential Real Estate:						
Single family	$ 1,433	7.4%	11.1%	$ 1,510	9.1%	11.8%
Multifamily	1,045	5.4%	12.8%	1,084	6.6%	15.7%
Commercial Real Estate:						
Owner occupied	4,154	21.3%	19.5%	3,393	20.5%	16.3%
Non-owner occupied	7,167	36.8%	30.5%	5,495	33.3%	26.7%
Construction and Land Development	4,648	23.9%	21.4%	3,575	21.7%	24.9%
Commercial – Non Real Estate:						
Commercial and industrial	993	5.1%	4.5%	1,435	8.7%	4.4%
Consumer – Non Real Estate:						
Secured	10	0.1%	0.1%	14	0.1%	0.2%
Total	$ 19,450	100.0%	100.0%	$ 16,506	100.0%	100.0%

Funding Activities

Deposits are the primary source of funds for lending and investing activities and their cost is the largest category of interest expense. The Company also utilizes wholesale deposits as a funding source in addition to customer deposits. Scheduled payments, as well as prepayments, and maturities from portfolios of loans and investment securities also provide a stable source of funds. FHLB advances, other secured borrowings, federal funds purchased, and other short-term borrowed funds, as well as longer-term debt issued through the capital markets, all provide supplemental liquidity sources. The Company's funding activities are monitored and governed through the Company's asset/liability management process

Deposits

Total deposits increased by $221.7 million from December 31, 2023 to December 31, 2024. Wholesale deposits, which are included in the table below, totaled $468.1 million and $433.0 million at December 31, 2024, and December 31, 2023, respectively.

The following table presents the Company's average deposits segregated by major category for the years ended December 31, 2024 and December 31, 2023:

	At December 31,					
	2024			2023		
	Average Balance	Percent	Weighted Average Rate	Average Balance	Percent	Weighted Average Rate
			(Dollars in thousands)			
Deposit type:						
Interest-bearing demand	$ 181,109	10.1%	4.78%	$ 83,087	5.1%	2.15%
Money market	464,400	26.0%	4.61%	365,815	22.6%	3.73%
Savings and NOW	54,385	3.0%	1.39%	49,565	3.0%	1.10%
Time deposits	748,938	41.9%	4.99%	702,034	43.3%	3.83%
Interest-bearing deposits	1,448,832	81.0%	4.70%	1,200,501	74.0%	3.57%
Non-interest bearing demand	340,005	19.0%		421,177	26.0%	
Total deposits	$ 1,788,837	100.0%	3.81%	$ 1,621,678	100.0%	2.67%

The pronounced shift from non-interest bearing demand deposits into money market demand and time deposits was driven by market conditions emanating from the large-bank failures in the first half of 2023. In order for us to maintain the customer relationships, we needed to shift the deposits into accounts where we could provide excess FDIC insurance coverage. We also gained in money market demand and time deposits as customers brought additional funds into the Company.

The Company uses wholesale deposits as a funding source in addition to customer deposits. Wholesale deposits provide a diversified and stable source of funding during times of market volatility. As of December 31, 2024, the Company had $468.1 million of total wholesale deposit funding sources, an increase of $35.1 million compared to December 31, 2023, which totaled $433.0 million.

Given the interest rate environment and strategic initiatives, the Company replaced maturing lower yielding wholesale CDs with higher market rate CDs. Many replacement CDs include call options at our discretion if economic conditions change. The Company also utilized additional wholesale demand deposits to provide liquidity and more effectively balance our interest rate sensitivity. During the year ended December 31, 2024, total wholesale deposit funding accounted for approximately 28% of our interest expense.

The following table presents the Company's total wholesale deposit composition, concentrations, current rate and remaining duration, if applicable as of December 31, 2024 and December 31, 2023.

	As of December 31,							
	2024				**2023**			
(Dollars in thousands)								
Wholesale Money Market Deposits Accounts (MMDA)	**Balance**	**Percent %**	**Weighted Average Rate**	**Weighted Remaining Maturity (in months)**	**Balance**	**Percent %**	**Weighted Average Rate**	**Weighted Remaining Maturity (in months)**
Wholesale MMDAs	$100,334	21.4%	4.50%	N/A	$120,536	27.8%	5.75%	N/A
Wholesale Time Deposits								
Listing Service CDs (1)	25,231	5.4%	4.79%	13	34,481	8.0%	4.86%	5
Wholesale CDs:								
Term	220,357	47.1%	4.56%	7	148,906	34.4%	4.32%	7
Term with Call Option (2)	122,216	26.1%	5.12%	30	129,083	29.8%	5.22%	30
Total Wholesale CDs	342,573				277,989			
Total wholesale deposits	$468,138	100.0%			$433,006	100.0%		

(1) Listing service CDs are excluded from being classified as wholesale deposits, per FDIC call report instructions
(2) 80% of the CDs in this balance can be called as of December 31, 2024

Regulatory Defined Wholesale Deposits

Each quarter the Bank files a bank call report with the FDIC, which has a specific way it defines wholesale brokered deposits. As of December 31, 2024, the Company had $442.9 million of wholesale deposits outstanding, as defined by FDIC, an increase of $44.41 million from December 31, 2023. In addition, pursuant to rule 12 CFR 337.6(e), well-capitalized and well-rated institutions are not required to treat reciprocal deposits as wholesale deposits up to the lesser of 20 percent of their total liabilities or $5 billion. Reciprocal core deposits exceeding this threshold must be reported additionally as wholesale deposits for call report purposes only. As of December 31, 2024, the Company additionally reported $259.9 million in reciprocal deposits considered wholesale for call report purposes only, bringing regulatory defined wholesale deposits to $702.8 million as of December 31, 2024. As of December 31, 2024, all of the Company's reciprocal deposits were core deposits from customers who placed their deposits in the reciprocal network for additional FDIC insurance coverage.

At December 31, 2024, the Company had $779.6 million in total deposits in excess of the FDIC insurance limit of $250,000.

Certificates of deposit in amounts in excess of the FDIC insurance limit of $250,000 totaled approximately $457.4 million. The following table sets forth the maturity of these certificates as of December 31, 2024.

	December 31, 2024
	(In thousands)
Maturity period:	
Three months or less	$ 86,550
Over three through six months	102,470
Over six through twelve months	111,452
Over twelve months through three years	106,577
Over three years	50,377
Total	$ 457,426

The following table sets forth all of our time deposits classified by interest rate as of the dates indicated.

	At December 31,	
	2024	**2023**
	(In thousands)	
Interest Rate Range:		
0.01 – 0.99%	$ 1,324	$ 6,354
1.00 – 1.99%	1,073	71,544
2.00 – 2.99%	4,451	74,245
3.00 – 3.99%	59,296	40,392
4.00 – 4.99%	463,571	123,178
5.00 and greater	289,573	380,623
Total	$ 819,288	$ 696,336

The following table sets forth by interest rate ranges information concerning the maturities of our certificates of deposit as of December 31, 2024.

	Period to Maturity					**Percent of Total Certificate Accounts**
	Less Than or Equal to One Year	**More Than One to Two Years**	**More Than Two to Three Years**	**More Than Three Years**	**Total**	
	(Dollars in thousands)					
Interest Rate Range:						
0.01 – 0.99%	$ 1,290	$ 34	$ —	$ —	$ 1,324	0.2%
1.00 – 1.99%	882	152	39	—	1,073	0.1%
2.00 – 2.99%	3,573	710	138	30	4,451	0.5%
3.00 – 3.99%	22,712	32,793	464	3,327	59,296	7.2%
4.00 – 4.99%	399,875	53,204	—	10,492	463,571	56.6%
5.00 and greater	187,377	33,752	27,439	41,005	289,573	35.4%
Total	$ 615,709	$ 120,645	$ 28,080	$ 54,854	$ 819,288	100.0%

Borrowed Funds

We may obtain advances from the Federal Home Loan Bank of Richmond upon the security of the common stock we own in that bank and certain of our residential and commercial mortgage loans, provided certain standards related to creditworthiness have been met. These advances are made pursuant to several credit programs, each of which has its own interest rate and range of maturities. Federal Home Loan Bank advances are generally available to meet seasonal and other withdrawals of deposit accounts and to permit increased lending.

At December 31, 2024 and 2023, we were permitted to borrow up to an aggregate total of $544.8 million and $504.8 million, respectively, from the Federal Home Loan Bank of Richmond. There were Federal Home Loan Bank borrowings outstanding of $0 at December 31, 2024, and December 31, 2023, respectively. Additionally, as of December 31, 2024 and 2023 we had credit availability of $144.0 million and $114.0 million with correspondent banks for short-term liquidity needs, if necessary. Borrowings were $0 million and $15.0 outstanding at December 31, 2024 and 2023, respectively, under this facility.

Liquidity and Capital Resources

Liquidity is the ability of the Company to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities. Liquidity management involves maintaining the Company's ability to meet the day-to-day cash flow requirements of its customers, whether they are depositors wishing to withdraw funds or borrowers requiring funds to meet their credit needs. Without proper liquidity management, the Company would not be able to perform the primary function of a financial intermediary and would, therefore, not be able to meet the needs of the communities it serves.

The Company assesses liquidity needs on a daily basis using a sophisticated monitoring system that identifies daily sources and uses for a rolling 30-day period. The Company also assesses liquidity needs under various scenarios of market conditions, asset growth and changes in credit ratings. The assessment includes liquidity stress testing which measures various sources and uses of funds under the different scenarios. The assessment provides regular monitoring of unused borrowing capacity and available sources of contingent liquidity to prepare for unexpected liquidity needs and to cover unanticipated events that could affect liquidity.

The asset portion of the balance sheet provides liquidity primarily through unencumbered debt securities available-for-sale, loan principal and interest payments, maturities and prepayments of investment securities held-to-maturity and, to a lesser extent, sales of investment debt securities available-for-sale. Other short-term investments such as federal funds sold and maturing interest-bearing deposits with other banks, are additional sources of liquidity.

The liability portion of the balance sheet provides liquidity through various customers' interest-bearing and noninterest-bearing deposit accounts and through FHLB and other borrowings. Wholesale deposits, federal funds purchased, and other short-term borrowings are additional sources of liquidity and, basically, represent the Company's incremental borrowing capacity. These sources of liquidity are used as necessary to fund asset growth and meet short-term liquidity needs.

In addition to the Company's financial performance and condition, liquidity may be impacted by the Company's structure as a bank holding company that is a separate legal entity from the Bank. The Company requires cash for various operating needs that could include payment of dividends to its stockholders, the servicing of debt, and the payment of general corporate expenses. The primary source of liquidity for the Company is dividends paid by the Bank. Applicable federal and state statutes and regulations impose restrictions on the amount of dividends that may be paid by the Bank. In addition to the formal statutes and regulations, regulatory authorities also consider the adequacy of the Bank's total capital in relation to its assets, deposits and other such items. Any future dividends must be set forth in the Company's capital plans before any dividends can be paid.

The Company's ability to raise funding at competitive prices is affected by the rating agencies' views of the Company's credit quality, liquidity, capital and earnings. Management is rated by an independent rating agency annually and is provided with independent current outlook for the Company.

The Board of Director's and the Asset Liability Committee (ALCO) are responsible for establishing and monitoring our liquidity targets and strategies in order to ensure that sufficient liquidity exists for meeting the borrowing needs and deposit withdrawals of our customers as well as unanticipated contingencies. We believe that we have enough sources of liquidity to satisfy our short and long-term liquidity needs as of December 31, 2024.

We monitor and adjust our investments in liquid assets based upon our assessment of: (1) expected loan demand; (2) expected deposit flows; (3) yields available on interest-earning deposits and securities; and (4) the objectives of our asset/liability management program. Excess liquid assets are invested generally in interest-earning deposits and short-and intermediate-term securities.

While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. Our most liquid assets are cash and cash equivalents, which include federal funds sold and interest-earning deposits in other banks. The levels of these assets are dependent on our operating, financing, lending and investing activities during any given period. At December 31, 2024, cash and cash equivalents totaled $207.7 million. Securities classified as available-for-sale, which provide additional sources of liquidity, totaled $55.7 million at December 31, 2024.

Our cash flows are comprised of three primary classifications: cash flows from operating activities, investing activities, and financing activities. Net cash provided by operating activities was $14.7 million, $31.6 million, and $33.5 million for the twelve months ended December 31, 2024, December 31, 2023, and December 31, 2022, respectively. Net cash used in investing activities, which consists primarily of disbursements for loan originations and the purchase of securities, offset by principal collections on loans and proceeds from maturing securities, was $122.3 million, $130.7 million, and $228.7 million for the twelve months ended December 31, 2024, December 31, 2023, and December 31, 2022, respectively. There were no sales of available-for-sale debt securities in 2024, 2023, or 2022. Net cash provided by financing activities was $200.7 million, $83.0 million, and $232.6 million, for the twelve months ended December 31, 2024, 2023, and 2022, respectively, which consisted primarily of increases in interest bearing deposits and federal funds purchased for the twelve months ended December 31, 2024. There were repayments of $15.0 million in federal funds purchased for year ended 2024 and repayments of $100.0 million in FHLB advances for the year ended 2023.

We are committed to maintaining a strong liquidity position. We monitor our liquidity position on a daily basis. We anticipate that we will have sufficient funds to meet our current funding commitments. Certificates of deposit due within one year of December 31, 2024, totaled $615.7 million of total deposits. If these deposits do not remain with us, we will be required to seek other sources of funds in the normal course of business, including other deposits and Federal Home Loan Bank advances. Depending on market conditions, we may be required to pay higher rates on such deposits or borrowings than we currently pay. We believe, however, based on past experience that a significant portion of such deposits will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered. Management believes that the current sources of liquidity are adequate to meet the Company's requirements and plans for continued growth.

Regulatory Capital

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

The federal regulatory capital rules apply to all depository institutions as well as to bank holding companies with consolidated assets of $3 billion or more. However, the regulatory capital requirements generally do not apply on a consolidated basis to a bank holding company with total consolidated assets of less than $3 billion unless the holding company: (1) is engaged in significant nonbanking activities either directly or through a nonbank subsidiary; (2) conducts significant off-balance sheet activities (including securitization and asset management or administration) either directly or through a nonbank subsidiary; or (3) has a material amount of debt or equity securities outstanding (other than trust preferred securities) that are registered with the Securities and Exchange Commission. The Federal Reserve may apply the regulatory capital standards at its discretion to any bank holding company, regardless of asset size, if such action is warranted for supervisory purposes.

Because the Company has total consolidated assets of less than $3 billion and does not engage in activities that would trigger application of the federal regulatory capital rules, it is not at present subject to consolidated capital requirements under such rules.

The Basel III Capital Rules, a comprehensive capital framework for U.S. banking organizations, became effective for the Bank on January 1, 2015 (subject to a phase-in period for certain provisions). Under the Basel III rules, the Bank must hold a capital conservation buffer above the adequately capitalized risk-based capital ratios. The capital conservation buffer was phased in from 0.0% for 2015 to 2.50% by 2019. The capital conservation buffer for 2024 and 2023 is 2.50%. Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of Total capital, Common Equity Tier 1 capital, and Tier 1 capital (as defined in the regulations) to risk weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2024, the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2024 and 2023, the most recent notification from the Federal Reserve Bank of Richmond categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Common Equity Tier 1 risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual regulatory capital amounts and ratios as of December 31, 2024 and 2023 are presented in the table below.

(Dollars in thousands)	Actual		Capital Adequacy Purposes		To Be Well Capitalized Under the Prompt Corrective Action Provision	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2024						
Total capital (to risk-weighted assets)	$ 296,584	15.69%	$ 151,269	≥ 8.0%	$ 189,086	≥ 10.0%
Common equity tier 1 capital (to risk-weighted assets)	$ 276,847	14.64%	$ 85,089	≥ 4.5%	$ 122,906	≥ 6.5%
Tier 1 capital (to risk-weighted assets)	$ 276,847	14.64%	$ 113,451	≥ 6.0%	$ 151,269	≥ 8.0%
Tier 1 capital (to average assets)	$ 276,847	12.08%	$ 91,708	≥ 4.0%	$ 114,635	≥ 5.0%
As of December 31, 2023						
Total capital (to risk-weighted assets)	$ 312,069	17.18%	$ 145,300	≥ 8.0%	$ 181,625	≥ 10.0%
Common equity tier 1 capital (to risk-weighted assets)	$ 294,553	16.22%	$ 81,731	≥ 4.5%	$ 118,056	≥ 6.5%
Tier 1 capital (to risk-weighted assets)	$ 294,553	16.22%	$ 108,975	≥ 6.0%	$ 145,300	≥ 8.0%
Tier 1 capital (to average assets)	$ 294,553	14.66%	$ 80,375	≥ 4.0%	$ 100,469	≥ 5.0%

Non-GAAP Measures

In reporting the results as of and for the year ended December 31, 2024, the Company has provided supplemental performance measures on an operating basis. These measures are a supplement to GAAP used to prepare the Company's financial statements and should not be considered in isolation or as a substitute for comparable measures calculated in accordance with GAAP. In addition, the

Company's non-GAAP measures may not be comparable to non-GAAP measures of other companies. The Company uses the non-GAAP measures discussed herein in its analysis of the Company's performance.

Net interest margin on a fully tax equivalent (FTE) basis, provides valuable additional insight into the net interest margin and the impact that investments in tax-exempt securities have on our financial metrics. The entire FTE adjustment is attributable to the income tax effect on tax-exempt securities, using the statutory federal income tax rate of 21%.

The Company believes that tangible common stockholders' equity, excluding intangible assets, is a meaningful supplement to GAAP financial measures and useful to investors because it provides an additional measure to calculate the book value of our common shares by removing the value of a subjective portion of our balance sheet.

The following table reconciles these non-GAAP measures from their respective GAAP basis measures for the years ended December 31, 2024, 2023, and 2022.

(Dollars in thousands)	For the year ended December 31,		
	2024	2023	2022
Net interest margin (FTE)			
Net interest income (GAAP)	$ 62,574	$ 76,742	$ 70,649
FTE adjustment on tax-exempt securities	291	283	281
Net interest income (FTE) (non-GAAP)	62,865	77,025	70,930
Average interest earning assets	2,010,448	1,858,215	1,676,649
Net interest margin (GAAP)	3.11%	4.13%	4.21%
Net interest margin (FTE) (non-GAAP)	3.13%	4.15%	4.23%
Yield on earning assets (FTE)			
Total interest income (GAAP)	$ 134,615	$ 124,421	$ 84,018
FTE adjustment on tax-exempt securities	291	283	281
Total interest income (FTE) (non-GAAP)	134,906	124,704	84,299
Average interest earning assets	2,010,448	1,858,215	1,676,649
Yield on earning assets (GAAP)	6.70%	6.70%	5.01%
Yield on earning assets (FTE) (non-GAAP)	6.71%	6.71%	5.03%
Net interest spread (FTE)			
Yield on earning assets (GAAP)	6.70%	6.70%	5.01%
Yield on earning assets (FTE) (non-GAAP)	6.71%	6.71%	5.03%
Yield on interest-bearing liabilities	4.70%	3.66%	1.31%
Net interest spread (GAAP)	1.99%	3.04%	3.70%
Net interest spread (FTE) (non-GAAP)	2.01%	3.05%	3.71%
Net Income and earnings per share, adjusted			
Net Income (loss), as reported	$ (9,980)	$ 26,585	$ 26,674
Less: nonrecurring intangible impairment	(19,721)	—	—
Less: nonrecurring restructuring expenses	(430)	—	—
Less: nonrecurring other expenses	(890)	—	—
Related income tax benefit	4,763	—	—
Net income (loss), adjusted	6,298	26,585	26,674
Preferred stock dividends	2,156	2,156	2,156
Net income (loss) available to common shareholders, adjusted	4,142	24,429	24,518
Weighted average shares - basic and diluted	7,606,391	7,522,913	7,529,382
Earnings (loss) per common share, basic and diluted, adjusted			
Earnings (loss) per common share, basic and diluted, as reported	$ (1.60)	$ 3.25	$ 3.26
Nonrecurring expenses per share, net of taxes	2.14	—	—
Earnings (loss) per common share, basic and diluted, adjusted	$ 0.54	$ 3.25	$ 3.26

Adjusted Return (loss) on Average Assets (ROAA)

Average assets, as reported	$	2,136,586	$	1,955,187	$	1,758,862
Annualized ROAA, as reported		(0.47)%		1.38%		1.53%
Annualized ROAA, as adjusted		0.29%		1.38%		1.53%

Adjusted Return (loss) on Average Equity (ROAE)

Average equity, as reported	$	224,631	$	209,921	$	190,839
Annualized ROAE, as reported		(4.44)%		12.66%		13.98%
Annualized ROAE, as adjusted		2.80%		12.66%		13.98%

Efficiency Ratio, adjusted

Noninterest expenses, as reported	$	72,967	$	45,616	$	39,524
Less: nonrecurring intangible impairment		(19,721)		—		—
Less: nonrecurring restructuring expenses		(430)		—		—
Less: nonrecurring other expenses		(890)		—		—
Noninterest expenses, adjusted for nonrecurring expenses		51,926		45,616		39,524
Efficiency ratio, as reported		110.85%		56.69%		52.19%
Efficiency ratio, as adjusted		78.88%		56.69%		52.19%

Tangible common stockholders' equity

Total stockholders' equity (GAAP)	$	207,991	$	221,517	$	198,282
Less: intangible assets		—		(14,657)		(9,149)
Tangible stockholders' equity (non-GAAP)		207,991		206,860		189,133
Less: preferred stock		(27,263)		(27,263)		(27,263)
Tangible common stockholders' equity (non-GAAP)		180,728		179,597		161,870
Common shares outstanding		7,603,765		7,527,415		7,442,743
Tangible book value per common share (non-GAAP)	$	23.77	$	23.86	$	21.75

Stockholders equity, adjusted

Total stockholders equity (GAAP)	$	207,991	$	221,517	$	198,282
Less: intangible assets		—		(14,657)		(9,149)
Total tangible stockholders equity (non-GAAP)		207,991		206,860		189,133

Total tangible assets

Total assets (GAAP)	$	2,228,098	$	2,035,432	$	1,925,751
Less: intangible assets		—		(14,657)		(9,149)
Total tangible assets (non-GAAP)		2,228,098		2,020,775		1,916,602

Average tangible stockholders' equity

Total average stockholders' equity (GAAP)	$	224,631	$	209,921	$	190,839
Less: average intangible assets		(16,989)		(11,996)		(5,471)
Total average tangible stockholders' equity (non-GAAP)		207,642		197,925		185,368

Average tangible assets

Total average assets (GAAP)	$	2,136,586	$	1,955,187	$	1,758,862
Less: average intangible assets		(16,989)		(11,996)		(5,471)
Total average tangible assets (non-GAAP)		2,119,597		1,943,191		1,753,391

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Market Risk Management

The effective management of market risk is essential to achieving the Company's strategic financial objectives. As a financial institution, the Company's most significant market risk exposure is interest rate risk in its balance sheet; however, market risk also includes product liquidity risk, price risk and volatility risk in the Company's lines of business. The primary objectives of market risk management are to minimize any adverse effect that changes in market risk factors may have on net interest income, and to offset the risk of price changes for certain assets recorded at fair value.

Interest Rate Market Risk

The Company's net interest income and the fair value of its financial instruments are influenced by changes in the level of interest rates. The Company manages its exposure to fluctuations in interest rates through policies established by its Asset/Liability Committee. The Asset/Liability Committee meets regularly and has responsibility for approving asset/liability management policies, formulating strategies to improve balance sheet positioning and/or earnings and reviewing the interest rate sensitivity of the Company.

We estimate what our net interest income would be for a 12-month period. We then calculate what the net interest income would be for the same period under different interest rate assumptions. These estimates require certain assumptions to be made, including loan and mortgage-related investment prepayment speeds, reinvestment rates, and deposit maturity and decay rates. These assumptions are inherently uncertain. As a result, no simulation model can precisely predict the impact of changes in interest rates on our net interest income.

The table below sets forth, as of December 31, 2024, the calculation of the estimated changes in our net interest income that would result from changes in market interest rates over one year if we take no action from our current plan.

Basis Point Change in Interest Rates	Net Interest Income Year 1 Forecast	Year 1 Change From Level
(Dollars in thousands)		
+400	$ 75,167	7.57%
+300	$ 74,639	6.82%
+200	$ 73,384	5.02%
+100	$ 71,964	2.99%
Level	$ 69,874	—
-100	$ 67,836	-2.92%
-200	$ 68,956	-1.31%
-300	$ 72,353	3.55%
-400	$ 75,746	8.40%

Economic Value of Equity ("EVE"). We analyze the sensitivity of our financial condition to changes in interest rates through our economic value of equity model. This analysis measures the difference between predicted changes in the fair value of our assets and predicted changes in the present value of our liabilities assuming various changes in current interest rates. The table below represents an analysis of our interest rate risk as measured by the estimated changes in our economic value of equity, resulting from an instantaneous and sustained parallel shift in the yield curve at December 31, 2024.

Basis Point Change in Interest Rates(1)	Estimated EVE(2)	Estimated Increase (Decrease) EVE		EVE as a Percentage of Fair Value of Assets(3)	
		Amount	Percent	EVE Ratio(4)	Increase (Decrease) Basis Points
(Dollars in thousands)					
+400	$ 258,851	$ (56,812)	(18.00)%	(11.54)%	(165)
+300	$ 280,280	$ (35,383)	(11.21)%	(6.25)%	(89)
+200	$ 295,186	$ (20,477)	(6.49)%	(3.09)%	(44)
+100	$ 309,798	$ (5,865)	(1.86)%	(0.26)%	(4)
Level	$ 315,663	$ —	—	—	—
-100	$ 316,834	$ 1,171	0.37%	(1.18)%	(17)
-200	$ 315,422	$ (241)	(0.08)%	(3.10)%	(44)
-300	$ 311,777	$ (3,886)	(1.23)%	(5.67)%	(81)
-400	$ 308,597	$ (7,066)	(2.24)%	(8.21)%	(117)

(1) Assumes an immediate uniform change in interest rates at all maturities.
(2) EVE is the fair value of expected cash flows from assets, less fair value of the expected cash flows arising from our liabilities adjusted for the value of off-balance sheet contracts.
(3) Fair value of assets represents the amount at which an asset could be exchanged between knowledgeable and willing parties in an arms-length transaction.
(4) EVE Ratio represents EVE divided by the fair value of assets.

Market Interest Rate Shift

The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles in the United States of America which require the measurement of financial position and operating results in terms of historical dollars without considering changes in relative purchasing power of money over time due to inflation.

The majority of assets and liabilities of a financial institution are monetary in nature; therefore, a financial institution differs greatly from most commercial and industrial companies, which have significant investments in fixed assets or inventories that are greatly impacted by inflation. However, inflation does have an important impact on the growth of total assets in the banking industry and the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity-to-assets ratio. Inflation also affects other expenses that tend to rise during periods of general inflation.

Management believes the most significant potential impact of inflation on financial results is a direct result of the Company's ability to manage the impact of changes in interest rates. Management attempts to maintain a balanced position between rate-sensitive assets and liabilities in order to minimize the impact of interest rate fluctuations on net interest income. However, this goal can be difficult to completely achieve in times of rapidly changing interest rates and is one of many factors considered in determining the Company's interest rate positioning. The Company is asset sensitive as of December 31, 2024. Refer to the Net Interest Income Sensitivity table for additional details on the Company's interest rate sensitivity.

The Bank also uses derivative financial instruments to manage risk to the Bank associated with changing interest rates, and to assist customers with their risk management objectives. The Bank enters into interest rate swaps with certain qualifying commercial loan customers to meet their interest rate risk management needs. The net result of these interest rate swaps is that the customer pays a fixed rate of interest and the Bank receives a floating rate thus allowing the Bank another tool to further manage the interest rate risk for certain products. These back-to-back loan swaps qualify as financial derivatives with fair values reported in "Other assets" and "Other liabilities" in the Consolidated Statement of Financial Condition.

We believe that our current interest rate exposure is manageable and does not indicate any significant exposure to interest rate changes.



Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors
MainStreet Bancshares, Inc.
Fairfax, Virginia

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial condition of MainStreet Bancshares, Inc. and Subsidiary (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income (loss), comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013, and our report dated March 14, 2025 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses – Loans Collectively Evaluated for Losses

As described in Note 1 – Organization, Basis of Presentation and Impact of Recently Issued Accounting Pronouncements and Note 5 – Allowance for Credit Losses in the consolidated financial statements, the Company accounts for its allowance for credit losses on loans (ACLL) in accordance with ASC 326. The ACLL is a valuation allowance that represents management’s best estimate of expected credit losses on loans measured at amortized cost considering available information, from internal and external sources, relevant to assessing collectability over the loans’ contractual terms. Loans which share common risk characteristics are pooled and collectively evaluated by the Company using historical data, as well as assessments of current conditions and reasonable and supportable forecasts of future conditions. The Company’s ACLL related to collectively evaluated loans made up the total recorded ACLL of $19.5 million as of December 31, 2024. The collectively evaluated ACLL consists of quantitative and qualitative components.

The quantitative component consists of loss estimates derived from a weighted average remaining maturity ("WARM") model using external observations of historical loan losses adjusted for estimated attrition and forecasts of future conditions over a reasonable and supportable period. These estimates consider large amounts of data in tabulating loss and attrition rates and require complex calculations as well as management judgment in the selection of appropriate inputs.

In addition to the quantitative component, the collectively evaluated ACLL also includes a qualitative component which aggregates management's assessment of available information relevant to assessing collectability that is not captured in the quantitative loss estimation process. Factors considered by management in developing its qualitative estimates include: changes in lending policies and procedures; changes in international, national, regional and local economic conditions; changes in the nature and volume of the portfolio and terms of loans; changes in the experience, depth, and ability of lending management; changes in the volume and severity of past due loans, the volume of nonaccrual loans, and the volume and severity of adversely classified loans; changes in the quality of the Company's loan review system; changes in the value of underlying collateral for collateral-dependent loans; the existence and effect of any concentrations of credit and changes in the level of such concentrations; and the effect of other external factors (i.e. competition, legal and regulatory requirements, etc.) on the level of credit losses.

Management exercised significant judgment when estimating the ACLL on collectively evaluated loans. We identified the estimation of the collectively evaluated ACLL as a critical audit matter as auditing the collectively evaluated ACLL involved especially complex and subjective auditor judgment in evaluating management's assessment of the inherently subjective estimates.

The primary audit procedures we performed to address this critical audit matter included:

- Substantively testing management's process for measuring the collectively evaluated ACLL, including:
  o Evaluating conceptual soundness, assumptions, and key data inputs of the Company's WARM methodology, including the identification of loan pools, the calculation of loss rate inputs, and the calculation of attrition rate inputs for each pool.
  o Evaluating the methodology and testing the accuracy of incorporating reasonable and supportable forecasts in the collectively evaluated ACLL estimate.
  o Evaluating the completeness and accuracy of data inputs used as a basis for the qualitative factors.
  o Evaluating the qualitative factors for directional consistency in comparison to prior periods and for reasonableness in comparison to underlying supporting data.
  o Testing the mathematical accuracy of the ACLL for collectively evaluated loans including both the quantitative and qualitative components of the calculation.

/s/ YOUNT, HYDE & BARBOUR, P.C.
We have served as the Company's auditor since 2008.

Owings Mills, Maryland
March 14, 2025

Item 8 – Financial Statements and Supplementary Data

Consolidated Financial Statements

Consolidated Statements of Financial Condition as of December 31, 2024 and December 31, 2023 (Dollars in thousands, except per share data)

	At December 31, 2024	At December 31, 2023
Assets		
Cash and due from banks	$ 47,553	$ 53,581
Federal funds sold	160,155	60,932
Cash and cash equivalents	207,708	114,513
Investment securities available-for-sale (AFS), at fair value	55,747	59,928
Investment securities held-to-maturity (HTM), at amortized cost, net of allowance for credit losses of $0 and $0, respectively.	16,078	17,275
Restricted securities, at amortized cost	30,623	24,356
Loans, net of allowance for credit losses of $19,450 and $16,506, respectively	1,810,556	1,705,137
Premises and equipment, net	13,287	13,944
Accrued interest and other receivables	11,311	12,390
Computer software, net of amortization	—	14,657
Bank owned life insurance	39,507	38,318
Other assets	43,281	34,914
Total Assets	$ 2,228,098	$ 2,035,432
Liabilities and Stockholders' Equity		
Liabilities		
Non-interest bearing deposits	$ 324,307	$ 364,606
Interest bearing demand deposits	139,780	137,128
Savings and NOW deposits	64,337	45,878
Money market deposits	560,082	442,179
Time deposits	819,288	696,336
Total deposits	1,907,794	1,686,127
Federal funds purchased	—	15,000
Subordinated debt, net	73,039	72,642
Allowance for credit losses on off-balance sheet credit exposure	287	1,009
Other liabilities	38,987	39,137
Total Liabilities	2,020,107	1,813,915
Commitments and contingencies (Note 13)		
Stockholders' Equity		
Preferred stock, $1.00 par value, 2,000,000 shares authorized non-cumulative perpetual; 28,750 issued and outstanding as of December 31, 2024 and December 31, 2023	27,263	27,263
Common stock, $4.00 par value, 15,000,000 shares authorized; issued and outstanding 7,603,765 shares (including 237,717 nonvested shares) for December 31, 2024 and 7,527,415 shares (including 228,300 nonvested shares) for December 31, 2023	29,466	29,198
Capital surplus	67,823	65,985
Retained earnings	91,150	106,549
Accumulated other comprehensive (loss)	(7,711)	(7,478)
Total Stockholders' Equity	207,991	221,517
Total Liabilities and Stockholders' Equity	$ 2,228,098	$ 2,035,432

See Notes to the Consolidated Financial Statements

Consolidated Statements of Income (Loss) for the Years Ended December 31, 2024, 2023, and 2022 (Dollars in thousands, except per share data).

	For the Year Ended December 31,		
	2024	2023	2022
Interest Income			
Interest and fees on loans	$ 125,177	$ 116,482	$ 79,045
Interest and dividends on investments securities			
U.S. government agencies and corporations	151	—	37
Mortgage-backed securities	374	395	438
Tax-exempt obligations of states and political subdivisions	1,093	1,065	1,058
Taxable obligations of states and political subdivisions	256	256	254
Other	912	1,185	874
Interest on federal funds sold	6,652	5,038	2,312
Total Interest Income	134,615	124,421	84,018
Interest Expense			
Interest on interest bearing demand deposits	8,661	1,786	494
Interest on savings and NOW deposits	754	546	203
Interest on money market deposits	21,386	13,631	1,380
Interest on time deposits	37,364	26,905	8,009
Interest on federal funds purchased	575	299	—
Interest on Federal Home Loan Bank advances	46	1,224	347
Interest on subordinated debt	3,255	3,288	2,936
Total Interest Expense	72,041	47,679	13,369
Net Interest Income	62,574	76,742	70,649
Provision For Credit Losses - Loans	7,485	1,943	2,398
Recovery of Credit Losses - Off-Balance Sheet Credit Exposure	(722)	(301)	—
Net interest income after provision for (recovery of) credit losses	55,811	75,100	68,251
Non-Interest Income			
Deposit account service charges	1,996	2,149	2,420
Bank owned life insurance income	1,189	1,069	1,008
Loan swap fee income	—	—	619
Net gain (loss) on securities called or matured	(48)	—	4
Net loss on sale of loans	—	—	(168)
Other fee income	115	122	778
Total Non-Interest Income	3,252	3,340	4,661
Non-Interest Expense			
Salaries and employee benefits	30,475	28,267	23,801
Furniture and equipment expenses	3,636	2,787	2,786
Advertising and marketing	2,199	2,343	2,304
Occupancy expenses	1,614	1,684	1,471
Outside services	3,627	2,044	2,075
Franchise tax	2,226	1,835	1,430
FDIC insurance	1,342	1,131	637
Data processing	1,354	1,328	1,303
Administrative expenses	929	922	872
Other real estate expenses, net	—	—	38
Computer software intangible impairment	19,721	—	—
Other operating expenses	5,844	3,275	2,807
Total Non-Interest Expense	72,967	45,616	39,524
Income (Loss) before income taxes	(13,904)	32,824	33,388
Income Tax Expense (Benefit)	(3,924)	6,239	6,714
Net Income (Loss)	$ (9,980)	$ 26,585	$ 26,674
Preferred Stock Dividends	2,156	2,156	2,156
Net Income (Loss) available to common shareholders	$ (12,136)	$ 24,429	$ 24,518
Earnings (loss) per common share:			
Basic	$ (1.60)	$ 3.25	$ 3.26
Diluted	$ (1.60)	$ 3.25	$ 3.26

See Notes to the Consolidated Financial Statements

Consolidated Statements of Comprehensive Income (Loss) for the Years Ended December 31, 2024, 2023, and 2022 (Dollars in thousands).

	For the Year Ended December 31,		
	2024	2023	2022
Comprehensive Income (Loss), net of taxes			
Net Income (Loss)	$ (9,980)	$ 26,585	$ 26,674
Other comprehensive income (loss), net of tax expense (benefit):			
Unrealized gains (losses) on available for sale securities arising during the period (net of tax expense (benefit), ($44), $309 and ($2.6 million), respectively)	(233)	1,062	(8,759)
Add: reclassification adjustment for amortization of unrealized losses on securities transferred from available for sale to held to maturity (net of tax, $0, $2, and $4 respectively)	—	6	16
Other comprehensive income (loss)	(233)	1,068	(8,743)
Comprehensive Income (Loss)	$ (10,213)	$ 27,653	$ 17,931

See Notes to the Consolidated Financial Statements

Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2024, 2023, and 2022 (Dollars in thousands).

	Preferred Stock	Common Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2021	$ 27,263	$ 29,466	$ 67,668	$ 64,194	$ 197	$ 188,788
Vesting of restricted stock	—	407	(407)	—	—	—
Stock based compensation expense	—	—	2,519	—	—	2,519
Common stock repurchased	—	(1,137)	(5,781)	—	—	(6,918)
Dividends on preferred stock - ($0.47 per depositary share)	—	—	—	(2,156)	—	(2,156)
Dividends on common stock - ($0.25 per share)	—	—	—	(1,882)	—	(1,882)
Net income	—	—	—	26,674	—	26,674
Other comprehensive loss	—	—	—	—	(8,743)	(8,743)
Balance, December 31, 2022	$ 27,263	$ 28,736	$ 63,999	$ 86,830	$ (8,546)	$ 198,282
Cumulative change in accounting principle (Note 3)	—	—	—	(1,699)	—	(1,699)
Vesting of restricted stock	—	470	(470)	—	—	—
Stock based compensation expense	—	—	2,491	—	—	2,491
Common stock repurchased	—	(8)	(35)	—	—	(43)
Dividends on preferred stock - ($0.47 per depositary share)	—	—	—	(2,156)	—	(2,156)
Dividends on common stock - ($0.40 per share)	—	—	—	(3,011)	—	(3,011)
Net income	—	—	—	26,585	—	26,585
Other comprehensive gain	—	—	—	—	1,068	1,068
Balance, December 31, 2023	$ 27,263	$ 29,198	$ 65,985	$ 106,549	$ (7,478)	$ 221,517
Cumulative change in accounting principle (Note 1)				(217)		(217)
Vesting of restricted stock	—	434	(434)	—	—	—
Stock based compensation expense	—	—	2,838	—	—	2,838
Common stock repurchased	—	(166)	(566)	—	—	(732)
Dividends on preferred stock - ($0.47 per depositary share)	—	—	—	(2,156)	—	(2,156)
Dividends on common stock - ($0.40 per share)	—	—	—	(3,046)	—	(3,046)
Net income (loss)	—	—	—	(9,980)	—	(9,980)
Other comprehensive gain (loss)	—	—	—	—	(233)	(233)
Balance, December 31, 2024	$ 27,263	$ 29,466	$ 67,823	$ 91,150	$ (7,711)	$ 207,991

See Notes to the Consolidated Financial Statements

Consolidated Statements of Cash Flows (Dollars in thousands)

Year Ended December 31,		2024		2023		2022
Cash Flows from Operating Activities						
Net income (loss)	$	(9,980)	$	26,585	$	26,674
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation, amortization, and accretion, net		3,683		2,268		2,083
Amortization of right-of-use assets		504		477		496
Amortization of intangible assets		447		—		—
Deferred income tax benefit		(4,528)		(191)		(894)
Loss on sale of other real estate owned		—		—		4
Loss on valuation of other real estate owned		—		—		70
Loss on loans held for sale		—		—		168
Loss on New Market Tax Credit investment operations		—		251		—
Gain on disposal of premises and equipment		(99)		(129)		—
Realized (Gain) loss on securities (AFS/HTM)		48		—		(4)
Provision for credit losses, net		6,763		1,642		2,398
Stock based compensation expense		2,838		2,491		2,519
Income from bank owned life insurance		(1,189)		(1,069)		(1,008)
Subordinated debt amortization expense		397		397		328
Computer software intangible impairment		19,721		—		—
Change in:						
Accrued interest receivable and other receivables		1,079		(2,803)		(1,861)
Other assets		(4,794)		4,912		(22,407)
Other liabilities		(150)		(3,198)		24,978
Net cash provided by operating activities		14,740		31,633		33,544
Cash Flows from Investing Activities						
Activity in available-for-sale securities:						
Payments		2,540		3,696		6,634
Maturities, sales, called, refunded		1,445		—		245,000
Purchases		(445)		—		(226,215)
Activity in held-to-maturity securities:						
Purchases		(400)		—		—
Maturities, called, refunded		1,520		265		2,595
Purchases of equity securities		(8,241)		(4,174)		(3,916)
Purchases of restricted investment in bank stock		(1,624)		(7,059)		(9,123)
Redemption of restricted investment in bank stock		1,425		10,425		4,125
Net increase in loan portfolio		(142,482)		(128,025)		(240,756)
Proceeds from sale of other real estate owned		—		—		701
Proceeds from sale of loans		29,578		—		—
Proceeds from sale of premises and equipment		195		129		—
Purchases of premises and equipment		(909)		(497)		(1,125)
Computer software developed		(4,880)		(5,508)		(6,656)
Net cash used in investing activities		(122,278)		(130,748)		(228,736)
Cash Flows from Financing Activities						
Net increase (decrease) in non-interest deposits		(40,299)		(186,084)		20,012
Net increase in interest bearing demand, savings, and time deposits		261,966		359,322		80,914
Net increase (decrease) in Federal Home Loan Bank advances		—		(100,000)		100,000
Net increase (decrease) in federal funds purchased		(15,000)		15,000		—
Net increase in subordinated debt		—		—		42,623
Repurchase of common stock		(732)		(43)		(6,918)
Cash dividends paid on preferred stock		(2,156)		(2,156)		(2,156)
Cash dividends paid on common stock		(3,046)		(3,011)		(1,882)
Net cash provided by financing activities		200,733		83,028		232,593
Increase (decrease) in Cash and Cash Equivalents, net		93,195		(16,087)		37,401
Cash and Cash Equivalents, beginning of period		114,513		130,600		93,199
Cash and Cash Equivalents, end of period	$	207,708	$	114,513	$	130,600

Supplementary Disclosure of Cash Flow Information						
Cash paid during the period for interest	$	70,893	$	45,534	$	12,639
Cash paid during the period for income taxes	$	1,275	$	7,280	$	6,381
Transfers from loans receivable to loans held for sale, at carrying value	$	—	$	—	$	715
Net unrealized gain (loss) on securities available-for-sale	$	(277)	$	1,371	$	(11,373)

See Notes to the Consolidated Financial Statements

MAINSTREET BANCSHARES, INC. AND SUBSIDIARY
Notes to Unaudited Consolidated Financial Statements

Note 1. Organization, Basis of Presentation and Impact of Recently Issued Accounting Pronouncements

Organization

MainStreet Bancshares Inc. (the "Company") is a financial holding company incorporated under the laws of the Commonwealth of Virginia whose principal activity is the ownership and management of MainStreet Bank. On May 18, 2016, the stockholders of MainStreet Bank (the "Bank") approved a Reorganization Agreement and Plan of Share Exchange ("Reorganization") whereby the Bank would reorganize into a holding company structure. The Plan of Share Exchange called for each outstanding share of Bank common stock to be automatically converted into and exchanged for one share of the Company's common stock, and the common stockholders of the Bank would become the common stockholders of the Company on the effective date of the Reorganization. On July 15, 2016, the Reorganization became effective, and the Bank became a wholly-owned subsidiary of the Company. The holding company is regulated under the Bank Holding Company Act of 1956, as amended, and is subject to inspection, examination, and supervision by the Federal Reserve Board. On October 12, 2021, the Company filed an election with the Federal Reserve Board to be a financial holding company in order to engage in a broader range of financial activities than are permitted for bank holding companies generally. The Company is authorized to issue 15,000,000 shares of common stock with a par value of $4.00 per share. Additionally, the Company is authorized to issue 2,000,000 shares of preferred stock at a par value $1.00 per share. There are currently 28,750 shares of preferred stock outstanding.

On April 18, 2019, the Company completed the registration of its common stock with the Securities Exchange Commission through its filing of a General Form for Registration of Securities on Form 10 ("Form 10"), pursuant to Section 12(b) of the Securities Exchange Act of 1934. The Company was considered to be an "emerging growth company" under the Jumpstart Our Business Startups Act of 2012, or the "JOBS Act," and as defined in Section 2(a) of the Securities Act of 1933, as amended, or the "Securities Act," through the quarter ended September 30, 2024. The Company is no longer considered an emerging growth company and will be an accelerated filer effective with this filing.

We were approved to list shares of our common stock on the Nasdaq Capital Market under our current symbol "MNSB" as of April 22, 2019. We were approved to list depositary shares of preferred stock on the Nasdaq Capital Market on the symbol "MNSBP" as of September 16, 2020. Each depositary share represents a 1/40th interest in a share of 7.50% Series A Fixed-Rate Non-Cumulative Perpetual Preferred Stock.

In September 2021, MainStreet Bancshares, Inc. established MainStreet Community Capital, LLC, a wholly owned subsidiary, to be a community development entity ("CDE"). This CDE will be an intermediary vehicle for the provision of loans and investments in Low-Income Communities ("LICs"). In January 2022, the Community Development Financial Institutions Fund ("CDFI") of the United States Department of the Treasury certified MainStreet Community Capital, LLC as a registered CDE. MainStreet Community Capital's primary business objective will be to apply for and receive New Market Tax Credit ("NMTC") allocations that are awarded and distributed annually.

On October 25, 2021, MainStreet Bancshares, Inc. formally introduced Avenu, a division of MainStreet Bank. Avenu provides an embedded Banking as a Service (BaaS) solution that connects our partners (fintechs, application developers, money movers, and entrepreneurs) directly and seamlessly to our Software as a Service (SaaS) solution. Our SaaS software program was deployed in October 2024. Refer to Note 8 for additional information around the computer software intangible asset. The Avenu division is classified within our Financial Technology reportable segment outlined in Note 26. Additional information can be found in our investor presentations filed quarterly.

MainStreet Bank is headquartered in Fairfax, Virginia where it also operates a branch. The Bank was incorporated on March 28, 2003, and received its charter from the Bureau of Financial Institutions of the Commonwealth of Virginia (the "Bureau") on March 16, 2004. The Bank commenced regular operations on May 26, 2004, and is supervised by the Bureau and the Federal Reserve Bank of Richmond. The Bank is a member of the Federal Reserve System and the Federal Deposit Insurance Corporation. The Bank places special emphasis on serving the needs of individuals, and small and medium-sized businesses and professionals in the Washington, D.C. metropolitan area.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Principles of Consolidation – The consolidated financial statements include accounts of the Company and its wholly-owned subsidiaries, the Bank and MainStreet Community Capital, LLC. All significant intercompany transactions and balances have been eliminated in consolidation.

Cash and cash equivalents – For the purpose of presentation in the Consolidated Statements of Cash Flows, the Bank has defined cash and cash equivalents as those amounts included in the statement of financial condition captions "Cash and due from banks" and "Federal funds sold."

Investment securities – The Bank's investment debt securities are classified as either held-to-maturity, available-for-sale, or trading. At December 31, 2024 and December 31, 2023, the Bank held approximately $16.1 million and $17.3 million, respectively, in securities classified as held-to-maturity. The Bank held no securities classified as trading.

Debt securities which are not classified as held-to-maturity or trading are classified as securities available-for-sale (AFS). Debt securities available-for-sale are reported at fair value. Any unrealized gain or loss, net of applicable income taxes, is reported as a separate addition to or reduction from stockholders' equity. Gains and losses arising from the sale of debt securities available-for-sale are recognized based on the specific identification method on a trade-date basis and included in results of operations. Debt securities held-to-maturity includes securities purchased with the ability and positive intent to hold to maturity. Debt securities are stated at historical cost adjusted for amortization of premiums and accretion of discount, and net of any allowance for credit losses.

Purchase premiums and discounts are amortized using the interest method over the term or first call date of each security.

Allowance for Credit Losses - Held-to-Maturity Securities - The Company measures expected credit losses on held-to-maturity (HTM) securities on an individual basis. Accrued interest receivable on these securities are excluded from the estimate of credit losses. For HTM securities, the Company evaluates the credit risk of its securities on at least a quarterly basis. The primary indicators of credit quality for the Company's HTM portfolio are security type and credit rating, which is influenced by a number of factors including obligor cash flow, geography, seniority, and others. The Company's HTM securities ACL was immaterial at December 31, 2024.

Allowance for Credit Losses - Available-for-Sale Securities - For AFS debt securities in an unrealized loss position, the Company first assesses whether it intends to sell, or it is more likely than not that it will be required to sell the security before the recovery of its amortized cost basis. If either criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value with a charge to current operations. For AFS debt securities that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If the assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income.

Restricted Equity Securities - Restricted equity securities consist of the Federal Reserve Bank and Federal Home Loan Bank of Atlanta ("FHLB") stock in the amount of $5.3 million and $1.4 million respectively, as of December 31, 2024, compared to $5.2 million and $1.3 million, respectively, as of December 31, 2023. Restricted equity securities also consisted of $126,800 in Community Bankers Bank stock at December 31, 2024 and December 31, 2023. This restricted stock is recorded at cost because its ownership is restricted and it lacks a market for resale. The Bank is required to maintain Federal Reserve Bank stock at a level of 6% of capital and surplus. The FHLB requires the Bank to maintain stock, at a minimum, in an amount equal to 4.5% of outstanding borrowings and 0.20% of total assets. When evaluating restricted stock for impairment, its value is based on ultimate recoverability of the par value rather than by recognizing temporary declines in value. The Bank does not consider these investments to be impaired at December 31, 2024 or December 31, 2023 and no previous impairment has been recognized as of December 31, 2024. Restricted equities include $7.6 million in Low-Income Housing Tax Credits ("LIHTC") and $9.4 million of New Market Tax Credits ("NMTC") that are both carried at amortized cost through the proportional amortization method. Restricted equities also include $6.7 million of nonmarketable securities as of December 31, 2024 that do not qualify for equity method accounting. As of December 31, 2023 restricted equities include $8.2 million in LIHTC, $3.1 million in NMTC, and $6.4 million of nonmarketable securities that do not qualify for equity method accounting. These investments are recorded at cost because the ownership is restricted and lacks a market for resale.

Loans - The Bank makes commercial and consumer loans to customers. Our recorded investment in loans that management has the intent and ability to hold for the foreseeable future, or until maturity or pay-off, generally are reported at their unpaid principal balances adjusted for charge-offs, unearned discounts, any deferred fees or costs on originated loans, and the allowance for credit losses on loans. Interest on loans is credited to operations based on the principal amount outstanding. Loan fees and origination costs are deferred and the net amount is amortized as an adjustment of the related loan's yield using the effective interest method. The Bank is amortizing these amounts over the contractual life of the related loans.

A loan's past due status is based on the contractual due date of the most delinquent payment due. All loans which are 30 or more days past due at the end of the month are reported to the Board of Directors. Commercial loans are generally placed on nonaccrual status when the collection of principal or interest is 90 days or more past due, or earlier, if collection is uncertain based on an evaluation of the net realizable value of the collateral and the financial strength of the borrower. Consumer loans are generally placed on nonaccrual status when the collection of principal or interest is 120 days or more past due, or earlier, if collection is uncertain based on an evaluation of the net realizable value of the collateral and the financial strength of the borrower. Loans greater than 90 days past due may remain on accrual status if management determines it has adequate collateral to cover the principal and interest. For those loans that are carried on nonaccrual status, payments are first applied to principal outstanding. A loan may be returned to accrual status if the borrower has demonstrated a sustained period of repayment performance in accordance with the contractual terms of the loan and there is reasonable assurance the borrower will continue to make payments as agreed. It is Bank policy to charge-off loans whose collectability is sufficiently questionable and can no longer be justified as an asset on the statement of financial condition. To determine if a loan should be charged-off, all possible sources of repayment are analyzed, including: (1) the potential for future cash flow, (2) the value of the Bank's collateral, and (3) the strength of co-makers or guarantors. All principal and previously accrued interest is charged to the allowance for credit losses. All future payments received on the loan are credited to the allowance for credit losses as a recovery. These policies are applied consistently across our loan portfolio.

The Company designates individually evaluated loans on nonaccrual status as collateral-dependent loans, as well as other loans that management of the Company designates as having differing risk. Collateral-dependent loans are loans for which the repayment is expected to be provided substantially through the operation or sale of the collateral and the borrower is experiencing financial difficulty. These loans do not share common risk characteristics and are not included within the collectively evaluated loans for determining the allowance for credit losses. Under CECL, for collateral-dependent loans, the Company has adopted the practical expedient to measure the allowance for credit losses based on the fair value of collateral. The allowance for credit losses is calculated on an individual loan basis based on the shortfall between the fair value of the loan's collateral, which is adjusted for liquidation costs/discounts, and amortized cost. If the fair value of the collateral exceeds the amortized cost, no allowance is required.

Allowance for Credit Losses

On January 1, 2023, the Company adopted ASU 2016-13 Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, as amended, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (CECL) methodology. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities. It also applies to off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments) and net investments in leases recognized by the lessor in accordance with Topic 842 on leases. In addition, ASC 326 made changes to the accounting for available-for-sale debt securities. One such changes is to require credit losses to be presented as an allowance rather than as a write-down on available-for-sale debt securities management does not intend to sell or believes that is more likely than not they will be required to sell.

The Company adopted ASC 326 and all the subsequent amendments thereto effective January 1, 2023 using the modified retrospective method for all financial assets measured at amortized cost, and off-balance-sheet credit exposures. Results for reporting periods beginning after January 1, 2023 are presented under ASC 326 while prior periods amounts continue to be reported in accordance with previously applicable GAAP. The Company recorded a net decrease to retained earnings of $1.7 million as of January 1, 2023 for the cumulative effect of adopting ASC 326. The transition adjustment includes an increase in allowance for credit losses of $2.2 million and an increase in net deferred tax assets of $506,000.

The Company adopted ASC 326 using the prospective transition approach for debt securities for which other-than-temporary impairment had been recognized prior to January 1, 2023. As of December 31, 2022, the Company did not have any other-than-temporarily impaired investment securities. Therefore, upon adoption of ASC 326, the Company determined that an allowance for credit losses on available-for-sale securities was not deemed material.

The following table illustrates the impact of ASC 326.

(Dollars in thousands)	January 1, 2023		
	As Reported Under ASC 326	Pre-ASC 326 Adoption	Impact of ASC 326 Adoption
Assets:			
Allowance for Credit Losses			
Residential Real Estate	$ 2,205	$ 2,146	$ 59
Commercial Real Estate	7,773	7,159	614
Construction and Land Development	3,366	3,347	19
Commercial & Industrial	1,590	1,418	172
Consumer	75	44	31
Total Allowance for Credit Losses on Loans	$ 15,009	$ 14,114	$ 895
Liabilities:			
Allowance for Credit Losses Off-Balance Sheet Credit Exposure	1,310	—	1,310
Total Allowance for Credit Losses	$ 16,319	$ 14,114	$ 2,205

The Company elected not to measure an allowance for credit losses for accrued interest receivable and instead elected to reverse interest income on loans or securities that are placed on nonaccrual status, which is generally when the instrument is 90 days past due, or earlier if the Company believes the collection of interest is doubtful. The Company has concluded that this policy results in the timely reversal of uncollectible interest.

Allowance for Credit Losses - Loans - The allowance for credit losses on loans is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. Loans are charged off against the allowance when management believes the uncollectability of a loan balance is confirmed. Expected recoveries do not exceed the aggregate of amounts previously charged-off. Accrued interest receivable is excluded from the estimate of credit losses.

The allowance for credit losses represents management's estimate of lifetime credit losses inherent in the loans as of the balance sheet date. Management estimates the allowance balance using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information are made for differences in current loan-specific risk characteristics such as differences in underwriting standards, portfolio mix, delinquency levels, concentrations or term as well as for changes in environmental conditions, such as changes in unemployment rates, property values or vacancy rates, consumer price index and projected federal funds target rate and future unemployment rates.

The allowance for credit losses on loans is measured on a collective (pool) basis when similar risk characteristics exist. The Company has identified the following portfolio segments and measures the allowance for credit losses on loans using the following methods: Portfolio segments are grouped in homogenous pools that mirror the loan pools described in Federal Financial Institutions Examination Council Call Report however we are able to group these pools into the following segments:

- Commercial real estate loans carry risks of the client's ability to repay the loan from the cash flow derived from the underlying real estate. Risks inherent in managing a commercial real estate portfolio relate to sudden or gradual drops in property values as well as changes in the economic climate. Real estate security diminishes risks only to the extent that a market exists for the subject collateral. These risks are attempted to be mitigated by carefully underwriting loans of this type and by following appropriate loan-to-value standards
- Construction and land development loans carry risks that the project will not be finished according to schedule, the project will not be finished according to budget and the value of the collateral may, at any point in time, be less than the principal amount of the loan. Construction loans also bear the risk that the general contractor, who may or may not be a loan customer, may be unable to finish the construction project as planned because of financial pressure unrelated to the project.
- Residential real estate mortgage loans, including equity lines of credit, carry risks associated with the continued creditworthiness of the borrower and the changes in the value of the collateral.
- Commercial and industrial loans carry risks associated with the successful operation of a business or a real estate project, in addition to other risks associated with the ownership of real estate, because the repayment of these loans may be dependent upon the profitability and cash flows of the business or project. In addition, there is risk associated with the value of collateral other than real estate which may depreciate over time and cannot be appraised with as much precision.

- Consumer secured loans (indirect lending) carry risks associated with the continued creditworthiness of the borrower and the value of the collateral (e.g., rapidly depreciating assets such as automobiles). These risks are attempted to be mitigated by following appropriate loan-to-value standards and an experienced management team for this type of portfolio.
- Consumer unsecured loans carry risks associated with the continued credit-worthiness of the borrower. Consumer unsecured loans are more likely to be immediately adversely affected by job loss, divorce, illness or personal bankruptcy.

For each homogenous loan pool, the Company elected to use the Weighted Average Remaining Life ("WARM") methodology for calculating historical and future loss reserves. The WARM methodology calculates the average annual historical charge-off rate of a homogenous loan pool and multiplies that rate by the pool's remaining life to estimate the allowance for credit losses. Quantitative assumptions included are below:

Remaining life - For amortizing assets, the remaining life is calculated by taking the contractual life and adjusting it by any expected scheduled payments as well as prepayments. An important assumption in the calculation of remaining life is an "exit event" which would be deemed as the end of life of a loan. Examples of exit events included in our model are: 1). A change in maturity date of 90 days or more and 2). A loan changing its loan pool classification.

Loss Rate - Loss rates are calculated quarterly and aggregated to determine an annual loss rate. Our methodology uses actual Company data utilizing a straight average over the time periods included. Recoveries are netted against charge-offs and loss rates are floored at 0% with no ability to have "negative" loss rates.

Loss Rate Lookback - By utilizing the WARM method, management is also evaluating future economic conditions. Using historical loan portfolio performance data in certain economic conditions, gives us an idea of how to adjust for potential credit exposure in similar future environments. While subject to change at each quarterly meeting, we have elected to make our base case scenario for future economic environments. This evaluation will be subject to change given the circumstances evaluated at each quarter.

Historical Losses - Quantitative loss estimation models have been developed based largely on call report data from 2004 through the current period and the economic conditions during the same time period. Within our historical losses calculation, the Company projects out the loss environment for the subsequent two quarters, based largely on the preceding twelve quarters. After that period, the historical loss percentage reverts back to the lifetime historical mean over a four quarter progression.

Additionally, the allowance for credit losses on loans calculation includes subjective adjustments for qualitative risk factors that are likely to cause estimated credit losses to differ from historical experience. These qualitative adjustments may increase or reduce reserve levels and include adjustments for lending management experience and risk tolerance, loan review and audit results, asset quality and portfolio trends, loan portfolio growth, industry concentrations, trends in underlying collateral, external factors and economic conditions not already captured.

Loans that do not share risk characteristics are evaluated on an individual basis. When management determines that foreclosure is probable and the borrower is experiencing financial difficulty, the expected credit losses are based on the fair value of collateral at the reporting date unadjusted for selling costs as appropriate.

Other Real Estate Owned ("OREO") - Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less costs to sell at the date of foreclosure, establishing a new cost basis. Any required initial write-downs are charged to allowance for credit losses. Subsequent to foreclosure, management periodically performs valuations of the foreclosed assets based on updated appraisals, general market conditions, and recent sales of like properties, length of time the properties have been held and our ability and intention with regard to continued ownership of the properties. The Bank may incur additional write-downs of foreclosed assets to fair value less costs to sell if valuations indicate a further deterioration in market values. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets and improvements are capitalized.

Interest income on loans – Interest on loans is accrued and credited to income on daily balances of the principal amount outstanding. The accrual of interest on loans is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. Upon such discontinuance, all unpaid accrued interest is reversed.

Generally, the Bank will return a loan to accrual status when all delinquent interest and principal becomes current and remains current for six consecutive months under the terms of the loan agreement or the loan is well-secured or in process of collection. Upon returning to accrual status, interest payments applied to the principal balance of a loan while in nonaccrual status are recognized as a yield adjustment over the remaining life.

Loan origination and commitment fees and certain related direct costs - Loan origination and commitment fees charged by the Bank and certain direct loan origination costs are deferred and the net amount is amortized as a yield adjustment. The Bank amortizes these net amounts over the life of the related loans or, in the case of demand loans, over the estimated life. Net fees related to standby letters of credit are recognized over the commitment period.

Premises and equipment – Land is carried at cost. Premises and equipment are stated at cost, less accumulated depreciation and amortization computed principally on the straight-line basis over the estimated useful life of each asset, which ranges from 3 to 39 years. Leasehold improvements are amortized over the shorter of the related lease term or the estimated useful lives of the improvements. Construction in progress includes assets which will be reclassified and depreciated once placed into service.

Computer software development - The Company capitalizes new product development costs incurred for software to be sold from the point at which technological feasibility has been established through the point at which the product is ready for general availability. Software development costs that are capitalized are evaluated annually for impairment and are assigned an estimated economic life based on the type of product, market characteristics, and maturity of the market for that particular product. These costs are amortized on a straight-line basis. All of this amortization expense is included within components of operating income.

During the three months ended December 31, 2024, Management performed the annual impairment assessment and determined that a triggering event had occurred. The resulting calculations indicated that the fair value did not exceed the carrying amount of the Company's computer software intangible which resulted in a determination that the intangible had become fully impaired. The impairment charge of $19.7 million reduced fully the carrying value of the Company's intangible asset of $19.1 million and the related prepaid asset of $631,000, consisting of the enhanced value of cloud development expenses.

Income taxes – The Bank uses an asset and liability approach in financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. The principal items relate primarily to differences between the allowance for credit losses, deferred loan fees, and accumulated depreciation and amortization. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense (benefit) is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. As of December 31, 2024, and December 31, 2023, there were no such liabilities recorded.

Interest and penalties associated with unrecognized tax benefits, if any, would be classified as additional income taxes in the statement of income.

Comprehensive income – Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although, certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Stock compensation plans – Stock compensation accounting guidance (FASB ASC 718, "Compensation – Stock Compensation") requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the grant date fair value of the equity or liability instruments issued.

The stock compensation accounting guidance requires that compensation cost for all stock awards be calculated and recognized over the employees' service period, generally defined as the vesting period. For awards with graded-vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. A Black-Sholes model is used to estimate the fair value of stock options, while the market price of the Company's common stock at the date of grant is used for restricted stock awards. No stock options were granted during 2024 and 2023.

Earnings per common share – Earnings per common share has been determined under the provisions of FASB ASC 260, "Earnings Per Share" and has been computed based on the weighted average common shares outstanding during the year ended December 31, (7,606,391 for 2024, 7,522,913 for 2023, and 7,529,382 for 2022). Diluted earnings per share reflect additional potential common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance.

The only potential dilutive stock of the Bank as defined in FASB ASC 260 would be stock options granted to various directors, officers, and employees of the Bank. There were no such options outstanding during the years ended December 31, 2024, 2023, or

2022. Restricted stock is included in the computation of basic earnings per share as the holder is entitled to full benefits of a stockholder during the vesting period and is thus considered a participating security.

Off-balance sheet instruments – In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded, or related fees are incurred or received.

Allowance for Credit Losses - Off-Balance Sheet Credit Exposures - The Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. The allowance for credit losses on off-balance sheet credit exposures is adjusted through credit loss expense. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life. The Company classified off-balance sheet exposure in similar pools as the funded loan portfolio and determined that qualitative and quantitative risk factors assessed to the funded loan pool are also evident for the unfunded loan pool of similar type, adjusted for likelihood of funding and any other relevant metrics. The allowance for unfunded commitments is identified separately on the Company's consolidated statement of financial condition.

Advertising and marketing expense – Advertising and marketing costs are expensed as incurred.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from the estimates.

The Company's critical accounting policies relate to (1) the allowance for credit losses, (2) fair value of financial instruments, and (3) derivative financial instruments. These critical accounting policies require the use of estimates, assumptions and judgments which are based on information available as of the date of the financial statements. Accordingly, as this information changes, future financial statements could reflect the use of different estimates, assumptions and judgments. Certain determinations inherently have a greater reliance on the use of estimates, assumptions and judgments and, as such, have a greater possibility of producing results that could be materially different than originally reported. In connection with the determination of the allowances for credit losses on loans, management obtains independent appraisals for significant properties.

Fair value of financial instruments – Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 20. Fair value estimates involve uncertainties and matters of significant judgment. Changes in assumptions or in market conditions could significantly affect the estimates.

Derivative Financial Instruments – The Bank recognizes derivative financial instruments at fair value as either an other asset or other liability in the consolidated statement of financial condition. The Bank's derivative financial instruments include interest rate swaps with certain qualifying commercial loan customers and dealer counterparties. Because the interest rate swaps with loan customers and dealer counterparties are not designated as hedging instruments, adjustments to reflect unrealized gains and losses resulting from changes in fair value of these instruments are reported as noninterest income or noninterest expense, as applicable. The Bank's interest rate swaps with loan customers and dealer counterparties are described more fully in Note 19.

Transfers of financial assets – Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank – put presumptively beyond reach of the transferor and its creditors, even in bankruptcy or other receivership, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

Revenue Recognition - Most revenue associated with the Company's financial instruments, including interest income and gains/losses on investment securities, derivatives and sales of financial instruments are outside the scope of ASC Topic 606. The Company's services that fall within the scope of ASC Topic 606 are presented within noninterest income and are recognized as revenue. A description of the primary revenue streams accounted for under ASC Topic 606 follows:

Deposit Account Service Charges. The Company earns fees from its deposit customers for overdraft and account maintenance services. Overdraft fees are recognized when the overdraft occurs. Account maintenance fees, which relate primarily to monthly maintenance, are earned over the course of a month, representing the period over which the company satisfies the performance obligation.

Other Service Charges and Fees. The Company earns fees from its customers for transaction-based services. Such services include safe deposit box, ATM, stop payment, wire transfer, mortgage origination and interest rate swap fees. In each case, these service charges and fees are recognized in income at the time or within the same period that the Company's performance obligation is satisfied.

Interchange Income. The Company earns interchange fees from debit and credit cardholder transactions conducted through various payment networks. Interchange fees from cardholder transactions represent a percentage of the underlying transaction value and are recognized daily, concurrently with the transaction processing services.

Recently Adopted Accounting Developments

On March 29, 2023, the Financial Accounting Standards Board (FASB) issued ASU 2023-02, "Investments—Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method." These amendments allow entities to account for qualifying tax equity investments using the proportional amortization method regardless of the program giving rise to the related income tax credits, as opposed to only being allowed to apply this method to qualifying tax equity investments in low-income housing tax credit structures as was the case under previous guidance. ASU 2023-02 was effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. On January 1, 2024, the Company adopted ASU 2023-02 using the modified retrospective approach. The Company transitioned from the equity method of accounting and began applying the proportional amortization method of accounting to its qualifying new markets tax credit investments in addition to its low income housing tax credit partnerships already subject to the proportional amortization method. The cumulative change in accounting principle was approximately $217,000.

In November 2023, the Financial Accounting Standards Board (FASB) issued ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures." The amendments in this ASU are intended to improve reportable segment disclosure requirements primarily through enhanced disclosure about significant segment expenses. This ASU requires disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (CODM), an amount for other segment items by reportable segment and a description of its composition, all annual disclosures about a reportable segment profit or loss and assets currently required by FASB ASU Topic 280 in interim periods, and the title and position of the CODM and how the CODM uses the reportable measures. Additionally, this ASU requires that at least one of the reportable segment profit and loss measures should be the measure that is most consistent with the measurement principals used in an entity's consolidated financial statements. Lastly, this ASU requires public business entities with a single reportable segment to provide all disclosures required by these amendments in this ASU and all existing segment disclosures in Topic 280. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied retroactively. On December 31, 2024, the Company adopted ASU 2023-07. Refer to Note 26 for updated disclosures due to the adoption of ASU 2023-07.

Impact of Recently Issued Accounting Pronouncements

In July 2023, the Financial Accounting Standards Board (FASB) issued ASU 2023-03, "Presentation of Financial Statements (Topic 205), Income Statement—Reporting Comprehensive Income (Topic 220), Distinguishing Liabilities from Equity (Topic 480), Equity (Topic 505), and Compensation—Stock Compensation (Topic 718)". This ASU amends the FASB Accounting Standards Codification for SEC paragraphs pursuant to SEC Staff Accounting Bulletin No. 120, SEC Staff Announcement at the March 24, 2022 EITF Meeting, and Staff Accounting Bulletin Topic 6.B, Accounting Series Release 280—General Revision of Regulation S-X: Income or Loss Applicable to Common Stock. ASU 2023-03 is effective upon addition to the FASB Codification. The Company does not expect the adoption of ASU 2023-03 to have a material impact on its consolidated financial statements.

In October 2023, the Financial Accounting Standards Board (FASB) issued ASU 2023-06, "Disclosure Improvements: Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative." This ASU incorporates certain U.S. Securities and Exchange Commission (SEC) disclosure requirements into the FASB Accounting Standards Codification. The amendments in the ASU are expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to more easily compare entities subject to the SEC's existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the Codification with the SEC's regulations. For entities subject to the SEC's existing disclosure requirements and for entities required to file or furnish financial statements with or to the SEC in preparation for the sale of or for purposes of issuing securities that are not subject to contractual restrictions on transfer, the effective date for each amendment will be the date on which the SEC removes that related disclosure from its rules. For all other entities, the amendments will be effective two years later. However, if by June 30, 2027, the SEC has not removed the related disclosure from its regulations, the amendments will be removed from the Codification and not become effective for any entity. The Company does not expect the adoption of ASU 2023-06 to have a material impact on its consolidated financial statements.

In December 2023, the Financial Accounting Standards Board (FASB) issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." The amendments in this ASU require an entity to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold, which is greater than five percent of the amount computed by multiplying pretax income by the entity's applicable statutory rate, on an annual basis. Additionally, the amendments in this ASU require an entity to disclose the amount of income taxes paid (net of refunds received) disaggregated by federal, state, and foreign taxes and the amount of income taxes paid (net of refunds received) disaggregated by individual jurisdictions that are equal to or greater than five percent of total income taxes paid (net of refunds received). Lastly, the amendments in this ASU require an entity to disclose income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign and income tax expense (or benefit) from continuing operations disaggregated by federal, state, and foreign. This ASU is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied on a prospective basis; however, retrospective application is permitted. The Company does not expect the adoption of ASU 2023-09 to have a material impact on its consolidated financial statements.

In March 2024, the Financial Accounting Standards Board (FASB) issued ASU 2024-01, "Compensation – Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards". This ASU provides an illustrative example intended to demonstrate how entities that account for profits interest and similar awards would determine whether a profits interest award should be accounted for in accordance with Topic 718. This ASU is effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. Early adoption is permitted. If an entity adopts the amendments in an interim period, it must adopt them as of the beginning of the annual period that includes that interim period. Transition can be done either retrospectively or prospectively. The Company does not expect the adoption of ASU 2024-01 to have a material impact on its consolidated financial statements.

In March 2024, the Financial Accounting Standards Board (FASB) issued ASU 2024-02, "Codification Improvements – Amendments to Remove References to the Concepts Statements". This ASU contains amendments to the Codification that remove references to various Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior Statements to provide guidance in certain topical areas. This ASU is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied prospectively to all new transactions recognized on or after the date that the entity first applies the amendments or retrospectively to the beginning of the earliest comparative period presented in which the amendments were first applied. If an entity adopts the amendments retrospectively, it should adjust the opening balance of retained earnings as of the beginning of the earliest comparative period presented. The Company does not expect the adoption of ASU 2024-02 to have a material impact on its consolidated financial statements.

In November 2024, the Financial Accounting Standards Board (FASB) issued ASU 2024-03, "Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses." ASU 2024-03 requires public companies to disclose, in the notes to the financial statements, specific information about certain costs and expenses at each interim and annual reporting period. This includes disclosing amounts related to employee compensation, depreciation, and intangible asset amortization. In addition, public companies will need to provide qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively. The FASB subsequently issued ASU 2025-01, "Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date", which amends the effective date of ASU 2024-03 to clarify that all public business entities are required to adopt the guidance in ASU 2024-03 in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of ASU 2024-03 is permitted. Implementation of ASU 2024-03 may be applied prospectively or retrospectively. The Company does not expect the adoption of ASU 2024-03 to have a material impact on its consolidated financial statements.

Note 2. Restrictions on Cash

On March 15, 2020, the Federal Reserve reduced reserve requirement ratios to zero percent effective March 26, 2020. This action eliminated reserve requirements for all depository institutions. Prior to the change, reserve requirement ratios on net transactions accounts differed based on the amount of net transactions accounts at the depository institution.

A certain amount of net transaction accounts, known as the "reserve requirement exemption amount," was subject to a reserve requirement ratio of zero percent. Net transaction account balances above the reserve requirement exemption amount and up to a specified amount, known as the "low reserve tranche," were subject to a reserve requirement ratio of 3 percent. Net transaction account balances above the low reserve tranche were subject to a reserve requirement ratio of 10 percent. The reserve requirement exemption amount and the low reserve tranche are indexed each year pursuant to formulas specified in the Federal Reserve Act.

Note 3. Investment Securities

Investment securities available-for-sale was comprised of the following:

| | | December 31, 2024 | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
(Dollars in thousands)				
Collateralized Mortgage Backed	$ 21,298	$ —	$ (4,105)	$ 17,193
Subordinated Debt	8,971	—	(1,064)	7,907
Preferred Stock	453	—	—	453
Municipal Securities				
Taxable	10,623	—	(2,422)	8,201
Tax-exempt	22,024	—	(2,403)	19,621
U.S. Governmental Agencies	2,392	4	(24)	2,372
Total	$ 65,761	$ 4	$ (10,018)	$ 55,747

Investment securities held-to-maturity was comprised of the following:

| | | December 31, 2024 | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
(Dollars in thousands)				
Municipal Securities				
Tax-exempt	$ 13,578	$ 1	$ (200)	$ 13,379
Subordinated Debt	2,500	—	(14)	2,486
Total	$ 16,078	$ 1	$ (214)	$ 15,865

Investment securities available-for-sale was comprised of the following:

| | | December 31, 2023 | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
(Dollars in thousands)				
Collateralized Mortgage Backed	$ 23,446	$ —	$ (3,931)	$ 19,515
Subordinated Debt	9,970	—	(1,503)	8,467
Municipal Securities				
Taxable	10,649	—	(2,342)	8,307
Tax-exempt	22,668	23	(1,949)	20,742
U.S. Governmental Agencies	2,932	3	(38)	2,897
Total	$ 69,665	$ 26	$ (9,763)	$ 59,928

Investment securities held-to-maturity was comprised of the following:

| | | December 31, 2023 | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
(Dollars in thousands)				
Municipal Securities				
Tax-exempt	$ 14,775	$ 19	$ (121)	$ 14,673
Subordinated Debt	2,500	—	(10)	2,490
Total	$ 17,275	$ 19	$ (131)	$ 17,163

For HTM securities, the Company evaluates the credit risk of its securities on at least a quarterly basis. The Company estimates expected credit losses on HTM debt securities on an individual basis using security-level credit ratings. The Company's HTM securities ACL was immaterial at December 31, 2024. The primary indicators of credit quality for the Company's HTM portfolio are security type and credit rating, which is influenced by a number of factors including obligor cash flow, geography, seniority, and others. The majority of the Company's HTM securities with credit risk are obligations of states and political subdivisions.

The following table presents the amortized cost of HTM securities as of December 31, 2024 and December 31, 2023 by security type and credit rating according to Moody's and Standard and Poor's:

(Dollars in thousands)	Municipal Securities	Subordinated Debt	Total HTM securities
December 31, 2024			
Credit Rating:			
AAA/AA/A	$ 13,578	$ —	$ 13,578
Not Rated - Non Agency	—	2,500	$ 2,500
Total	$ 13,578	$ 2,500	$ 16,078
December 31, 2023			
Credit Rating:			
AAA/AA/A	$ 14,775	$ —	$ 14,775
Not Rated - Non Agency	—	2,500	2,500
Total	$ 14,775	$ 2,500	$ 17,275

At December 31, 2024, the Company had no securities held-to-maturity that were past due 30 days or more as to principal or interest payments. The Company had no securities held-to-maturity classified as nonaccrual for the year ended December 31, 2024, 2023, or 2022.

The scheduled maturities of securities available-for-sale and held-to-maturity at December 31, 2024 were as follows:

	December 31, 2024			
	Available-for-Sale		Held-to-Maturity	
(Dollars in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 1,000	$ 993	$ 370	$ 370
Due from one to five years	—	—	4,017	3,973
Due from after five to ten years	14,430	12,997	5,945	5,886
Due after ten years	50,331	41,757	5,746	5,636
Total	$ 65,761	$ 55,747	$ 16,078	$ 15,865

Securities with a fair value of $394,000 and $16.1 million at December 31, 2024 and December 31, 2023, respectively, were pledged as collateral to secure public funds, loans swaps, and funding through the bank term funding program. The Company has not drawn upon or utilized the bank term funding program.

As of December 31, 2024 and December 31, 2023, there were no holdings of securities of any one issuer in an amount greater than 10% of stockholders' equity.

There were no securities sold from the available-for-sale portfolio during the years ended December 31, 2024, 2023, and 2022.

The following tables summarize the fair value and unrealized losses at December 31, 2024 and December 31, 2023, aggregated by investment category and length of time that individual securities have been in a continuous loss position:

	December 31, 2024					
	Less than 12 Months		12 Months or Longer		Total	
(Dollars in thousands)	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
Available-for-sale:						
Collateralized Mortgage Backed	$ —	$ —	$ 17,105	$ (4,105)	$ 17,105	$ (4,105)
Subordinated Debt	215	(35)	7,191	(1,029)	7,406	(1,064)
Municipal Securities						
Taxable	—	—	8,201	(2,422)	8,201	(2,422)
Tax-exempt	2,658	(36)	16,593	(2,367)	19,251	(2,403)
U.S Governmental Agencies	—	—	614	(24)	614	(24)
Total	$ 2,873	$ (71)	$ 49,704	$ (9,947)	$ 52,577	$ (10,018)

	December 31, 2023					
	Less than 12 Months		12 Months or Longer		Total	
(Dollars in thousands)	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Available-for-sale:						
Collateralized Mortgage Backed	$ —	$ —	$ 19,440	$ (3,931)	$ 19,440	$ (3,931)
Subordinated Debt	—	—	7,717	(1,503)	7,717	(1,503)
Municipal Securities						
Taxable	—	—	8,307	(2,342)	8,307	(2,342)
Tax-exempt	1,986	(34)	16,510	(1,915)	18,496	(1,949)
U.S Government Agencies	1,515	(1)	845	(37)	2,360	(38)
Total	$ 3,501	$ (35)	$ 52,819	$ (9,728)	$ 56,320	$ (9,763)

The factors considered in evaluating securities for impairment include whether the Bank intends to sell the security, whether it is more likely than not that the Bank will be required to sell the security before recovery of its amortized cost basis, and whether the Bank expects to recover the security's entire amortized cost basis. These unrealized losses are primarily attributable to current financial market conditions for these types of investments, particularly changes in interest rates, causing bond prices to decline, and are not attributable to credit deterioration.

At December 31, 2024, there were five tax-exempt municipal securities with a fair value of $2.7 million and one subordinated debt security with a fair value of $215,000 in an unrealized loss position of less than 12 months. At December 31, 2024, there were six U.S. government agencies with fair values totaling approximately $614,000, twenty-two collateralized mortgage backed securities with a fair value totaling $17.1 million, nineteen subordinated debt securities with fair values of $7.2 million, eleven taxable municipal securities with a fair value of $8.2 million, and twenty-eight tax-exempt municipal securities with a fair value of $16.6 million that were in an unrealized loss position of more than 12 months. There were no securities sold during 2024, 2023, or 2022.

All municipal securities originally purchased as available-for-sale were transferred to held-to-maturity during 2013. The unrealized loss on the securities transferred to held-to-maturity is being amortized over the expected life of the securities. The unamortized, unrealized loss, before tax, at December 31, 2024 and December 31, 2023 was $0, respectively.

For held-to-maturity securities, an allowance for credit losses is required to absorb estimated lifetime credit losses. The Company has assessed the risk of credit loss and has determined that no allowance for credit losses for held-to-maturity securities was necessary as of December 31, 2024 and 2023. The evaluation of credit risk includes consideration of the credit ratings of the issuers, the effects of interest rate changes since purchase and observable market information such as issuer-specific credit spreads.

The Company periodically invests in New Market Tax Credit (NMTC) opportunities, related primarily to certain community development projects. The Company receives tax credits related to these investments, for which the Company typically acts as a limited partner and therefore does not exert control over the operating or financial policies of the partnerships. These tax credits are subject to recapture by taxing authorities based on compliance features required to be met at the project level. On January 1, 2024, the Company transitioned from the equity method of accounting and began applying the proportional amortization method of accounting to its qualifying new markets tax credit investments in addition to its low income housing tax credit partnerships already subject to the proportional amortization method. At December 31, 2024 and 2023, the balance of the investments in new market tax credits was $9.4 million and $3.1 million. These balances are reflected in the restricted securities at amortized cost line on the consolidated statements of financial condition. During the years ended December 31, 2024, 2023, and 2022, the Company recognized amortization expense of $911,000, $0, and $0, respectively, which was included within the income tax expense (benefit) line item on the consolidated statements of income (loss) and the depreciation, amortization, and accretion, net line item on the consolidated statements of cash flows.

Note 4. Loans Receivable

Loans receivable were comprised of the following:

(Dollars in thousands)	December 31, 2024	December 31, 2023
Residential Real Estate:		
Single family	$ 204,357	$ 203,417
Multifamily	234,884	271,040
Farmland	240	145
Commercial Real Estate:		
Owner-occupied	357,724	282,052
Non-owner occupied	560,056	461,775
Construction and Land Development	393,385	429,637
Commercial – Non Real-Estate:		
Commercial & industrial	82,778	75,415
Consumer – Non Real Estate:		
Unsecured	343	271
Secured	1,231	3,339
Total Gross Loans	1,834,998	1,727,091
Less: unearned fees	(4,992)	(5,448)
Less: allowance for credit losses on loans	(19,450)	(16,506)
Net Loans	$ 1,810,556	$ 1,705,137

The unsecured consumer loans above include $343,000 and $271,000 of overdrafts reclassified as loans as of December 31, 2024 and December 31, 2023, respectively.

There were nonaccrual loans of $21.7 million and $1.0 million as of December 31, 2024 and December 31, 2023, respectively.

The following tables present the segments of the loan portfolio summarized by aging categories as of December 31, 2024 and December 31, 2023:

(Dollars in thousands)	December 31, 2024					
	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days Past Due and Still Accruing	Nonaccrual	Current Loans	Total Loans Receivable
Residential Real Estate:						
Single Family	$ —	$ 62	$ —	$ 1,162	$ 203,133	$ 204,357
Multifamily	—	—	—	—	234,884	234,884
Farmland	—	—	—	—	240	240
Commercial Real Estate:						
Owner occupied	—	—	—	—	357,724	357,724
Non-owner occupied	—	—	—	11,160	548,896	560,056
Construction & Land Development	—	—	—	4,235	389,150	393,385
Commercial – Non Real Estate:						
Commercial & industrial	—	—	—	5,093	77,685	82,778
Consumer – Non Real Estate:						
Unsecured	—	—	—	—	343	343
Secured	—	—	—	—	1,231	1,231
Total	$ —	$ 62	$ —	$ 21,650	$ 1,813,286	$ 1,834,998

(Dollars in thousands)	December 31, 2023					
	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days Past Due and Still Accruing	Nonaccrual	Current Loans	Total Loans Receivable
Residential Real Estate:						
Single Family	$ —	$ —	$ —	$ 149	$ 203,268	$ 203,417
Multifamily	—	—	—	—	271,040	271,040
Farmland	—	—	—	—	145	145
Commercial Real Estate:						
Owner occupied	—	—	—	—	282,052	282,052
Non-owner occupied	—	—	—	—	461,775	461,775
Construction & Land Development	—	—	—	—	429,637	429,637
Commercial – Non Real Estate:						
Commercial & industrial	—	—	—	851	74,564	75,415
Consumer – Non Real Estate:						
Unsecured	—	—	—	—	271	271
Secured	25	—	4	—	3,310	3,339
Total	$ 25	$ —	$ 4	$ 1,000	$ 1,726,062	$ 1,727,091

Note 5. Allowance for Credit Losses

The following tables summarize the activity in the allowance for credit losses by loan class for the twelve months ended December 31, 2024, 2023, and 2022:

Allowance for Credit Losses By Portfolio Segment
For the twelve months ended December 31, 2024

	Real Estate					
	Residential	Commercial	Construction	Commercial	Consumer	Total
Beginning Balance	$ 2,594	$ 8,888	$ 3,575	$ 1,435	$ 14	$ 16,506
Charge-offs	(132)	(740)	(3,684)	(4)	(9)	(4,569)
Recoveries	—	—	—	19	9	28
Provision (recovery)	16	3,173	4,757	(457)	(4)	7,485
Ending Balance	$ 2,478	$ 11,321	$ 4,648	$ 993	$ 10	$ 19,450

Allowance for Credit Losses By Portfolio Segment
For the twelve months ended December 31, 2023

	Real Estate					
	Residential	Commercial	Construction	Commercial	Consumer	Total
Beginning Balance, prior to adoption of ASC 326	$ 2,146	$ 7,159	$ 3,347	$ 1,418	$ 44	$ 14,114
Impact of adopting ASC 326	59	614	19	172	31	895
Charge-offs	—	—	—	(462)	(6)	(468)
Recoveries	7	—	—	—	15	22
Provision (recovery)	382	1,115	209	307	(70)	1,943
Ending Balance	$ 2,594	$ 8,888	$ 3,575	$ 1,435	$ 14	$ 16,506

Allowance for Loan Losses By Portfolio Segment
For the twelve months ended December 31, 2022

	Real Estate			Commercial	Consumer	Total
	Residential	Commercial	Construction			
Beginning Balance	$ 1,672	$ 5,689	$ 2,697	$ 1,540	$ 99	$ 11,697
Charge-offs	—	—	—	—	19	19
Recoveries	—	—	—	—	—	—
Provision (recovery)	474	1,470	650	(122)	(74)	2,398
Ending Balance	$ 2,146	$ 7,159	$ 3,347	$ 1,418	$ 44	$ 14,114
Individually evaluated for Impairment	$ —	$ —	$ —	$ —	$ —	$ —
Collectively evaluated for Impairment	$ 2,146	$ 7,159	$ 3,347	$ 1,418	$ 44	$ 14,114

The Company maintains a general allowance for credit losses based on evaluating known and inherent risks in the loan portfolio, including management's continuing analysis of the factors underlying the quality of the loan portfolio. These factors include changes in the size and composition of the loan portfolio, actual loan loss experience, and current and anticipated economic conditions. The reserve is an estimate based upon factors and trends identified by management at the time the financial statements are prepared.

The following table is a summary of the Company's nonaccrual loans by major categories for the periods indicated.

	CECL		
	December 31, 2024		
(Dollars in thousands)	Nonaccrual Loans with No Allowance	Nonaccrual Loans with an Allowance	Total Nonaccrual Loans
Residential Real Estate:			
Single Family	$ 1,162	$ —	$ 1,162
Commercial Real Estate:			
Non-owner occupied	11,160	—	11,160
Construction and Land Development	4,235	—	4,235
Commercial & industrial	5,093	—	5,093
Total	$ 21,650	$ —	$ 21,650

	CECL		
	December 31, 2023		
(Dollars in thousands)	Nonaccrual Loans with No Allowance	Nonaccrual Loans with an Allowance	Total Nonaccrual Loans
Residential Real Estate:			
Single Family	$ 149	$ —	$ 149
Commercial & industrial	851	—	851
Total	$ 1,000	$ —	$ 1,000

The Company recognized $2.8 million and $57,792 of interest income on nonaccrual loans during the year ended December 31, 2024 and 2023.

The following table represents the accrued interest receivables written off by reversing interest income during the year ended December 31, 2024 and 2023:

| (Dollars in thousands) | For the Years Ended December 31, | |
	2024	2023
Residential Real Estate:		
Single Family	$ 103	$ 5
Multifamily	176	—
Commercial Real Estate:		
Non-owner occupied	481	—
Construction & Land Development	965	—
Commercial – Non Real Estate:		
Commercial & industrial	180	128
Total	$ 1,905	$ 133

The Company has certain loans for which repayment is dependent upon the operation or sale of collateral, as the borrower is experiencing financial difficulty. The underlying collateral can vary based upon the type of loan. The following provides more detail about the types of collateral that secure collateral-dependent loans:

- Commercial real estate loans can be secured by either owner-occupied commercial real estate or non-owner-occupied investment commercial real estate. Typically, owner-occupied commercial real estate loans are secured by office buildings, warehouses, manufacturing facilities and other commercial and industrial properties occupied by operating companies. Non-owner-occupied commercial real estate loans are generally secured by office buildings and complexes, retail facilities, multifamily complexes, land under development, industrial properties, as well as other commercial or industrial real estate where our borrower is the lessor.
- Residential real estate mortgage loans, including equity lines of credit, are typically secured by first mortgages, and in some cases could be secured by a second mortgage.
- Home equity lines of credit are generally secured by second mortgages on residential real estate property.
- Consumer loans are generally secured by automobiles, motorcycles, recreational vehicles and other personal property. Some consumer loans are unsecured and have no underlying collateral.
- Construction and land development loans are secured by real property where loan funds will be used to acquire land and to construct or improve appropriately zoned real property for the creation of income producing or owner-user commercial properties.

The following table details the amortized cost of collateral dependent loans:

(Dollars in thousands)	As of December 31, 2024	As of December 31, 2023
Residential Real Estate:		
Single Family	$ 5,494	$ 346
Multifamily	3,206	—
Commercial Real Estate:		
Owner occupied	—	1,120
Non-owner occupied	11,488	—
Construction & Land Development	28,608	—
Commercial & industrial	8,877	851
Total	$ 57,673	$ 2,317

The allowance for credit losses incorporates an estimate of lifetime expected credit losses and is recorded on each asset upon asset origination or acquisition. The starting point for the estimate of the allowance for credit losses is historical loss information, which includes losses from modifications of receivables to borrowers experiencing financial difficulty. The Company uses a weighted average remaining life model to determine the allowance for credit losses. An assessment of whether a borrower is experiencing financial difficulty is made on the date of a modification.

Because the effect of most modifications made to borrowers experiencing financial difficulty is already included in the allowance for credit losses because of the measurement methodologies used to estimate the allowance, a change to the allowance for credit losses is generally not recorded upon modification. Occasionally, the Company modifies loans by providing principal forgiveness on certain loans. When principal forgiveness is provided, the amount of the principal forgiveness is deemed to be uncollectible; therefore, that portion of the loan is written off, resulting in a reduction of the amortized cost basis and a corresponding adjustment to the allowance for credit losses.

In some cases, the Company will modify a certain loan by providing multiple types of concessions. Typically, one type of concession, such as a term extension, is granted initially. If the borrower continues to experience financial difficulty, another concession, such as principal forgiveness, may be granted.

The following table shows the amortized cost basis as of December 31, 2024 of the loans modified to borrowers experiencing financial difficulty, disaggregated by class of loans and type of concession granted and describes the financial effect of the modifications made to borrowers experiencing financial difficulty during the twelve-month period ended December 31, 2024:

	December 31, 2024		
(Dollars in thousands)	Amortized Cost Basis	% of Total Loan Type	Financial Effect
Residential Real Estate:			
Single Family	3,813	1.9%	Extended term on interest only payments for six months. Deferred loan payment for three months.
Multifamily	9,570	4.1%	Interest rate reduction.
Construction and Land Development	31,153	7.9%	Interest rate reduction and extended term on interest only payments for two years. Extended amortization term for five years. Extended term on interest only payments for six months.
Commercial – Non Real-Estate:			
Commercial & industrial	3,998	4.8%	Extended term on interest only payments for seven months
Total	$ 48,534		

	December 31, 2023		
(Dollars in thousands)	Amortized Cost Basis	% of Total Loan Type	Financial Effect
Commercial Real Estate:			
Non-owner occupied	$ 16,000	3.5%	Extended term on interest only payments for six months.
Commercial & industrial	315	0.4%	Extended term for three months.
Total	$ 16,315		

The Company monitors loan payments on performing and non-performing loans on an ongoing basis to determine if a loan is considered to have a payment default. The loans that were modified in the twelve-month periods ended December 31, 2024 and December 31, 2023 are current on contractual payments, except for one loan for $364,000 as of December 31, 2024 and one loan for $315,000 as of December 31, 2023, that are both on nonaccrual and are individually evaluated, respectively.

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. Credit quality risk ratings include regulatory classifications of Pass, Watch, Criticized (Special Mention), Classified (Substandard), Doubtful, and Loss. Loans classified as Pass have quality metrics to support that the loan will be repaid according to the terms established. Loans classified as Watch have similar characteristics as Pass loans with some emerging signs of financial weaknesses that should be monitored closer. Loans classified as Watch are included in the Pass totals in the following tables. Loans classified as Criticized (Special Mention) have potential weaknesses that deserve management's close attention. If uncorrected, the potential weaknesses may result in deterioration of prospects for repayment. Loans classified as Classified (Substandard) have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They include loans that are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans classified Doubtful have all the weaknesses inherent in loans classified Substandard with the added characteristic that collection or liquidation in full, on the basis of current conditions and facts, is highly improbable. Loans classified as a Loss are considered uncollectible and are charged to the allowance for loan losses. Loans not classified are rated Pass.

The following table presents the risk category of loans by credit quality indicators by year of origination as of December 31, 2024:

Term Loans Amortized Cost Basis by Origination Year

December 31, 2024

(Dollars in thousands)	2024	2023	2022	2021	2020	Prior	Revolving Loans	Revolving Loans converted to Term	Total
Residential Real Estate - Single Family									
Pass	$ 18,439	$ 44,460	$ 17,803	$ 26,055	$ 29,482	$ 32,065	$ 24,643	$ —	$ 192,947
Criticized	500	—	393	1,596	3,436	—	—	—	5,925
Classified	200	—	—	3,507	1,338	—	440	—	5,485
Total Residential Real Estate - Single Family	$ 19,139	$ 44,460	$ 18,196	$ 31,158	$ 34,256	$ 32,065	$ 25,083	$ —	$ 204,357
Current period gross write-offs	$ —	$ —	$ —	$ —	$ —	$ 132	$ —	$ —	$ 132
Residential Real Estate - Multifamily									
Pass	$ 12,163	$ 5,314	$ 69,629	$ 24,693	$ 38,226	$ 23,199	$ 390	$ —	$ 173,614
Criticized	—	26,250	—	11,703	606	19,514	—	—	58,073
Classified	—	—	—	3,197	—	—	—	—	3,197
Total Residential Real Estate - Multifamily	$ 12,163	$ 31,564	$ 69,629	$ 39,593	$ 38,832	$ 42,713	$ 390	$ —	$ 234,884
Current period gross write-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Residential Real Estate - Farmland									
Pass	$ 106	$ —	$ —	$ —	$ —	$ 134	$ —	$ —	$ 240
Total Residential Real Estate - Farmland	$ 106	$ —	$ —	$ —	$ —	$ 134	$ —	$ —	$ 240
Current period gross write-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial Real Estate - Owner Occupied									
Pass	$ 23,633	$ 64,924	$ 81,427	$ 41,167	$ 38,446	$ 78,706	$ 24,921	$ —	$ 353,224
Criticized	—	4,500	—	—	—	—	—	—	4,500
Total Commercial Real Estate - Owner Occupied	$ 23,633	$ 69,424	$ 81,427	$ 41,167	$ 38,446	$ 78,706	$ 24,921	$ —	$ 357,724
Current period gross write-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial Real Estate - Non-Owner Occupied									
Pass	$ 75,392	$ 9,668	$ 154,994	$ 58,931	$ 46,057	$ 153,682	$ 34,180	$ —	$ 532,904
Criticized	—	—	—	—	15,664	—	—	—	15,664
Classified	—	11,160	—	—	328	—	—	—	11,488
Total Commercial Real Estate - Non-Owner Occupied	$ 75,392	$ 20,828	$ 154,994	$ 58,931	$ 62,049	$ 153,682	$ 34,180	$ —	$ 560,056
Current period gross write-offs	$ —	$ 740	$ —	$ —	$ —	$ —	$ —	$ —	$ 740
Construction & Land Development									
Pass	$ 3,149	$ 5,358	$ 19,680	$ 8,849	$ 718	$ 234	$ 325,885	$ —	$ 363,873
Criticized	—	—	—	—	—	—	1,138	—	1,138
Classified	—	—	1,950	—	—	—	26,424	—	28,374
Total Construction & Land Development	$ 3,149	$ 5,358	$ 21,630	$ 8,849	$ 718	$ 234	$ 353,447	$ —	$ 393,385

Current period gross write-offs	$ —	$ 289	$ —	$ 259	$ 3,136	$ —	$ —	$ —	3,684
Commercial & Industrial									
Pass	$ 15,470	$ 7,197	$ 10,237	$ 3,793	$ 2,026	$ 7,550	$ 27,625	$ —	$ 73,898
Classified	319	—	—	3,712	—	1,600	3,249	—	8,880
Total Commercial & Industrial	$ 15,789	$ 7,197	$ 10,237	$ 7,505	$ 2,026	$ 9,150	$ 30,874	$ —	$ 82,778
Current period gross write-offs	$ 4	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 4
					—				
Consumer - Unsecured									
Pass	$ —	$ —	$ —	$ —	$ —	$ —	$ 343	$ —	$ 343
Total Consumer - Unsecured	$ —	$ —	$ —	$ —	$ —	$ —	$ 343	$ —	$ 343
Current period gross write-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Consumer - Secured									
Pass	$ 187	$ 41	$ 184	$ —	$ 13	$ 721	$ 85		$1,231
Total Consumer - Secured	$ 187	$ 41	$ 184	$ —	$ 13	$ 721	$ 85	$ —	$ 1,231
Current period gross write-offs	$ —	$ —	$ —	$ —	$ —	$ 9	$ —	$ —	$ 9
Total									
Pass	$ 148,539	$ 136,962	$ 353,954	$ 163,488	$ 154,968	$ 296,291	$ 438,072	$ —	$1,692,274
Criticized	500	30,750	393	13,299	19,706	19,514	1,138	—	85,300
Classified	519	11,160	1,950	10,416	1,666	1,600	30,113	—	57,424
Total loans	$ 149,558	$ 178,872	$ 356,297	$ 187,203	$ 176,340	$ 317,405	$ 469,323	$ —	$1,834,998
Current period gross write-offs	$ 4	$ 1,029	$ —	$ 259	$ 3,136	$ 141	$ —	$ —	$ 4,569

The following table presents the risk category of loans by credit quality indicators as of December 31, 2023:

December 31, 2023	**Term Loans Amortized Cost Basis by Origination Year**								
(Dollars in thousands)	**2023**	**2022**	**2021**	**2020**	**2019**	**Prior**	**Revolving Loans**	**Revolving Loans converted to Term**	**Total**
Residential Real Estate - Single Family									
Pass	$ 50,101	$ 17,502	$ 26,434	$ 34,453	$ 20,610	$ 20,542	$ 33,217	$ —	$ 202,859
Classified	—	—	—	—	409	—	149	—	558
Total Residential Real Estate - Single Family	$ 50,101	$ 17,502	$ 26,434	$ 34,453	$ 21,019	$ 20,542	$ 33,366	$ —	$ 203,417
Current period gross write-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Residential Real Estate - Multifamily									
Pass	$ 28,346	$ 81,180	$ 60,156	$ 39,286	$ 27,270	$ 10,797	$ 24,005	$ —	$ 271,040
Total Residential Real Estate - Multifamily	$ 28,346	$ 81,180	$ 60,156	$ 39,286	$ 27,270	$ 10,797	$ 24,005	$ —	$ 271,040
Current period gross write-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Residential Real Estate - Farmland									
Pass	$ —	$ —	$ —	$ —	$ —	$ 145	$ —	$ —	$ 145
Total Residential Real Estate - Farmland	$ —	$ —	$ —	$ —	$ —	$ 145	$ —	$ —	$ 145

Current period gross write-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial Real Estate - Owner Occupied									
Pass	$ 70,476	$ 55,222	$ 43,576	$ 39,621	$ 32,044	$ 37,360	$ 2,633	$ —	$ 280,932
Classified	—	—	—	—	1,120	—	—	—	1,120
Total Commercial Real Estate - Owner Occupied	$ 70,476	$ 55,222	$ 43,576	$ 39,621	$ 33,164	$ 37,360	$ 2,633	$ —	$ 282,052
Current period gross write-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial Real Estate - Non-Owner Occupied									
Pass	$ 23,091	$ 101,617	$ 51,291	$ 48,692	$ 30,595	$ 150,629	$ 32,122	$ —	$ 438,037
Criticized	—	—	—	16,000	—	—	—	—	16,000
Classified	—	—	—	—	7,738	—	—	—	7,738
Total Commercial Real Estate - Non-Owner Occupied	$ 23,091	$ 101,617	$ 51,291	$ 64,692	$ 38,333	$ 150,629	$ 32,122	$ —	$ 461,775
Current period gross write-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Construction & Land Development									
Pass	$ 6,416	$ 32,544	$ 13,612	$ 2,455	$ —	$ 8,118	$ 355,689	$ —	$ 418,834
Classified	—	1,454	—	—	—	—	9,349	—	10,803
Total Construction & Land Development	$ 6,416	$ 33,998	$ 13,612	$ 2,455	$ —	$ 8,118	$ 365,038	$ —	$ 429,637
Current period gross write-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial & Industrial									
Pass	$ 10,150	$ 5,271	$ 13,530	$ 3,495	$ 1,230	$ 10,466	$ 27,299	$ —	$ 71,441
Criticized	—	—	—	—	—	—	2,997	—	2,997
Classified	—	—	—	—	536	353	88	—	977
Total Commercial & Industrial	$ 10,150	$ 5,271	$ 13,530	$ 3,495	$ 1,766	$ 10,819	$ 30,384	$ —	$ 75,415
Current period gross write-offs	$ —	$ —	$ —	$ —	$ 261	$ 201	$ —	$ —	$ 462
Consumer - Unsecured									
Pass	$ —	$ —	$ —	$ —	$ —	$ —	$ 271	$ —	$ 271
Total Consumer - Unsecured	$ —	$ —	$ —	$ —	$ —	$ —	$ 271	$ —	$ 271
Current period gross write-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Consumer - Secured									
Pass	$ 55	$ 252	$ 3	$ 51	$ 1,400	$ 1,497	$ 81	$ —	$ 3,339
Total Consumer - Secured	$ 55	$ 252	$ 3	$ 51	$ 1,400	$ 1,497	$ 81	$ —	$ 3,339
Current period gross write-offs	$ —	$ —	$ —	$ —	$ —	$ 6	$ —	$ —	$ 6
Total									
Pass	$ 188,635	$ 293,588	$ 208,602	$ 168,053	$ 113,149	$ 239,554	$ 475,317	$ —	$ 1,686,898
Criticized	—	—	—	16,000	—	—	2,997	—	18,997
Classified	—	1,454	—	—	9,803	353	9,586	—	21,196
Total loans	$ 188,635	$ 293,588	$ 208,602	$ 168,053	$ 113,149	$ 239,560	$ 475,317	$ —	$ 1,727,091
Current period gross write-offs	$ —	$ —	$ —	$ —	$ 261	$ 207	$ —	$ —	$ 468

The Company maintains an allowance for off-balance sheet credit exposures such as unfunded balances for existing lines of credit, commitments to extend future credit, as well as both standby and commercial letters of credit when there is a contractual obligation to extend credit and when this extension of credit is not unconditionally cancellable (i.e., the commitment cannot be canceled at any time). The allowance for off-balance sheet credit exposures is adjusted as a provision for credit loss expense. The estimate includes consideration of the likelihood that funding will occur, which is based on a historical funding study derived from internal information, and an estimate of expected credit losses on commitments expected to be funded over its estimated life, which are the same loss rates that are used in computing the allowance for credit losses on loans, and are discussed in Note 1. The allowance for credit losses for unfunded loan commitments of $287,000 and $1 million at December 31, 2024 and December 31, 2023, is separately classified on the balance sheet within Other Liabilities.

The following table presents the balance and activity in the allowance for credit losses for unfunded loan commitments for the year ended December 31, 2024 and 2023. The decline in the balance of the allowance for credit losses for unfunded loan commitments during the year ended December 31, 2024, was due to the decline in the balance of unfunded commitments.

| (Dollars in thousands) | Total Allowance for Credit Losses on Off-Balance Sheet Credit Exposure | |
	2024	2023
Beginning Balance	$ 1,009	$ —
Adjustment to allowance for off-balance sheet credit losses upon adoption of ASU 2016-13	—	1,310
Recovery of off-balance sheet credit losses, net	(722)	(301)
Ending Balance	$ 287	$ 1,009

Note 6. Related Party Transactions

The Bank grants loans and letters of credit to its executive officers, directors and their affiliated entities. Such loans are made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with unrelated persons, and, in the opinion of management, do not involve more than normal risk or present other unfavorable features.

(Dollars in thousands)	December 31, 2024	December 31, 2023
Beginning Balance	$ 281	$ 556
New Loans	16	75
Repayments	(255)	(350)
Ending Balance	$ 42	$ 281

The Bank maintains deposit accounts with some of its executive officers, directors, and their affiliated entities. Such deposit accounts at December 31, 2024 and December 31, 2023 amounted to approximately $21.3 million and $2.2 million, respectively.

Note 7. Premises and Equipment

Premises and equipment are summarized as follows at December 31:

(Dollars in thousands)	2024	2023
Cost		
Building	$ 13,050	$ 13,005
Land	2,856	2,856
Leasehold improvements	1,091	1,091
Furniture, fixtures and equipment	4,690	4,500
Computer software and equipment	2,128	1,931
	23,815	23,383
Less accumulated depreciation	(10,528)	(9,439)
Premises and equipment, net	$ 13,287	$ 13,944

Depreciation and amortization charged to operations were $1.5 million, $1.3 million, and $1.3 million during the years ended December 31, 2024, December 31, 2023, and December 31, 2022, respectively.

Note 8. Intangible Assets

The carrying amount of computer software developed was $0 and $14.7 million at December 31, 2024 and December 31, 2023, respectively. The following table presents the changes in the carrying amount of computer software developed during the years ended December 31, 2024 and 2023.

(Dollars in thousands)	Gross Intangible Asset	Accumulated Amortization	Impairment	Net Intangible Asset
December 31, 2024:				
Computer software	$ 19,537	$ (447)	$ (19,090)	$ —
Total	$ 19,537	$ (447)	$ (19,090)	$ —
December 31, 2023:				
Computer software	$ 14,657	$ —	$ —	$ 14,657
Total	$ 14,657	$ —	$ —	$ 14,657

The Company was still in the development stage of computer software where costs were capitalized as of September 30, 2024. Capitalization ceases when the software is substantially complete and ready for its intended use. The asset was deemed ready for its intended use and deployed to customers in October 2024. The intangible asset should be amortized on a straight-line basis over the estimated useful life of the asset, which was expected to be ten years. As of December 31, 2024, the Company had recorded $447,000 of amortization on its intangible computer software. There was no amortization recorded for the years ended December 31, 2023 and 2022.

During the three months ended December 31, 2024, management performed the annual impairment assessment and determined that a triggering event had occurred. The resulting calculations indicated that the fair value did not exceed the carrying amount of the Company's computer software intangible which resulted in a determination that the intangible had become fully impaired. The impairment charge of $19.7 million reduced fully the carrying value of the Company's intangible asset of $19.1 million and the related prepaid asset of $631,000, consisting of the enhanced value of cloud development expenses.

Note 9. Deposits

Time deposits in denominations of $250,000 or more totaled approximately $535.7 million and $445.6 million at December 31, 2024 and 2023, respectively.

At December 31, 2024, maturities of time deposits are as follows:

(Dollars in thousands)	Year ended December 31,
2025	$ 615,709
2026	120,645
2027	28,080
2028	54,854
Thereafter	—
Total	$ 819,288

Wholesale deposits, as defined by the FDIC and pursuant to rule 12 CFR 337.6(e), totaled approximately $702.8 million and $574.9 million at December 31, 2024 and December 31, 2023, respectively.

Note 10. Borrowed Funds

The Bank has unsecured borrowing lines with various institutions. The Bank also has a credit availability agreement with the FHLB based on a percentage of total assets. This credit availability agreement provides the Bank with access to a myriad of advance products offered by the FHLB. The rate of interest charged is based on market conditions. At December 31, 2024, there were commercial real estate, residential 1-4 and multi-family loans totaling $1.6 billion used to collateralize FHLB advances.

(Dollars in thousands)	Outstanding Borrowings	Average balance	Weighted average interest rate paid during the year	Weighted average interest rate paid at December 31	Credit Availability
December 31, 2024					
Federal funds purchased	$ —	$ 9,941	5.78%	0.00%	$ 144,000
Federal Home Loan Bank advances	—	820	5.61%	0.00%	544,648
Total	$ —	$ 10,761	5.77%	0.00%	$ 688,648
December 31, 2023					
Federal funds purchased	$ 15,000	$ 5,583	5.36%	5.65%	$ 114,000
Federal Home Loan Bank advances	—	24,959	4.90%	0.00%	504,640
Total	$ 15,000	$ 30,542	4.99%	5.65%	$ 618,640

Note 11. Income Taxes

The Company files tax returns in the U.S. federal jurisdiction and required states. With few exceptions, the Bank is no longer subject to tax examination by tax authorities for years prior to 2020.

The Commonwealth of Virginia assesses a Bank Franchise Tax on banks instead of a state income tax. The Bank Franchise Tax expense is reported in non-interest expense and the tax's calculation is unrelated to taxable income.

The provision for income taxes consists of the following components:

(Dollars in thousands)	2024	2023	2022
Current expense	$ 604	$ 6,430	$ 7,608
Deferred (benefit)	(4,528)	(191)	(894)
Total	$ (3,924)	$ 6,239	$ 6,714

Income tax expense for the years ended December 31, 2024, 2023, and 2022 differed from the federal statutory rate applied to income before income taxes for the following reasons:

	Year ended December 31,		
(Dollars in thousands)	2024	2023	2022
Computed "expected" income tax expense	$ (2,921)	$ 6,893	$ 7,012
Increase (decrease)in income taxes resulting from:			
Tax exempt Interest	(112)	(136)	(200)
BOLI Income	(250)	(225)	(211)
Low Income Housing Investment amortization	1,700	386	130
State Income Taxes	(279)	649	637
Restricted Stock Adjustment	(36)	(100)	(119)
Federal tax credits	(2,363)	(1,317)	(472)
Other Adjustments	337	89	(63)
Total	$ (3,924)	$ 6,239	$ 6,714

The tax effects of temporary differences result in deferred tax assets and liabilities as presented below:

(Dollars in thousands)	December 31,	
	2024	2023
Deferred tax assets:		
Allowance for credit losses	$ 4,475	$ 3,798
Restricted stock	625	533
Net loan fees	1,148	1,253
Right-of-use liability	1,490	1,588
Accrued compensation	354	638
Unrealized losses on securities available-for-sale	2,303	2,240
Internally developed software costs	3,612	—
Other	209	320
Gross deferred tax assets	14,216	10,370
Deferred tax liabilities:		
Depreciation	110	253
Prepaid expense	16	12
Right-of-use asset	1,326	1,429
Internally developed software costs	—	527
Other	110	215
Gross deferred tax liabilities	1,562	2,436
Net deferred tax asset	$ 12,654	$ 7,934

Note 12. Earnings Per Common Share

Basic earnings per share excludes dilution and is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock which then shared in the earnings of the Bank. There were no such potentially dilutive securities outstanding in 2024, 2023, or 2022.

The weighted average number of shares used in the calculation of basic and diluted earnings per share includes unvested restricted shares of the Company's common stock outstanding. Applicable guidance requires that outstanding unvested share-based payment awards that contain voting rights and rights to non-forfeitable dividends participate in undistributed earnings with common stockholders.

(Dollars in thousands)	For the Year Ended December 31,		
	2024	2023	2022
Net income (loss)	$ (9,980)	$ 26,585	$ 26,674
Preferred stock dividends	(2,156)	(2,156)	$ (2,156)
Net income (loss) available to common shareholders	$ (12,136)	$ 24,429	$ 24,518
Weighted average number of shares issued, basic and diluted	7,606,391	7,522,913	7,529,382
Earnings (loss) per common share:			
Basic and diluted earnings (loss) per common share	$ (1.60)	$ 3.25	$ 3.26

Note 13. Commitments and Contingencies

The Bank's financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of business and which involve elements of credit risk, interest risk and liquidity risk. These commitments and contingent liabilities are commitments to extend credit and standby letters of credit.

The amounts of loan commitments and standby letters of credit are set forth in the following table as of December 31, 2024 and 2023:

	December 31,			
(Dollars in thousands)	**2024**		**2023**	
Loan commitments	$	232,623	$	359,373
Standby letters of credit	$	241	$	471

Commitments to extend credit and standby letters of credit all include exposure to some credit loss in the event of nonperformance of the customer. The Bank's credit policies and procedures for credit commitments and financial guarantees are the same as those for extensions of credit that are recorded on the statements of financial condition. Because these instruments have fixed maturity dates, and because many of them expire without being drawn upon, they do not generally present any significant liquidity risk to the Bank. The Bank has not incurred any losses on commitments in 2024, 2023, or 2022.

During 2020, the Bank made a commitment of $5.0 million to the Housing Equity Fund of Virginia XXIV, L.L.C. This commitment will be funded through capital calls from the fund and we expect our investment to be fully funded by December 31, 2025.

During 2020, the Bank made a commitment of $2.0 million to the Washington Housing Initiative Impact Pool, LLC. This commitment will be funded through capital calls from the fund. As of December 31, 2024, approximately $1.5 million has been deployed, with a remaining unfunded balance of approximately $500,000.

During 2022, the Bank made a commitment of $2.0 million to the VCDC Equity Fund 26, LLC. This commitment will be funded through capital calls from the fund and we expect our investment to be fully funded by December 31, 2028.

During 2023, the Bank made a commitment of $2.0 million to the VCDC Equity Fund 27, LLC. This commitment will be funded through capital calls from the fund and we expect our investment to be fully funded by December 31, 2029.

From time to time, we are a party to various litigation matters incidental to our ordinary conduct of our business. Management believes that none of these legal proceedings, individually or in the aggregate, will have a material adverse impact on the results of operations or financial condition of the Company.

Note 14. Leases

Lessee Arrangements - The right-of-use assets and lease liabilities are included in other assets and other liabilities, respectively, in the Consolidated Statements of Financial Condition.

Lease liabilities represent the Company's obligation to make lease payments and are presented at each reporting date as the net present value of the remaining contractual cash flows. Cash flows are discounted at the Company's incremental borrowing rate in effect at the commencement date of the lease. The incremental borrowing rate was equal to the rate of borrowing from the FHLB that aligned with the term of the lease contract. Right-of-use assets represent the Company's right to use the underlying asset for the lease term and are calculated as the sum of the lease liability and if applicable, prepaid rent, initial direct costs and any incentives received from the lessor.

The Company's long-term lease agreements are classified as operating leases. Certain of these leases offer the option to extend the lease term and the Company has included such extensions in its calculation of the lease liabilities to the extent the options are reasonably assured of being exercised. The lease agreements do not provide for residual value guarantees and have no restrictions or covenants that would impact dividends or require incurring additional financial obligations.

Information regarding the Company's leases as of and for the years ended December 31, 2024 and 2023 were as follows:

	As of December 31,			
(Dollars in thousands)	**2024**		**2023**	
Lease liabilities	$	6,474	$	6,902
Right-of-use assets	$	5,761	$	6,211
Weighted-average remaining lease term – operating leases (in months).		134.9		155.9
Weighted-average discount rate – operating leases		2.61%		2.80%

(Dollars in thousands)	For the year ended December 31,		
	2024	**2023**	**2022**
Lease Cost			
Operating lease cost	$ 693	$ 677	$ 677
Total lease costs	$ 693	$ 677	$ 677
Cash paid for amounts included in measurement of lease liabilities	$ 671	$ 639	$ 623

As of December 31, 2024, all of the Company's lease obligations are classified as operating leases. The Company does not have any finance lease obligations.

A maturity analysis of operating lease liabilities and reconciliation of the undiscounted cash flows to the total of operating lease liabilities as of December 31, 2024 is as follows:

(Dollars in thousands)	
2025	$ 691
2026	709
2027	589
2028	594
2029	605
Thereafter	4,363
Total undiscounted cash flows	7,551
Discount	(1,077)
Lease liabilities	$ 6,474

Lessor Arrangements - The Company is the lessor for five operating leases. One lease is extended on a month-to-month basis while four of these leases have arrangements for over twelve months with an option to extend the lease terms. The lease agreements do not provide for residual value guarantees and have no restrictions or covenants that would impact dividends or require incurring additional financial obligations. The Company's leases generally do not contain non-lease components. Total rent income on these operating leases is approximately $10,000 per month.

Note 15. Significant Concentrations of Credit Risk

Substantially all the Bank's loans, commitments and standby letters of credit have been granted to customers located in the greater Washington, D.C. Metropolitan area. The concentrations of credit by type of loan are set forth in Note 4.

The Bank maintains its cash and federal funds sold in correspondent bank deposit accounts. The amount on deposit at December 31, 2024 exceeded the insurance limits of the Federal Deposit Insurance Corporation by $161.7 million. The Bank has not experienced any losses in such accounts and believes it is not exposed to any significant credit risks.

Note 16. Regulatory Matters

Information presented for December 31, 2024 and December 31, 2023, reflects the Basel III capital requirements that became effective January 1, 2015 for the Bank. Under these capital requirements and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk- weightings and other factors.

The Basel III Capital Rules, a comprehensive capital framework for U.S. banking organizations, became effective for the Bank on January 1, 2015 (subject to a phase-in period for certain provisions). Under the Basel III rules, the Bank must hold a capital conservation buffer above the adequately capitalized risk-based capital ratios. The capital conservation buffer for 2023 and 2024 is 2.50%. Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of Total capital, Common Equity Tier 1 capital, and Tier 1 capital (as defined in the regulations) to risk weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2024, the Bank meets all capital adequacy requirements to which it is subject.

The Bank's actual capital amounts and ratios are presented in the table (dollars in thousands):

(Dollars in thousands)	Actual		Capital Adequacy Purposes		To Be Well Capitalized Under the Prompt Corrective Action Provision	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2024						
Total capital (to risk-weighted assets)	$ 296,584	15.69%	$ 151,269	≥ 8.0%	$ 189,086	≥ 10.0%
Common equity tier 1 capital (to risk-weighted assets)	$ 276,847	14.64%	$ 85,089	≥ 4.5%	$ 122,906	≥ 6.5%
Tier 1 capital (to risk-weighted assets)	$ 276,847	14.64%	$ 113,451	≥ 6.0%	$ 151,269	≥ 8.0%
Tier 1 capital (to average assets)	$ 276,847	12.08%	$ 91,708	≥ 4.0%	$ 114,635	≥ 5.0%
As of December 31, 2023						
Total capital (to risk-weighted assets)	$ 312,069	17.18%	$ 145,300	≥ 8.0%	$ 181,625	≥ 10.0%
Common equity tier 1 capital (to risk-weighted assets)	$ 294,553	16.22%	$ 81,731	≥ 4.5%	$ 118,056	≥ 6.5%
Tier 1 capital (to risk-weighted assets)	$ 294,553	16.22%	$ 108,975	≥ 6.0%	$ 145,300	≥ 8.0%
Tier 1 capital (to average assets)	$ 294,553	14.66%	$ 80,375	≥ 4.0%	$ 100,469	≥ 5.0%

Note 17. Defined Contribution Benefit Plan

The Bank adopted a 401(k) defined contribution plan on October 1, 2004, which is administered by Principal Investments. Participants have the right to contribute up to a maximum of 15% of pretax annual compensation or the maximum allowed by the Internal Revenue Code, whichever is less. The Bank began making a matching contribution to the plan on January 1, 2010. The Bank matches dollar for dollar up to 5% of eligible compensation up to the employee contribution of 5% of eligible compensation. The total amount the Bank matched during 2024, 2023, and 2022 was $1.1 million, $901,513, and $616,721, respectively.

Note 18. Stock Based Compensation Plan

ASC Topic 718, *Compensation – Stock Compensation,* requires the Company to recognize expense related to the fair value of share-based compensation awards in net income. Total compensation expense for restricted stock recorded for the years ended December 31, 2024, December 31, 2023, and December 31, 2022 were $2.8 million, $2.5 million, and $2.5 million, respectively.

On July 17, 2019, the Board of Directors of the Company adopted, and the Company's shareholders subsequently approved, the MainStreet Bank 2019 Equity Incentive Plan (the "2019 Plan"), to provide officers, other selected employees and directors of the Company with additional incentives to promote the growth and performance of the Company. During the year ended December 31, 2024, there were 119,681 restricted shares awarded, 1,746 restricted shares were forfeited, and no stock options were awarded under the 2019 Plan. The restricted shares awarded during 2024 vest equally on an annual basis over a three, five, or ten year period. As a result of the stockholders' approval of the 2019 Plan, no additional awards have been or will be made under the Company's 2016 Plan, although all awards that were outstanding under the 2016 Plan as of July 17, 2019 remained outstanding in accordance with their terms.

A summary of the status of the Bank's nonvested restricted stock shares as of December 31, 2024 and changes during the year ended December 31, 2024 is presented below:

Nonvested Restricted Stock Shares	Shares	Weighted Average Grant Date Fair Value
Nonvested at January 1, 2024	228,300	$ 24.15
Granted	119,681	21.55
Vested	(108,518)	22.48
Forfeited	(1,746)	21.96
Nonvested at December 31, 2024	237,717	$ 23.62

As of December 31, 2024, there was $3.0 million of total unrecognized compensation cost related to nonvested restricted stock awards. The cost is expected to be recognized over approximately five years. The total fair value of shares vested during the years ended December 31, 2024, 2023, and 2022 was $2.0 million, $2.9 million, and $2.0 million, respectively.

Note 19. Derivatives and Risk Management Activities

The Bank uses derivative financial instruments (or "derivatives") primarily to assist customers with their risk management objectives. The Bank classifies these items as free standing derivatives consisting of customer accommodation interest rate loan swaps (or "interest rate loan swaps"). The Bank enters into interest rate swaps with certain qualifying commercial loan customers to meet their interest rate risk management needs. The Bank simultaneously enters into interest rate swaps with dealer counterparties, with identical notional amounts and terms. The net result of these interest rate swaps is that the customer pays a fixed rate of interest and the Bank receives a floating rate. These back-to-back interest rate loan swaps qualify as financial derivatives with fair values reported in "Other assets" and "Other liabilities" in the consolidated financial statements. Changes in fair value are recorded in other noninterest expense and net to zero because of the identical amounts and terms of the interest rate loan swaps.

The following tables summarize key elements of the Banks's derivative instruments as of December 31, 2024 and December 31, 2023.

December 31, 2024
Customer-related interest rate contracts

(Dollars in thousands)	Notional Amount	Positions	Assets	Liabilities	Collateral Pledges
Matched interest rate swap with borrower	$ 230,417	43	$ —	$ 21,715	$ —
Matched interest rate swap with counterparty	$ 230,417	43	$ 21,715	$ —	$ —

December 31, 2023
Customer-related interest rate contracts

(Dollars in thousands)	Notional Amount	Positions	Assets	Liabilities	Collateral Pledges
Matched interest rate swap with borrower	$ 224,008	42	$ —	$ 18,569	$ —
Matched interest rate swap with counterparty	$ 224,008	42	$ 18,569	$ —	$ —

The Company is able to recognize fee income upon execution of the interest rate swap contract. Interest rate swap fee income for the twelve months ended December 31, 2024, 2023, and 2022 was $0, $0, and $619,000, respectively.

Note 20. Fair Value Presentation

In accordance with FASB ASC 820, "Fair Value Measurements and Disclosure", the Bank uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability ("an exit price") in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Bank's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

The fair value guidance provides a consistent definition of fair value, which focuses on exit price in the principal or most advantageous market for the asset or liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is the most representative of fair value under current market conditions.

In accordance with the guidance, a hierarchy of valuation techniques is based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Bank's market assumptions. The three levels of the fair value hierarchy under FASB ASC 820 based on these two types of inputs are as follows:

Level 1 –Valuation is based on quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 –Valuation is based on observable inputs including quoted prices in active markets for similar assets and liabilities, quoted prices for identical or similar assets and liabilities in less active markets, and model-based valuation techniques for which significant assumptions can be derived primarily from or corroborated by observable data in the market.

Level 3 –Valuation is based on model-based techniques that use one or more significant inputs or assumptions that are unobservable in the market.

The following describes the valuation techniques used by the Bank to measure certain financial assets and liabilities recorded at fair value on a recurring basis in the financial statements:

Securities available for sale

Securities available for sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted market prices, when available (Level 1). If quoted market prices are not available, fair values are measured utilizing independent valuation techniques of identical or similar securities for which significant assumptions are derived primarily from or corroborated by observable market data. Third party vendors compile prices from various sources and may determine the fair value of identical or similar securities by using pricing models that consider observable market data (Level 2). In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. As of December 31, 2024 and December 31, 2023, the Bank's entire portfolio of available for sale securities are considered to be Level 2 securities, with the exception of one subordinated debt security and one preferred stock security, which are considered to be level 3 securities.

Derivative asset (liability) – interest rate swaps on loans

As discussed in "Note 19: Derivatives and Risk Management Activities", the Bank recognizes interest rate swaps at fair value on a recurring basis. The Bank has contracted with a third party vendor to provide valuations for these interest rate swaps using standard valuation techniques and therefore classifies such interest rate swaps as Level 2.

The following tables provide the fair value for assets required to be measured and reported at fair value on a recurring basis as of December 31, 2024 and December 31, 2023:

(Dollars in thousands)	Level 1		Level 2		Level 3		Total
Assets:							
Investment securities available-for-sale:							
Collateralized Mortgage Backed	$	—	$	17,193	$	—	$ 17,193
Subordinated Debt		—		7,657		250	7,907
Preferred Stock		—		—		453	453
Municipal Securities							
Taxable		—		8,201		—	8,201
Tax-exempt		—		19,621		—	19,621
U.S. Government Agencies		—		2,372		—	2,372
Derivative asset – interest rate swap on loans		—		21,715		—	21,715
Total	$	—	$	76,759	$	703	$ 77,462
Liabilities:							
Derivative liability – interest rate swap on loans		—		21,715		—	21,715
Total	$	—	$	21,715	$	—	$ 21,715

December 31, 2024

(Dollars in thousands)	Level 1		Level 2		Level 3		Total
Assets:							
Investment securities available-for-sale:							
Collateralized Mortgage Backed	$	—	$	19,515	$	—	$ 19,515
Subordinated Debt		—		8,217		250	8,467
Municipal Securities							
Taxable		—		8,307		—	8,307
Tax-exempt		—		20,742		—	20,742
U.S. Government Agencies		—		2,897		—	2,897
Derivative asset – interest rate swap on loans		—		18,569		—	18,569
Total	$	—	$	78,247	$	250	$ 78,497
Liabilities:							
Derivative liability – interest rate swap on loans		—		18,569		—	18,569
Total	$	—	$	18,569	$	—	$ 18,569

December 31, 2023

Reconciliation of Level 3 Inputs

Dollars in thousands	Subordinated Debt
December 31, 2023 fair value	$ 250
Additions	453
December 31, 2024 fair value	$ 703

Certain assets are measured at fair value on a nonrecurring basis in accordance with GAAP. Adjustments to the fair value of these assets usually result from the application of lower-of-cost-or-market accounting or write-downs of individual assets.

The following describes the valuation techniques used by the Bank to measure certain assets recorded at fair value on a nonrecurring basis in the financial statements:

Individually evaluated

Loans are individually evaluated when, in the judgment of management based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected when due. The measurement of loss associated with individually evaluated loans can be based on either the observable market price of the loan or the fair value of the collateral. Collateral may be in the form of real estate or business assets including equipment, inventory, and accounts receivable. The vast majority of the collateral is real estate. The value of real estate collateral is determined utilizing an income or market valuation approach based on an appraisal conducted by an independent, licensed appraiser outside of the Bank using observable market data (Level 2). However, if the collateral value is significantly adjusted due to differences in the comparable properties, or is discounted by the Bank because of marketability, then the fair value is considered Level 3. The value of business equipment is based upon an outside appraisal if deemed significant, or the net book value on the applicable business' financial statements if not considered significant. Likewise, values for inventory and accounts receivables collateral are based on financial statement balances or aging reports (Level 3). Individually evaluated loans allocated to the Allowance for Credit Losses are measured at fair value on a nonrecurring basis. Any fair value adjustments are recorded in the period incurred as provision for credit losses on the Consolidated Statements of Income.

Other real estate owned

Other real estate owned ("OREO") is measured at fair value less cost to sell, based on an appraisal conducted by an independent, licensed appraiser outside of the Bank. If the collateral value is significantly adjusted due to differences in the comparable properties, or is discounted by the Bank because of marketability, then the fair value is considered Level 3. OREO is measured at fair value on a nonrecurring basis. Any initial fair value adjustment is charged against the Allowance for Credit Losses. Subsequent fair value adjustments are recorded in the period incurred and included in other non-interest expense on the Consolidated Statements of Income.

The Bank did not have any other real estate owned assets or individually evaluated loans measured at fair value as of December 31, 2024 and December 31, 2023.

Fair Value of Financial Instruments

FASB ASC 825, Financial Instruments, requires disclosure about fair value of financial instruments, including those financial assets and financial liabilities that are not required to be measured and reported at fair value on a recurring or nonrecurring basis. ASC 825 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company. Additionally, in accordance with ASU 2016-01, the Company uses the exit price notion, rather than the entry price notion, in calculating the fair values of financial instruments not measured at fair value on a recurring basis.

The following tables reflect the carrying amounts and estimated fair values of the Company's financial instruments whether or not recognized on the Consolidated Statements of Financial Condition at fair value.

December 31, 2024 *(Dollars in thousands)*	Carrying Amount	Estimated Fair Value	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
Assets:					
Cash and cash equivalents	$ 207,708	$ 207,708	$ 207,708	$ —	$ —
Restricted equity securities	30,623	30,623	—	30,623	—
Securities:					
Available-for-sale	55,747	55,747	—	55,747	—
Held-to-maturity	16,078	15,865	—	15,865	—
Loans, net	1,810,556	1,806,846	—	—	1,806,846
Derivative asset – interest rate swap on loans	21,715	21,715	—	21,715	—
Bank owned life insurance	39,507	39,507	—	39,507	—
Accrued interest receivable	9,059	9,059	—	9,059	—
Liabilities:					
Deposits	$ 1,907,794	$ 1,910,018	$ —	$ 1,088,506	$ 821,512
Subordinated debt, net	73,039	67,239	—	67,239	—
Derivative liability – interest rate swaps on loans	21,715	21,715	—	21,715	—
Accrued interest payable	3,362	3,362	—	3,362	—

December 31, 2023 *(Dollars in thousands)*	Carrying Amount	Estimated Fair Value	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
Assets:					
Cash and cash equivalents	$ 114,513	$ 114,513	$ 114,513	$ —	$ —
Restricted equity securities	24,356	24,356	—	24,356	—
Securities:					
Available-for-sale	59,928	59,928	—	59,928	—
Held-to-maturity	17,275	17,163	—	17,163	—
Loans, net	1,705,137	1,701,418	—	—	1,701,418
Derivative asset – interest rate swap on loans	18,569	18,569	—	18,569	—
Bank owned life insurance	38,318	38,318	—	38,318	—
Accrued interest receivable	10,725	10,725	—	10,725	—
Liabilities:					
Deposits	$ 1,686,127	$ 1,685,487	$ —	$ 989,791	$ 695,696
Subordinated debt, net	72,642	56,513	—	56,513	—
Federal funds purchased	15,000	14,968	—	—	14,968
Derivative liability – interest rate swaps on loans	18,569	18,569	—	18,569	—
Accrued interest payable	2,845	2,845	—	2,845	—

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Bank's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Bank's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment, and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on-balance sheet and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets that are not considered financial assets include deferred income taxes and bank premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

The above information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company's assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company's disclosures and those of other companies may not be meaningful. There were no changes in methodologies or transfers between levels at December 31, 2024 from December 31, 2023.

Note 21. Other Real Estate Owned

At December 31, 2024 and 2023, the Company did not have other real estate owned. Expenses applicable to other real estate owned during the years ended December 31, 2024, 2023, and 2022 include the following:

(Dollars in thousands)	2024		2023		2022	
Net loss on sales of real estate	$	—	$	—	$	4
Loss on valuation, net		—		—		70
Operating expenses (income), net of rental income		—		—		(36)
Balance, end of year	$	—	$	—	$	38

As of December 31, 2024, there were no real estate loans in the process of foreclosure.

Note 22. Accumulated Other Comprehensive Loss

The following table presents the cumulative balances of the components of accumulated other comprehensive loss net of deferred taxes, as of December 31, 2024 and December 31, 2023:

(Dollars in thousands)	2024		2023	
Unrealized loss on available-for-sale securities	$	(10,014)	$	(9,737)
Unrealized loss on securities transferred to HTM		—		(6)
Tax effect		2,303		2,265
Total accumulated other comprehensive loss	$	(7,711)	$	(7,478)

Note 23. Capital

On September 15, 2020, the Company issued 1,000,000 depositary shares, each representing a 1/40th interest in a share of the Company's Fixed Rate Series A Noncumulative Perpetual Preferred Stock, par value $1.00 per share, with a liquidation preference of $1,000 per share (equivalent to $25 per depositary share). Dividends will accrue on the depositary shares at a fixed rate equal to 7.50% per annum. On September 25, 2020, the Company completed the sale of an additional 150,000 depositary shares, pursuant to the underwriters' full exercise of their over-allotment option to purchase additional depositary shares.

On October 22, 2020, the Board of Directors of the Company authorized a common stock repurchase program to repurchase up to $17.0 million of the Company's common stock at the discretion of management. The new common stock repurchase program replaced the Company's previous repurchase plan which was authorized on September 18, 2019. The Company repurchased approximately $12.8 million of common stock during the year ended December 31, 2020 and $4.0 million of common stock during the year ended December 31, 2022, under this plan. The Company did not repurchase any common stock during the year ended December 31, 2021.

On May 18, 2022, the Board of Directors of the Company authorized a common stock repurchase program to repurchase up to $7.5 million of the Company's common stock at the discretion of management. The new common stock repurchase program replaced the Company's previous repurchase plan which was authorized on October 22, 2020. The Company repurchased approximately $732,000, $43,000, and $6.9 million of common stock during the years ended December 31, 2024, 2023, and 2022, respectively.

At the Annual Meeting of shareholders held on May 15, 2024, the Company's common shareholders approved a proposal to increase the number of shares of authorized common stock from 650,000 to 1,150,000 shares.

Note 24. Subordinated Notes

On April 6, 2021, the Company completed the issuance of $30.0 million in aggregate principal amount of fixed-to-floating rate subordinated notes in a private placement transaction to various accredited investors. The net proceeds of the offering are intended to retire the subordinated debt issued in 2016, to support growth and be used for other general business purposes. The notes have a maturity date of April 15, 2031 and have an annual fixed interest rate of 3.75% until April 15, 2026. Thereafter, the notes will have a floating interest rate based on three-month SOFR rate plus 302 basis points (3.02%) (computed on the basis of a 360-day year of twelve 30-day months) from and including April 15, 2026 to the maturity date or any early redemption date. Interest will be paid semi-annually, in arrears, on April 15 and October 15 of each year during the time that the notes remain outstanding through the fixed interest rate period or earlier redemption date. Interest will be paid quarterly, in arrears, on April 15, July 15, October 15 and January 15 throughout the floating interest rate period or earlier redemption date.

On March 1, 2022, the Company completed the issuance of $43.8 million in aggregate principal amount of fixed-to-floating rate subordinated notes in a private placement transaction to various accredited investors. The net proceeds of the offering will be used to support growth and for other general business purposes. The notes have a maturity date of March 15, 2032 and have an annual fixed interest rate of 4.00% until March 15, 2027. Thereafter, the notes will have a floating interest rate based on three-month SOFR rate plus 233 basis points (2.33%) (computed on the basis of a 360-day year of twelve 30-day months) from and including March 15, 2027 to the maturity date or any early redemption date. Interest will be paid semi-annually, in arrears, on March 15 and September 15 of each year during the time that the notes remain outstanding through the fixed interest rate period or earlier redemption date. Interest will be paid quarterly, in arrears, on March 15, June 15, September 15 and December 15 throughout the floating interest rate period or earlier redemption date.

Note 25. Condensed Parent Company Financial Statements

Condensed financial statements pertaining only to the Company are presented below. The investment in subsidiary is accounted for using the equity method of accounting.

The payment of dividends by the subsidiary is restricted by various regulatory limitations. Banking regulations also prohibit extensions of credit to the parent company unless appropriately secured by assets.

Condensed Parent Company Only
Condensed Statements of Financial Condition
(Dollars in thousands)

December 31,	2024	2023
ASSETS		
Cash on deposit with subsidiary	$ 5,356	$ 3,616
Restricted securities, at cost	5,362	3,123
Investment in subsidiary	269,239	287,075
Other assets	1,902	1,190
Total Assets	$ 281,859	$ 295,004
Liabilities:		
Other liabilities	$ 829	$ 845
Subordinated debt, net of debt issuance costs	73,039	72,642
Stockholders' equity	207,991	221,517
Total Liabilities and Stockholders' Equity	$ 281,859	$ 295,004

Condensed Statements of Income (Loss)
(Dollars in thousands)

For the Year Ended December 31,		2024		2023		2022
Income						
Dividends from subsidiary	$	5,203	$	5,166	$	4,038
Expenses						
Subordinated debt interest expense		3,255		3,288		2,936
Non-interest expense		103		42		26
Total expenses		3,358		3,330		2,962
Undistributed earnings of subsidiary		(12,733)		23,546		24,797
Net income (loss) before income taxes	$	(10,888)	$	25,382	$	25,873
Income tax (benefit) expense		(908)		1,203		801
Net income (loss)	$	(9,980)	$	26,585	$	26,674
Less: preferred stock dividends		(2,156)		(2,156)		(2,156)
Net income (loss) available to common shareholders	$	(12,136)	$	24,429	$	24,518

Condensed Statements of Cash Flows
(Dollars in thousands)

Year Ended December 31,		2024		2023		2022
CASH FLOWS FROM OPERATING ACTIVITIES:						
Net income (loss)	$	(9,980)	$	26,585	$	26,674
Adjustments to reconcile net income (loss) to net cash provided by operating activities:						
Equity in undistributed earnings (losses) of subsidiary		12,733		(23,546)		(24,797)
Stock based compensation		2,838		2,491		2,519
Depreciation, amortization, and accretion, net		1,308		397		328
Decrease (increase) in other assets		295		(1,063)		2,014
Increase (decrease) in other liabilities		(16)		829		(274)
Net cash provided by operating activities		7,178		5,693		6,464
CASH FLOWS FROM INVESTING ACTIVITIES:						
Purchase of restricted equities		(3,504)		(1,944)		(1,430)
Investment in bank subsidiary		4,000		—		(32,000)
Net cash (used in) provided by investing activities		496		(1,944)		(33,430)
CASH FLOWS FROM FINANCING ACTIVITIES:						
Repurchase of common stock		(732)		(43)		(6,918)
Cash dividends paid on preferred stock		(2,156)		(2,156)		(2,156)
Cash dividend paid on common stock		(3,046)		(3,011)		(1,882)
Net increase in subordinated debt		—		—		42,623
Net cash provided by (used in) financing activities		(5,934)		(5,210)		31,667
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		1,740		(1,461)		4,701
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		3,616		5,077		376
CASH AND CASH EQUIVALENTS, END OF YEAR	$	5,356	$	3,616	$	5,077

Note 26. Segment Information

The Company's reportable segments are determined by the CFO and the President of Avenu, who are the designated chief operating decision makers, based upon information provided about the Company's products and services offered, primarily distinguished between core banking and financial technology operations. They are also distinguished by the level of information provided to the chief operating decision makers, who use such information to review performance of various components of the business, which are then aggregated if operating performance, products/services, and customers are similar. The chief operating decision makers evaluate the financial performance of the Company's business components such as by evaluating revenue streams, significant expenses, and budget to actual results in assessing the performance of the Company's segments and in the determination of allocating resources. The chief operating decision makers use revenue streams to evaluate product pricing and significant expenses to assess performance of each segment to evaluate compensation of certain employees. Segment pretax profit or loss is used to assess the performance of the core banking segment by monitoring the margin between interest income and interest expense. Financial technology segment pretax profit or loss is used to assess the performance of the financial technology segment by monitoring the service charge income received on customer transactions. Loans and investments provide the revenues in the core banking segment, and service charges provide the revenues in the financial technology segment. Interest expense, provisions for credit losses, and salaries and employee benefits provide the significant expenses in the core banking segment. Salaries and employee benefits and outside services provide the significant expenses in the financial technology segment. Additionally, the intangible impairment is a significant expense in the financial technology segment for 2024. All operations are domestic.

Accounting policies for segments are the same as those described in Note 1. Segment performance is evaluated using income before income taxes. Indirect expenses are allocated on revenue. Transactions among segments are made at fair value. Information reported internally for performance assessment by the chief operating decision makers follows, inclusive of reconciliations of significant segment totals to the financial statements:

| | For the Year ended December 31, 2024 | | |
| | | Financial | |
2024	Core Banking	Technology	Consolidated
Interest income - loans, including fees - (1)	$ 123,609	$ 1,568	$ 125,177
Interest income - investments, other	9,438	—	9,438
Service charge income	1,298	698	1,996
Other fee income	1,256	—	1,256
Total	$ 135,601	$ 2,266	$ 137,867
Less:			
Interest expense - deposits	68,062	103	68,165
Interest expense - subordinated debt, other	3,876	—	3,876
Total consolidated interest expense	71,938	103	72,041
Segment gross profit	$ 63,663	$ 2,163	$ 65,826
Less:			
Provision for credit losses	6,763	—	
Salaries and employee benefits	28,207	2,268	
Furniture and equipment expenses	2,944	692	
Advertising and marketing	2,058	141	
Outside services	1,753	1,874	
Computer software intangible impairment	—	19,721	
Other operating expenses	12,473	836	
Total non-interest expense	54,198	25,532	
Segment profit (loss)	$ 9,465	$ (23,369)	$ (13,904)
Other segment disclosures			
Interest income	133,047	1,568	134,615
Interest expense	71,938	103	72,041
Depreciation	1,450	20	1,470
Amortization	2,717	447	3,164
Other significant noncash items:			
Provision for credit losses	6,763	—	6,763
Computer software intangible impairment	—	19,721	19,721
Segment assets	2,228,036	62	2,228,098
Expenditures for segment assets	158,263	4,880	163,143

(1) - Includes transfer pricing on average deposits outstanding for the period

Other operating expenses for the core banking segment are occupancy expenses, franchise taxes, FDIC insurance, data processing expenses, administrative expenses and other operating expenses, which can all be seen on the Consolidated Statements of Income. Additionally, board expenses, shareholder expenses, settlement costs, workout expenses, and fees for brokered deposits, makeup the other operating expense line item on the Consolidated Statements of Income. Other operating expenses for the financial technology segment are administrative expenses, armored car services, and computer software amortization.

The core banking segment reported segment profit before income taxes of $9.5 million for the year ended December 31, 2024, compared to $32.9 million for the year ended December 31, 2023. The decrease in core banking segment profit or loss was primarily related to:

- higher interest expense due primarily to higher rates on deposits and higher balances of interest bearing deposits, specifically money market and time deposits;
- higher provision for credit losses due primarily to loan growth, charge offs taken in 2024, as well as increasing qualitative factors within our model assumptions for increased levels of past dues and potential weaknesses in underlying collateral for certain asset classes;
- higher other operating expenses due primarily to increases in meals and entertainment, board and shareholder expenses, settlement and workout costs, DDA losses, and brokered deposits fees.

The financial technology segment reported segment loss before income taxes of $23.4 million for the year ended December 31, 2024, compared to segment loss of $71,000 for the year ended December 31, 2023. The increase in financial technology segment loss was primarily related to:

- impairment of the computer software intangible asset. The impairment charge of $19.7 million reduced fully the carrying value of the Company's intangible asset of $19.1 million and the related prepaid asset of $621,000, consisting of the enhanced value of cloud development expenses;
- higher salaries and employee benefits as well as outside services, primarily due to the development of the Avenu SaaS software program;
- lower transfer pricing income for 2024 due primarily to lower deposit balances in the financial technology segment in 2024 compared to 2023.

2023	For the Year ended December 31, 2023 Core Banking	Financial Technology	Consolidated
Interest income - loans, including fees - (1)	$ 114,120	$ 2,362	$ 116,482
Interest income - investments, other	7,939	—	7,939
Service charge income	1,281	868	2,149
Other fee income	1,191	—	1,191
Total	$ 124,531	$ 3,230	$ 127,761
Less:			
Interest expense - deposits	42,850	18	42,868
Interest expense - subordinated debt, other	4,811	—	4,811
Total consolidated interest expense	47,661	18	47,679
Segment gross profit	$ 76,870	$ 3,212	$ 80,082
Less:			
Provision for credit losses	1,642	—	
Salaries and employee benefits	26,688	1,579	
Furniture and equipment expenses	2,431	356	
Advertising and marketing	2,208	135	
Outside Services	1,206	838	
Other Operating expenses	9,800	375	
Total Non-Interest Expense	43,975	3,283	
Segment profit (loss)	$ 32,895	$ (71)	$ 32,824
Other segment disclosures			
Interest income	122,059	2,362	124,421
Interest expense	47,661	18	47,679
Depreciation	1,242	20	1,262
Amortization	1,483	—	1,483
Other significant noncash items:			
Provision for credit losses	1,642	—	1,642
Segment assets	2,020,693	14,739	2,035,432
Expenditures for segment assets	138,761	5,508	144,269

(1) Includes transfer pricing on average deposits outstanding for the period

Other operating expenses for the core banking segment are occupancy expenses, franchise taxes, FDIC insurance, data processing expenses, administrative expenses and other operating expenses, which can all be seen on the Consolidated Statements of Income. Additionally, board expenses, shareholder expenses, and settlement costs, makeup the other operating expense line item on the Consolidated Statements of Income. Other operating expenses for the financial technology segment are administrative expenses and armored car services.

The core banking segment reported segment profit before income taxes of $32.9 million for the year ended December 31, 2023, compared to $33.8 million for the year ended December 31, 2022. The decrease in core banking segment profit was primarily related to:

- lower provision for credit losses in 2023 due primarily to less loan growth in 2023 compared to 2022. Loan originations for the years ended December 31, 2023 and December 31, 2022 were $447.6 million and $599.9 million.

The financial technology segment reported segment loss before income taxes of $71,000 for the year ended December 31, 2023, compared to segment loss of $439,000 for the year ended December 31, 2022. The decrease in financial technology segment loss was primarily related to:

- higher transfer pricing income for 2023 due primarily to the increasing federal funds rate in 2023;
- higher salaries and employee benefits as well as outside services, primarily due to the development of the Avenu SaaS software program.

2022		Core Banking		Financial Technology		Consolidated
			For the Year ended December 31, 2022			
Interest income - loans, including fees - (1)	$	77,954	$	1,091	$	79,045
Interest income - investments, other		4,973		—		4,973
Service charge income		1,414		1,006		2,420
Other fee income		2,241		—		2,241
Total	$	86,582	$	2,097	$	88,679
Less:						
Interest expense - deposits		10,080		6		10,086
Interest expense - subordinated debt, other		3,283		—		3,283
Total consolidated interest expense		13,363		6		13,369
Segment gross profit	$	73,219	$	2,091	$	75,310
Less:						
Provision for loan losses		2,398		—		
Salaries and employee benefits		22,623		1,178		
Furniture and equipment expenses		2,658		128		
Advertising and marketing		1,993		311		
Outside services		1,532		543		
Other operating expenses		8,188		370		
Total non-interest expense		39,392		2,530		
Segment profit (loss)	$	33,827	$	(439)	$	33,388
Other segment disclosures						
Interest income		82,927		1,091		84,018
Interest expense		13,363		6		13,369
Depreciation		1,274		5		1,279
Amortization		1,300		—		1,300
Other significant noncash items:						
Provision for loan losses		2,398		—		2,398
Segment assets		1,868,944		9,253		1,878,197
Expenditures for segment assets		503,542		6,656		510,198

(1) Includes transfer pricing on average deposits outstanding for the period

Other operating expenses for the core banking segment are occupancy expenses, franchise taxes, FDIC insurance, data processing expenses, administrative expenses and other operating expenses, which can all be seen on the Consolidated Statements of Income. Additionally, board expenses, shareholder expenses, armored car services, and ATM expenses, makeup the other operating expense line item on the Consolidated Statements of Income. Other operating expenses for the financial technology segment are administrative expenses and armored car services.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")) as of December 31, 2024. Based on their evaluation of the Company's disclosure controls and procedures, the Company's Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and regulations are designed and operating in an effective manner.

Management's Report on Internal Control over Financial Reporting. Management of the Company is also responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management, including the Company's principal executive and principal financial officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework (2013)*. Based on our assessment, we believe that, as of December 31, 2024, the Company's internal control over financial reporting was effective based on those criteria.

The Company's annual report does not include an attestation report of the Company's independent registered public accounting firm, Yount, Hyde, & Barbour. P.C. (YHB), regarding internal control over financial reporting. Management's report was not subject to attestation by YHB pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management's report in its annual report.

The 2024 consolidated financial statements have been audited by the independent registered public accounting firm of Yount, Hyde, & Barbour. P.C. Personnel from YHB were given unrestricted access to all financial records and related data, including minutes of all meetings of the Board of Directors and Committees thereof. Management believes that all representation made to the independent auditors were valid and appropriate. The resulting report from YHB accompanies the consolidated financial statements.

Changes in Internal Controls. There were no changes in the Company's internal control over financial reporting during the Company's fourth quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item with respect to our directors, executive officers, and certain corporate governance practices is contained in our Proxy Statement for our 2024 Annual Meeting of Shareholders (the "Proxy Statement") or is an amendment to this Form 10-K to be filed with the SEC within 120 days after the end of the Company's fiscal year ended December 31, 2024. Such information is incorporated herein by reference.

Item 11. Executive Compensation

The information required by this Item is incorporated herein by reference to our Proxy Statement or is an amendment to this Form 10-K to be filed with the SEC within 120 days after the end of the Company's fiscal year ended December 31, 2024.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item regarding security ownership of certain beneficial owners and management is incorporated by reference to our Proxy Statement or is an amendment to this Form 10-K to be filed with the SEC within 120 days after the end of the Company's fiscal year ended December 31, 2024.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated herein by reference to our Proxy Statement or is an amendment to this Form 10-K to be filed with the SEC within 120 days after the end of the Company's fiscal year ended December 31, 2024.

Item 14. Principal Accountant Fees and Services

The information required by this Item is incorporated herein by reference to our Proxy Statement or is an amendment to this Form 10-K to be filed with the SEC within 120 days after the end of the Company's fiscal year ended December 31, 2024.

PART IV

Item 15. Exhibits and Financial Statement Schedules

Exhibit Number	Description
2.1	Agreement and Plan of Reorganization (incorporated by reference to Exhibit 2.1 to the Company's Form 10-12B filed on February 15, 2019)
3.1	Restated Articles of Incorporation
3.2	Bylaws (incorporated by reference to Exhibit 3.1 to the Company's Form 8-K filed on November 16, 2023)
4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company's Form 10-12B filed on February 15, 2019)
4.2	Description of the Registrant's Securities Registered pursuant to section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.3 to the Company's Form 10-K filed on March 23, 2021)
4.3	Deposit Agreement, dated as of September 15, 2020, by and among the Company, American Stock Transfer and Trust Company, LLC, and the holder from time to time of the Depositary Receipts decided therein (incorporated by reference to Exhibit 4.1 to the Company's Form 8-K filed on September 15, 2020)
4.4	Form of Depositary Receipt representing the Depositary Shares (incorporated by reference to Exhibit 4.2 to the Company's Form 8-K filed on September 15, 2020)
4.5	Form of Fixed-to-Floating Rate Subordinated Notes Due 2031 (incorporated by reference to Exhibit 4.1 to the Company's Form 8-K filed on April 7, 2021)
4.6	Form of 4.00% Fixed-to-Floating Rate Subordinated Notes Due 2032 (incorporated by reference to Exhibit 4.1 to the Company's Form 8-K filed on March 2, 2022)
10.1	2016 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Form 10-12B filed on February 15, 2019)
10.2	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.2 to the Company's Form 10-12B filed on February 15, 2019)
10.3	Employment Agreement with Jeff W. Dick (incorporated by reference to Exhibit 10.3 to the Company's Form 10-12B filed on February 15, 2019)
10.4	Employment Agreement with Abdulhamid Hersiburane (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed on November 21, 2022)
10.5	Employment Agreement with Thomas J. Chmelik (incorporated by reference to Exhibit 10.5 to the Company's Form 10-12B filed on February 15, 2019)
10.6	2019 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on May 16, 2024)
10.7	Subordinated Note Purchase Agreement Dated as of April 6, 2021 (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on April 7, 2021)
10.8	Form of Subordinated Note Purchase Agreement, dated March 1, 2022, between the Company and certain accredited investors and qualified institutional buyers (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on March 2, 2022)
10.9	Form of Indemnification Agreement with each of Jeff W. Dick, Thomas J. Chmelik and Abdul Hersiburane (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on November 21, 2022)
10.10	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.10 to the Company's Form 10-K filed on March 23, 2023).

19.0	Insider Trading Policies and Procedures
21.1	Subsidiaries of the Registrant
23.1	Consent of Yount, Hyde & Barbour, P.C.
31.1	Rule 13a-14(a) Certification of the Chief Executive Officer
31.2	Rule 13a-14(a) Certification of the Chief Financial Officer
32.0	Section 1350 Certification
97.1	Policy Relating to the Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 to the Company's Form 10-K filed on March 20, 2024
101.INS	Inline XBRL Instance Document: The XBRL Instance Document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
101	The following materials from the Company's Annual Report on Form 10-K for the year ended December 31, 2024 formatted in Inline XBRL, filed herewith: (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Income (Loss), (iii) the Consolidated Statements of Comprehensive Income (Loss), (iv) the Consolidated Statements of Stockholders' Equity, (v) the Consolidated Statements of Cash Flows and (vi) the Notes to Consolidated Financial Statements
104	Cover Page Interactive Data File: The cover page XBRL tags are embedded within the Inline XBRL document and are contained within the Exhibit 101.

Item 16. Form 10-K Summary

Not Applicable

<center>**SIGNATURES**</center>

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

MAINSTREET BANCHSHARES, INC
(Registrant)

Date: March 14, 2025   By: /s/ Jeff W. Dick

Jeff W. Dick
Chairman & Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Date: March 14, 2025   By: /s/ Jeff W. Dick

Jeff W. Dick
Chairman & Chief Executive Officer
(Principal Executive Officer)

Date: March 14, 2025   /s/ Thomas J. Chmelik

Thomas J. Chmelik
Senior Executive Vice President and
Chief Financial Officer and Director
(Principal Financial Officer)

Date: March 14, 2025   /s/ Richard A. Vari

Richard A. Vari
Senior Vice President and Chief Accounting Officer
(Principal Accounting Officer)

Date: March 14, 2025   /s/ Charles C. Brockett

Charles C. Brockett
Director

Date: March 14, 2025   /s/ Paul Thomas Haddock

Paul Thomas Haddock
Director

Date: March 14, 2025   /s/ Patsy I. Rust

Patsy I. Rust
Director

Date: March 14, 2025   /s/ Terry M. Saeger

Terry M. Saeger
Director

Date: March 14, 2025   /s/ Darrell Green

Darrell Green
Director

Date: March 14, 2025   /s/ Russell Echlov

Russell Echlov
Director

Date: March 14, 2025   /s/ Rafael DeLeon

Rafael DeLeon
Director

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Board of Directors and Executive Officers

Charles C. Brockett
Bank and Company Director
Retired. Former President of MainStreet Bancshares, Inc.

Thomas J. Chmelik
Bank and Company Director & Secretary
Chief Financial Officer and Senior Executive Vice President of MainStreet Bancshares, Inc. and MainStreet Bank.

Rafael DeLeon
Bank and Company Director
A veteran regulator with the Office of the Comptroller of the Currency, Mr. DeLeon is currently senior vice president of industry engagement for Ncontracts, a provider of integrated risk management and lending compliance solutions for the financial services industry.

Jeff W. Dick
Bank and Company Chairman
Chief Executive Officer of MainStreet Bancshares, Inc. and MainStreet Bank.

Russell Echlov
Bank and Company Director
Partner and Founder of Ledyard Capital - an asset management business focused on The financial services industry.

Darrell Green
Bank and Company Director
Owner, Darrell Green Enterprises, Inc., a marketing company that facilitates opportunities for Mr. Green and other athletes.

Paul Thomas Haddock
Bank and Company Director
President of Azure, Inc., a privately held company which he formed in 1984 to assist up-and-coming entrepreneurs.

Abdul Hersiburane
Bank Director
President of MainStreet Bank

Ali Reza Manouchehri
Bank Director
Co-founder and CEO of MetroStar Systems, a leading provider of digital IT services and solutions for the public sector.

Patsy I. Rust
Bank and Company Director
Retired, former Senior Vice President and founding shareholder of MainStreet Bank.

Terry M. Saeger
Bank and Company Vice Chairman and Lead Independent Director
President of The Saeger Group, LLC. a business strategy and C-level consultancy, and a Senior Business Counselor for the George Mason Small Business Development Center.

Shareholder Information

Annual Meeting
The annual meeting of shareholders will be held at 11:00 AM, Eastern Time, on Wednesday, May 21, 2025. The meeting will be held as a virtual-only internet webcast meeting without a physical location. Formal notice of the meeting, together with a proxy statement and proxy, was mailed on or about April 17, 2025.

Common Stock and Depositary Shares
MainStreet Bancshares, Inc. common stock is traded on the Nasdaq Capital Market as ticker symbol "MNSB" and its depositary shares are traded on the Nasdaq Capital Market as ticker symbol MNSBP."

Transfer Agent for the Common Stock
Inquiries concerning MainStreet Bancshares, Inc. common stock, including stock transfers, lost or stolen stock certificates, changes of address and dividend payments should be directed to:

Equiniti Trust Company, LLC
(formerly, American Stock Transfer & Trust Company, LLC)
Operations Center
6201 15th Avenue
Brooklyn, NY 11219
(800) 937-5449
Website: www.equiniti.com

SEC Filings
The Annual Report on Form 10-K and other Securities and Exchange Commission (SEC) filings are available without charge through our website at ir.mstreetbank.com, the SEC website at sec.gov, or by written request addressed to:

Investor Relations
MainStreet Bancshares, Inc.
10089 Fairfax Blvd
Fairfax, Virginia 22030
(703) 481-4599

Governance Documents
Governance-related documents, including our Code of Ethics and Business Conduct, Insider Trading Policy, Whistleblower Protection Policy, Code of Ethics for Senior Financial Officers, and Board committee charters are available without charge through our website,

ir.mstreetbank.com/corporate-overview/documents

or by written request addressed to:

Corporate Secretary
MainStreet Bancshares, Inc.
10089 Fairfax Blvd
Fairfax, Virginia 22030

Shareholder Communications
Shareholders may communicate with the Board of Directors in writing. Such communications should be sent to the Corporate Secretary to the address noted above.

Forward Looking Statements
MainStreet Bancshares, lnc.'s 2024 Annual Report may include certain forward-looking statements. These forward-looking statements generally are identified by words such as "expects" or "anticipates" and words of similar effect and include statements regarding the Company's financial and operating goals. Actual results may differ materially from those expressed in any forward-looking statements due to a variety of factors, including those discussed in "Risk Factors" and elsewhere in the Annual Report and in our filings with the Securities and Exchange Commission.

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